AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                   May 9, 2001
                           REGISTRATION NO. 333-58396
                       ----------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20519

                            -------------------------

                               AMENDMENT NO. 1 TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          UNION ACCEPTANCE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         INDIANA                         6141                      35-1908796
(STATE OR OTHER JURISDICTION   (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
    OF INCORPORATION OR              CLASSIFICATION             IDENTIFICATION
        ORGANIZATION)                 CODE NUMBER)                  NUMBER)

                           250 North Shadeland Avenue
                           Indianapolis, Indiana 46219
                                 (317) 231-6400
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            -------------------------

                                  RICK A. BROWN
                          Union Acceptance Corporation
                           250 North Shadeland Avenue
                           Indianapolis, Indiana 46219
                                 (317) 231-7934
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                            -------------------------

                                   COPIES TO:
                                   ERIC R. MOY
                               Barnes & Thornburg
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                                 (317) 231-7298

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                                         CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------
                                                       PROPOSED MAXIMUM        PROPOSED MAXIMUM          AMOUNT OF
    TITLE OF SECURITIES        AMOUNT TO BE             OFFERING PRICE             AGGREGATE           REGISTRATION
      TO BE REGISTERED          REGISTERED                PER SHARE(1)          OFFERING PRICE             FEE(1)

Class A Common Stock,
no par value.....            17,600,000 Shares              $5.50              $ 96,800,000.00            $24,200


(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(e) under the Securities Act of 1933, as amended, based on the estimated offering price.



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------

                               INTRODUCTORY NOTE

     This Registration Statement contains (i) a prospectus relating to the offering by Union Acceptance Corporation of its Class A common stock issuable upon the exercise of subscription rights and to certain standby purchasers and
(ii) a prospectus supplement for the standby purchasers. The prospectus supplement immediately follows the prospectus.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.




Subject to Completion
Preliminary Prospectus Dated May 9, 2001


                             Up To 17,600,000 Shares



                                 [Logo omitted]

                              Class A Common Stock
                  Issuable Upon Exercise Of Subscription Rights
                        And To Certain Standby Purchasers

     We currently have two classes of common stock issued and outstanding, Class A common stock, without par value, and Class B common stock, without par value. We have no other equity securities outstanding. We are offering to our existing shareholders the right to purchase shares of Class A common stock in this rights offering regardless of the class of common stock owned. Our Class A common stock trades on The Nasdaq Stock Market under the symbol "UACA."


     o For each share of our common stock which you own on the Record Date of May 10, 2001, you will receive one right. For each right which you exercise, you will be able to purchase one share of our Class A common stock at a price of $5.00 per share. This is your "Basic Subscription Right." We are offering our shareholders approximately 13,300,000 million shares pursuant to their Basic Subscription Rights.

     o As of the Record Date for the rights offering, we expect to have entered into Standby Purchase Agreements with "standby purchasers," consisting of certain institutional investors and high net worth individuals. Pursuant to the Standby Purchase Agreements, the standby purchasers are expected to have agreed to purchase up to approximately 9,600,000 shares of Class A common stock, if available, after the exercise of the Basic Subscription Rights and Oversubscription Rights by the shareholders. In addition, pursuant to the Standby Purchase Agreements we will sell, if requested by the standby purchasers, up to at least 4,000,000 shares in the aggregate. Each standby purchaser will be entitled to purchase the standby purchaser's pro rata share of such amount, even if the Basic Subscription Rights are fully subscribed. The standby purchasers will acquire shares of Class A common stock at the same price per share offered to the shareholders.

     o If you fully exercise your Basic Subscription Right, you may elect to purchase additional shares of Class A common stock on a pro rata basis with other shareholders making that election to the extent any shares are available after the shareholders have exercised or declined to exercise their respective Basic Subscription Rights and the allocation of shares pursuant to purchase rights of the standby purchasers (up to 4,000,000 shares). This is your "Oversubscription Right."


     o Our anticipated maximum offering is 16,000,000 shares (assuming an offering price of $5.00 per share). We may issue up to 17,600,000 shares. We will only issue more than 16,000,000 shares if:

               --it is necessary to honor all Basic Subscription Rights exercised by our shareholders and also fulfill the purchase rights (for up to at least 4,000,000 shares) of our standby purchasers, or


               --our  board of  directors  elects on or prior to the  expiration
               date   to   sell   more   than   16,000,000   shares   to   honor
               oversubscription rights exercised by our shareholders, or to fulfill requests by standby purchasers for additional shares.

     o We will not issue fractional rights or fractional shares, and we will not pay cash in place of rights or fractional shares. If the number of rights which you own on the record date would result, when exercised, in your receipt of fractional shares, the number of shares which you will be able to purchase will be rounded down to the next whole number. These rights are transferable only to an Affiliate or Related Party, as each term is defined in this prospectus. Please see "The Offering--Transferring Rights to Affiliates and Related Parties."

     o The subscription rights are exercisable beginning on the date of this prospectus, when completed, and continuing until 5:00 p.m., Eastern Standard Time, on June 12, 2001. This date and time are the "expiration date," unless we extend the date and time of this rights offering. To participate in this rights offering, you must submit your subscription documents to us before the expiration date, in the manner described in this prospectus.


     o Subscriptions are irrevocable once we receive them, unless we amend this offering.

     o Shareholders who do not participate in this rights offering will continue to own the same number of shares of our common stock, but will own a substantially smaller percentage of the total number of shares outstanding to the extent that other shareholders and the standby purchasers participate in this rights offering.

     o Certain members of our board of directors, executive officers and principal shareholders have expressed interest in exercising their
          Basic Subscription Rights and, where applicable, their Oversubscription Rights. We expect such persons to subscribe in the aggregate for approximately 6,400,000 shares or approximately 40% of the anticipated maximum of 16,000,000 shares offered by this prospectus.

     o The shareholder rights offering and sale of underlying securities will be conducted solely by us and our officers without additional compensation for such selling activities. The standby subscription rights and underlying securities will be offered exclusively by Castle Creek Financial LLC, a broker-dealer registered with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and various state securities agencies, on a best efforts basis in accordance with the terms of the Standby Placement Agreement between us and Castle Creek Financial LLC. Castle Creek Financial LLC is not required to sell any specific number or dollar amount of securities but will use its best efforts to sell the securities offered.


                                                                     Proceeds to
                                  Price            Commission(1)     Company(2)
                                  -----            -------------     -----------
            Per Share             $5.00            $0.06             $4.94
            Minimum(3)            $80,000,000      $1,000,000        $79,000,000
            Maximum(3)            $88,000,000      $1,000,000        $87,000,000

          (1) Estimated fees due to Castle Creek Financial LLC, our financial advisor and limited placement agent. We have agreed to pay Castle Creek Financial LLC 4% of funds actually raised from Standby Purchasers and an advisory fee of $250,000, subject to a maximum of $1,000,000, and reimbursement of expenses up to $150,000. Per share commission represents proration of the maximum commission in respect of 16,000,000 shares.

          (2)  Before estimated expenses of approximately $500,000.

          (3) Minimum offering of 16,000,000 shares; maximum offering of 17,600,000 shares of Class A common stock.

This investment involves risk. See "Risk Factors" beginning on page 8 to read about risks that you should consider carefully before buying shares of our Class A Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determine if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _______________, 2001.

                                TABLE OF CONTENTS


                                                                          Page

Prospectus Summary.........................................................1
           Union Acceptance Corporation....................................1
           The Offering....................................................5
Risk Factors...............................................................8
           Risks Related to the Offering...................................8
           Risks Related to Us.............................................9
           Risks Related to Factors Outside Our Control...................13
Capitalization............................................................16
Summary Financial Data....................................................17
Selected Quarterly Financial Information
     for Quarters in the Fiscal Years Ended
     June 30, 2001, 2000 and 1999.........................................20
Management's Discussion and Analysis of
     Financial Condition and Results of Operations........................23
     General..............................................................23
     Comparison of Year-End Results.......................................23
     Comparison of Quarterly Results......................................35
Market For Our Common Equity and Related
     Shareholder Matters..................................................48
     Market Information...................................................48
     Dividend Policy......................................................48
Use of Proceeds...........................................................48
The Offering..............................................................49
           The Rights.....................................................49
           Basic Subscription Right.......................................49
           Oversubscription Right.........................................49
           Maximum Offering...............................................50
           Order of Allocation............................................50
           Subscription Price.............................................50
           Expiration Time and Date.......................................51
           Management and Principal Shareholders..........................51
           Potential Changes in Voting Power..............................51
           Financial Advisor and Limited Placement Agent..................51
           Subscription Procedures........................................52
           Standby Purchasers.............................................53
           Subscription Payments..........................................53
           Notice of Guaranteed Delivery..................................54
           No Revocation..................................................54
           Transferring Rights to Affiliates and Related Parties..........55
           Procedures for DTC Participants................................55
           Subscription Agent.............................................56
           Information Agent..............................................56
           Determination of the Subscription Price........................56
           Foreign Shareholders; Shareholders with APO or FPO Addresses...57
           Regulatory Limitation..........................................57
           Withdrawal of this Offering....................................57
           Issuance of the Class A Common Stock...........................57
           No Board Recommendation........................................57
           No Effect on Stock Options or Stock Bonus Interests............57
Dilution..................................................................57
Certain Federal Income Tax Consequences...................................58
Legal Matters.............................................................59
Description of Our Capital Stock..........................................59
Indemnification of Directors and Officers--
     Disclosure of Commission's Position on Indemnification...............62
Experts ..................................................................62
Forward-Looking Statements................................................62
Where You Can Find More Information.......................................63
Incorporation by Reference................................................63
Material Changes..........................................................63
Index to Financial Statements............................................F-1

                               PROSPECTUS SUMMARY

     This summary highlights certain information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A common stock discussed under "Risk Factors" and the "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding to invest in shares of our Class A common stock.

                          UNION ACCEPTANCE CORPORATION


     We are a specialized finance company engaged in acquiring and servicing automobile retail installment sales contracts and installment loan agreements. Our retail installment contracts are originated by dealerships affiliated with major domestic and foreign automobile manufacturers, and we originate our loan agreements as a result of referrals by the dealerships. We focus our efforts on acquiring receivables on late model used and, to a lesser extent, new automobiles made to purchasers who exhibit a credit profile that we deem favorable. We currently acquire receivables in 40 states from or through referrals by over 5,500 manufacturer-franchised auto dealerships.


Recent Trends

     Strengthening Credit Quality. A credit score is a computer generated assessment of the likelihood of a particular obligor to timely repay a receivable based on prescribed factors derived from the obligor's credit application and credit bureau report. Since June 30, 2000, we have improved the overall credit profile of our receivable acquisitions in terms of average credit score. The table below shows the average credit score for the newly acquired receivables that were included in each of our securitization pools since our UACSC 1998-C securitization.

               Average Credit Scores In Recent Securitizations(1)

               Securitization                          Average Credit Score
               --------------                          --------------------
          UACSC 2001-A Owner Trust                              680
          UACSC 2000-D Owner Trust                              679
          UACSC 2000-C Owner Trust                              678
          UACSC 2000-B Owner Trust                              664
          UACSC 2000-A Owner Trust                              671
          UACSC 1999-D Owner Trust                              661
          UACSC 1999-C Owner Trust                              664
          UACSC 1999-B Owner Trust                              664
          UACSC 1999-A Auto Trust                               661
          UACSC 1998-D Auto Trust                               664
          UACSC 1998-C Auto Trust                               665

         (1) This data includes newly acquired receivables not previously securitized and included in each securitization. It excludes previously securitized receivables which had been reacquired.


In addition, our receivable acquisitions included in our fiscal 2001 securitizations have included fewer receivables with credit scores toward the low end of the credit spectrum on which we focus, relative to our securitizations in fiscal 2000 and 1999. Our historical data indicates that credit score is highly predictive of the performance of our receivables over time. We believe that potential losses on receivables scoring in such lower range tend to be more volatile and somewhat less predictable. We, therefore, have focused our efforts on strengthening the average credit scores of our receivable acquisitions at pricing which supports our profitability objectives, while being more selective of receivables acquired with scores toward the lower end of our preferred credit niche. The pricing of receivables for our management purposes includes not only the interest rate borne by the receivable, but also other factors, such as term and collateral value, that affect our analysis of the credit quality and potential profitability of a receivable. We believe our ability in the current fiscal year to enhance the average credit quality of the receivables we acquire while maintaining acceptable receivables pricing, is due in part to our expanded use of our proprietary, historical, relational database to identify factors that have historically been indicative of credit performance in our portfolio at different levels of credit quality and our efforts to price our receivables more effectively relative to credit risk on the basis of that information. We also believe that the competitive landscape in the credit spectrum on which we focus has become more favorable recently, and that this has supported our efforts to enhance average credit quality and potentially improve the profitability of our pricing. See "Market Factors and Competitive Environment" below.

Increasing Fees At Acquisition. The marketplace has become more receptive to origination fees charged to borrowers, and we have also implemented funding fees charged to dealers. As a result, in recent months we have experienced increases in our fees generated upon receivable acquisition. To illustrate, our average fees generated at receivable acquisition were approximately $90,000 per month during the six months ended December 31, 2000, during which time our average receivable acquisitions were approximately 10,500 contracts per month or approximately $9 per contract. In comparison, during the quarter ended March 31, 2001, our fees generated at receivable acquisition were approximately $262,000 per month, during which time our average receivable acquisitions were approximately 6,550 contracts per month or approximately $40 per contract.


Improvements in Technology and Operations. We continue to strive to improve our operating efficiencies and profitability by leveraging technology and our centralized operations. Thus far in fiscal 2001, our technological improvements include the following:

     --We have expanded our use of our proprietary, historical, relational database developed by our risk management group to support our efforts to price our receivables more effectively relative to credit risk. We use proprietary software to access and manipulate data within the database. The database itself is based on a database program licensed from and maintained by a third party vendor. The database provides us with receivable performance data at an individual receivable level for our entire servicing portfolio dating back to 1992, although credit score data is only available on a directly comparable basis since 1997. We believe the database permits us to better assess probable credit performance in relation to a wide variety of factors at different levels of credit quality and enhances our ability to assess the risk of receivables within particular ranges of credit quality and which exhibit common credit characteristics as well as our ability to estimate the costs of servicing such receivables over time.

     --We are developing a proprietary computerized behavioral scoring mechanism which is intended to help us identify earlier those delinquent accounts most at risk of turning to loss. By combining this data with our ability to track adverse changes in our borrowers' credit scores over time, we will be able to direct the efforts of our collections staff and systems toward such higher risk accounts.

     --We have improved our automatic voice response and "power dialer" systems to enhance our ability to track the time, date and telephone number of each contact with our borrowers and to direct delinquent borrowers to collection personnel whenever they contact us by phone and identify their account number. These changes can significantly increase the efficiency of our efforts to contact borrowers in the collection process.

In fiscal 2001, we have also improved the efficiency of our collections operations by allocating responsibilities of our collections staff based on regions of operations and dividing collections personnel between those responsible to address delinquency and those responsible to mitigate losses. These changes enhance the accountability of our staff and should improve the focus of our collection efforts. Finally, by cross-training approximately 25% of our non-collection employees to handle collections responsibilities, we are able to allocate substantial supplemental manpower to address delinquencies whenever we deem necessary, without incurring significant additional expense in personnel costs.

Market Factors and Competitive Environment

     During calendar year 2000, approximately $282 billion in new and used vehicle purchases were financed through manufacturer-franchised auto dealerships for borrowers exhibiting credit quality at a level we would consider favorable for acquisition. Our total receivable acquisitions were approximately $1.9 billion in calendar year 2000, representing less than 1% of this market.

     Competition in the field of financing retail automobile sales is intense. The auto finance market is highly fragmented and historically has been serviced by a variety of financial entities including the captive finance affiliates of major automotive manufacturers, banks, savings associations, independent finance companies, credit unions and leasing companies. Providers of retail automobile financing have traditionally competed on the basis of interest rates charged, the quality of credit accepted, the flexibility of contract terms offered and the quality of service provided to the dealers and customers. In seeking to establish ourselves as one of the principal financing sources at the dealerships we serve, we compete predominantly on the basis of providing a high level of dealer service (including evening and weekend hours and quick application response time), accepting flexible contract terms and developing strong relationships with dealerships. Competition varies among our geographic markets. We have experienced our most intense competition in the Midwest and the West Coast. Our primary competitors are regional banks and the captive finance affiliates of major automotive manufacturers as well as certain independent automobile finance companies. The intensity of competition from such competitors varies among our geographic markets and within different segments of credit quality.

     We believe the following developments have contributed generally to a somewhat more favorable competitive environment in our segment of the auto finance consumer credit market in recent months. First, many regional banks which are active in auto finance have adopted more conservative underwriting standards and are competing primarily for the highest quality credits. Second, auto leasing has become less attractive to consumers relative to purchase financing as residual values for lease finance companies have fallen.

     Moreover, while a number of independent auto finance companies compete for the types of receivables we seek to acquire, based on our knowledge of the industry and public reports by certain of such companies, we believe our operations tend to be more efficient than our competitors in terms of the ratio of operating expenses relative to the average servicing portfolio. We consider this to be a significant competitive advantage.

Our Business Strategy

     We plan to continue to focus on acquiring high quality receivables at favorable pricing by providing excellent service to our dealers and offering flexible financing terms. We are leveraging our proprietary, historical, relational database by pursuing a risk-based pricing strategy with the objective that each receivable acquired will bear an interest rate and other pricing terms based on its risk level and associated costs which will at least support our targeted minimum level of return on managed assets. We are also pursuing a capital strategy, of which this offering is a part, that we believe should provide sufficient capital and liquidity to sustain our operations, support measured growth in receivable acquisitions and meet our financial obligations.

     Receivable Quality. As described above, we are continuing our efforts to maintain the overall credit quality of our receivables acquired at a level consistent with our recent receivable acquisitions. We are also controlling our acquisitions of receivables at the lower end of our preferred credit spectrum to help provide for a mix of receivable acquisitions over time that exhibits stronger credit quality.

     Dealer Service. We are continuing to focus on providing optimal and more efficient dealer service. For example, we are preparing to implement capacity on our web site for dealers to interface with us electronically to ascertain information regarding the status of credit applications and contract funding.

     Risk-Based Pricing. As described above, our proprietary, historical, relational database enhances our ability to assess the risk of receivables within particular ranges of credit quality and which exhibit common credit characteristics as well as our ability to estimate the costs of servicing such receivables over time. Since April 1998, we have used a highly automated risk-based underwriting methodology. Upon receipt of an application, our credit buyers are automatically provided with information on a credit applicant's credit score and four key financial factors or ratios which we believe to be particularly indicative of credit performance in our portfolio. On the basis of these factors and the credit bureau report, our analysts make judgements on whether to accept a receivable and the terms to offer. During fiscal 2001, we believe we have improved and refined our risk-based underwriting methodology with information gleaned from our proprietary, historical, relational database to set pricing on receivables tailored to the risk and expense profile of each receivable within particular tiers of credit quality.

     Using these methods, we seek to assure the profitability of each receivable we acquire by pricing the receivable based on its credit and risk profile with the objective of supporting the overall return on managed assets that we target for our portfolio. However, we cannot be certain that each receivable we acquire will be profitable. Generally, if the receivable cannot be priced at the level we believe is required to support our minimum level of return on managed assets, we will not accept the receivable. We do, however, evaluate our pricing and make adjustments from time to time based on our experience using factors that we determine are indicative of credit performance.


     Capital Strategy. We are pursuing a capital strategy, of which this offering is a part, intended to enhance our ratio of capital to managed assets (including our servicing portfolio) over time. We expect net proceeds from this rights offering to be approximately $78.5 million. This will increase our equity to managed assets ratio on a pro forma basis to approximately 5.50% as of March 31, 2001 from 3.36%. Our objective is to raise this ratio to approximately 8.00% over the next few years. It is not presently our intention to seek to raise additional equity after this offering. In particular, we currently expect to seek expanded unsecured revolving credit availability or issue new unsecured subordinated debt in fiscal 2002 or 2003. We believe that the proceeds of this rights offering, together with funds available from existing, replacement or such new credit facilities and funds provided by operations, should be sufficient to support measured growth in receivable acquisitions, achieve an acceptable level of profitability and allow us to meet our long-term debt repayment obligations coming due in the next two years. We note, however, that the cash requirements of our operations depend on a number of factors that are difficult to predict, including the costs of interest rate hedging transactions, the level of credit enhancements required to securitize receivables, dealer reserve levels and similar matters. See "Risk Factors."

     Measured Receivable Acquisition Growth. During the first nine months of fiscal 2001, we acquired an average of approximately $155.8 million in receivables per month. During the quarter ended March 31, 2001, we acquired an average of approximately $112.2 million in receivables per month, and we acquired approximately $59.1 million in receivables in April 2001. This recent reduction in acquisition volume has been deliberate. We have been utilizing our pricing strategy to slow originations as a result of our capital and liquidity management plan. It is not our strategy to generate receivable volume regardless of other factors. Because we limit the receivables we acquire to those that can be priced at a level required to achieve our targeted return on managed assets, depending on market and competitive factors, our acquisitions may fluctuate from period to period. Moreover, we plan to attain receivable acquisition growth, gradually increasing from current acquisition levels, based on the capital resources we have available over time and our targeted return on managed assets.

     Leverage Risk Management Data. As indicated above, our proprietary, historical, relational database provides us with extensive information regarding the past performance of our receivables based on a variety of individual receivable factors. This data is regularly expanding. We continually analyze data from our database with a view to enhancing our ability to predict losses and other trends in our receivables portfolio, improving our operating efficiencies and, as described above, improving our pricing strategies. We utilize this data, together with other predictive loss curves at our disposal and management's experience, to project our portfolio performance for management and accounting purposes.


Proposed Elimination of Voting Preference


     We plan to propose to shareholders at our 2001 annual meeting amendments to our charter which will include an elimination of the voting preference of our Class B common stock and conversion of the outstanding Class B and Class A common stock to a single class of Common Stock with uniform rights. Richard D. Waterfield, our controlling shareholder, has committed that he will support this proposal. The proposed amendments will also include a provision to elect directors in staggered three-year terms. Please see "Description of Our Capital Stock" below.


General

     We began operations in 1986 as a division of Union Federal Bank of Indianapolis, a federally chartered savings bank ("Union Federal"). We incorporated in Indiana in December 1993, as a subsidiary of Union Federal. In August 1995 we effected our initial public offering of Class A common stock, and our outstanding shares were simultaneously distributed by Union Federal and its holding company in a spin-off to their then existing shareholders.

     Our principal executive office and mailing address is 250 North Shadeland Avenue, Indianapolis, Indiana 46219, and our telephone number is (317) 231-6400. Our website address is http://www.unionacceptance.com. The information contained in our website does not constitute part of this prospectus.

                                  THE OFFERING

The Offering               We   are   offering   to   sell   16,000,000   shares
                           (potentially up to 17,600,000 shares) of our Class A common stock upon the exercise of subscription rights and to certain standby purchasers.


Record Date                May 10,  2001

Subscription Price         $5.00  per share.

Basic Subscription Right   We are granting each person who is a record holder of
                           our  common  stock on the  Record  Date one right for
                           each  share of common  stock  held on that  date.  To
                           exercise  the  Basic  Subscription  Right,  you  must
                           deliver rights for each share of Class A common stock
                           for which you  subscribe.  There is no minimum amount
                           of  shares  you  must   purchase   using  your  Basic
                           Subscription   Rights,   but  you  may  not  purchase
                           fractional   shares.  We  will  provide  you  with  a
                           "Subscription Rights Certificate" evidencing your subscription rights.

                           The maximum number of shares you may be entitled to purchase by exercising your Basic Subscription Rights is equal to the number of subscription rights you own as of the Record Date, whether distributed to you directly from us or otherwise acquired by you from an Affiliate or Related Party.


Oversubscription Right     In  the   event  you  fully   exercise   your   Basic
                           Subscription  Rights by  subscribing  for the maximum
                           number of whole  shares you may  purchase  based upon
                           the number of Basic Subscription  Rights you own, and
                           other  shareholders do not fully exercise their Basic
                           Subscription   Rights,  you  may  elect  to  purchase
                           additional  shares  of  Class A  common  stock to the
                           extent that shares remain available after the minimum
                           allocation  to  the  standby  purchasers.  We  cannot
                           assure you additional  shares of Class A common stock
                           will be available for purchase.  The number of shares
                           that   you   may    purchase    pursuant    to   your
                           Oversubscription Right is limited to 10 times the number of shares you purchase pursuant to your Basic
                           Subscription Right. Any funds tendered by you not used to purchase additional shares will be promptly refunded to you without interest.

                           If shares of Class A common stock are available for purchase pursuant to the Oversubscription Rights, but the number of shares is not sufficient to satisfy in full all Oversubscription Rights exercised by the shareholders, then the available shares will be allocated on a pro rata basis based upon the number of Basic Subscription Rights exercised by each person seeking to exercise such Oversubscription Rights as of the Expiration Date.

Standby Purchase           As of the  record  date for the rights  offering,  we
Agreements                 expect  to  have  entered   into   Standby   Purchase
                           Agreements with certain  institutional  investors and
                           high net worth  individuals.  Pursuant to the Standby
                           Purchase  Agreements,   the  standby  purchasers  are
                           expected to have agreed to purchase in the  aggregate
                           up to  approximately  9,600,000  shares  of  Class  A
                           common stock, if available, after the exercise of the
                           Basic Subscription Rights and Oversubscription Rights
                           by the  shareholders.  In addition,  pursuant to such
                           Standby Purchase Agreements we will agree to sell, if
                           requested by the standby  purchasers,  up to at least
                           4,000,000  shares  in  the  aggregate,   even  before
                           allocating  shares  in  respect  of  Oversubscription
                           Rights  and  regardless  of the  extent  to which our
                           shareholders   exercise   their  Basic   Subscription
                           Rights. The standby purchasers will acquire shares of Class A common stock at the subscription price. These
                           Standby Purchase Agreements and related matters are more thoroughly discussed in a Standby Purchaser supplement to this prospectus, which we will make available to you upon request.

Maximum Offering           Our anticipated maximum offering is 16,000,000 shares
                           (assuming an offering price of $5.00 per share). We may issue up to 17,600,000 shares. We will only issue more than 16,000,000 shares if:

                                    --It  is   necessary   to  honor  all  Basic
                                    Subscription   Rights   exercised   by   our
                                    shareholders and also fulfill the purchase rights (for up to 4,000,000 shares) of our standby purchasers, or


                                    --Our Board of Directors elects on or prior to the expiration date to sell more than 16,000,000 shares to honor oversubscription rights exercised by our shareholders or to fulfill requests by standby purchasers for additional shares.

Expiration Date            The rights will expire on June 12, 2001 at 5:00 p.m.,
                           Eastern  Standard  Time,   unless  we,  in  our  sole
                           discretion, extend the Expiration Date.


Termination                We may cancel  this rights  offering at any time,  in
                           which case we will return your subscription payment to you, without interest.


Exercising Your Rights     We will distribute a Subscription  Rights Certificate
                           to each shareholder of record on the Record Date. You
                           may exercise your rights at any time beginning on the
                           date of this  prospectus  and  continuing  until  the
                           Expiration  Date by properly  completing  and signing
                           the Subscription Rights Certificate and returning it,
                           with full payment for the shares you are  subscribing
                           for, to the Subscription Agent by the Expiration Date
                           (or  following  the  guaranteed  delivery  procedures
                           described under "The  Offering--Notice  of Guaranteed
                           Delivery.")  You  may  elect  to  exercise  all  or a
                           portion of your Basic Subscription Rights and, if you
                           exercise your Basic Subscription Rights in full, your
                           Oversubscription        Rights.        See       "The
                           Offering--Subscription Payments" for details about delivery and payment. Any subscription rights that you do not exercise by the Expiration Date will become null and void after the Expiration Date.


                           If your subscription is not completely filled, we will send you a check for all shares we were unable to allocate to you. No interest will be paid on returned subscription payments.

                           Your subscription is irrevocable after you submit the subscription documents.


Limited Transferability    You  may  transfer  subscription  rights  only  to an
                           Affiliate or Related  Party,  as each term is defined
                           in    this     prospectus.     Please     see    "The
                           Offering--Transferring   Rights  to  Affiliates   and
                           Related Parties."


 Subscription Procedures   You may exercise your Basic Subscription  Rights and,
                           if you so  elect,  your  Oversubscription  Rights  by
                           properly  completing  and  signing  the  Subscription
                           Rights Certificate which accompanies this prospectus.
                           You  must  then  return  the   completed  and  signed
                           Subscription Rights Certificate with full payment for
                           the total number of shares you are subscribing for to
                           Computershare   Trust   Company  of  New  York,   our
                           Subscription  Agent.  Your payment  should be made by
                           bank  certified   check,   cashier's  check  or  wire
                           transfer.

 Subscription Agent        Computershare Trust Company of New York
                           Wall Street Plaza
                           88 Pine Street, 19th Floor
                           New York, New York 10005
                           Attention: Reorganization Department

 Information Agent         D.F. King & Co., Inc.
                           77 Water Street
                           New York, New York 10005

Questions                  If you have any questions about the rights  offering,
                           including questions about subscription procedures and requests for additional copies of this prospectus or other documents, please contact D.F. King & Co., Inc., the Information Agent, at (800) 859-8509 or collect at (212) 269-5550.


Stock Certificates         We will deliver  certificates  representing shares of
                           Class A common stock purchased in the rights offering to subscribers as soon as practicable after the Expiration Date.


Federal Income Tax         Your  receipt  or  exercise  of  subscription  rights
Consequences               should not be  treated as a taxable  event for United
                           States federal  income tax purposes.  The purchase or
                           sale of  subscription  rights may result in a taxable
                           gain or loss (even though subscription rights are not
                           transferable   except  to   Affiliates   and  Related
                           Parties).  Please  see  "Certain  Federal  Income Tax
                           Consequences."

Risk Factors               An investment in shares of our common stock  involves
                           a high degree of risk. Please see "Risk Factors."

Use of Proceeds            The net proceeds of this rights offering will be used
                           by  us  for  general   corporate   purposes  and,  in
                           particular, to make payments on certain long-term financial obligations.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our Class A common stock. Our business, operating results and financial condition could be adversely affected by any of the following risks. The trading price of our Class A common stock could decline due to any of these risks or for unforeseen reasons, and you could lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions, and the assumptions underlying or relating to any of these statements. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans," "objectives," "should" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus.

                          RISKS RELATED TO THE OFFERING

If you do not exercise your full Basic Subscription Rights, your percentage ownership and voting rights will decrease.

     To the extent we issue shares to standby purchasers to satisfy their minimum subscription rights, the percentage ownership and voting interest of all current shareholders will be reduced. In addition, if you choose not to exercise your Basic Subscription Rights in full, your relative ownership and voting interest will be diluted to the extent others exercise their subscription rights.

The offering price was determined by our Board of Directors and bears no direct relationship to the value of our assets, financial condition or other established criteria for value. Our common stock may trade at prices above or below this price.

     Our Board of Directors determined the subscription price after considering a number of factors including:


          o    the current market price of our stock;

          o    the book value of our stock;


          o    past operations;

          o    cash flows;

          o    earnings;

          o    our overall financial condition; and

          o    our future prospects.

     The Board of Directors did not assign weighting to any one factor in setting the subscription price. After the date of this prospectus, our Class A common stock may trade at prices above or below the offering price.

You may not revoke your subscription exercise and could be committed to buy shares above the prevailing market price.


     The public trading market price of our Class A common stock may decline before the subscription rights expire. If you exercise your subscription rights and, afterwards, the public trading market price of our Class A common stock decreases below $5.00, then you will have committed to buy shares of Class A common stock at a price above the prevailing market price. Once you have exercised your subscription rights, you may not revoke your exercise unless we amend this rights offering. Moreover, you may be unable to sell your shares of Class A common stock at a price equal to or greater than the subscription price.


Because we may terminate this rights offering at any time, your participation in the offering is not assured.

     Once you exercise your subscription rights, you may not revoke the exercise for any reason unless we amend this rights offering. We may terminate this rights offering at any time. If we decide to terminate this rights offering, we will not have any obligation with respect to the subscription rights except to return, without interest, any subscription payments.

                               RISKS RELATED TO US


If we are unable to maintain our financing sources, our operations could be materially adversely affected.


     We depend upon a significant amount of financing to operate our business and to fund the purchase of receivables pending securitization from existing financing arrangements with independent financial institutions and other creditors. We have three separate "warehouse" borrowing arrangements with two independent financial institutions to fund receivable acquisitions, with an aggregate borrowing capacity of $750.0 million. We also have a $15.0 million unsecured revolving credit facility. In addition, we have outstanding aggregate principal amounts of $155.0 million in unsecured senior notes and senior subordinated notes. These notes will mature at various times within the next two years. The continued availability of these financing sources and the availability of replacement or alternative financing sources and the ability to increase the borrowing amount depends upon factors outside of our control. In the event that we were unable to maintain or replace such sources of financing, our operations could be materially adversely affected.

We may not be able to generate sufficient operating cash flows to run our business.

     Our business requires substantial operating cash flows. Our uses of cash include, among other things:

     o    amounts paid for acquisition of receivables;

     o expenses incurred and cash deposits required in connection with the securitization of receivables;

     o    losses on interest rate hedging transactions;

     o    payments on long-term debt;

     o    capital expenditures; and

     o    other ongoing operating costs.

Amounts we are required to pay in dealer premiums, and a small portion on our receivables, cannot be funded using our warehouse credit facilities and, therefore, require cash from other sources. These cash requirements can be difficult for us to predict, particularly cash requirements to fund interest rate hedging losses and securitization deposits. One of our primary sources of operating cash comes from the excess cash flows received from securitization trusts and receivables held on our balance sheet. The timing and amount of excess cash flow from receivables varies based on a number of factors, including but not limited to:

     o    the rates of receivable delinquencies, defaults and net losses;

     o    how quickly and at what price repossessed vehicles can be resold; and

     o    rates of voluntary prepayments of receivables.


Any adverse change in these factors could reduce or eliminate excess cash flows to us. In particular, each of our securitization trusts provides that cash may be retained by the trust, and the release of cash to us may be significantly delayed if losses or other performance ratios within such trust exceed prescribed levels. In addition, the failure of our management to accurately estimate the amount of prepayments and default and recovery rates may also adversely affect our cash flows. We cannot assure you that we will continually generate positive cash flows in the future. Our failure to do so could have a material adverse effect on our financial position, liquidity and results of operations.


Changes in our securitization program could adversely affect our liquidity and earnings.

     Our business depends on our ability to aggregate and sell automobile receivables in the form of asset-backed securities. These sales generate cash proceeds that allow us to repay amounts borrowed under our warehouse credit facilities and to purchase additional receivables. In addition, the sale of receivables to a securitization trust in a securitization typically creates an accounting gain on sale which has historically been a material part of our reported earnings. Changes in our asset-backed securitization program could materially adversely affect our earnings or ability to purchase and resell automobile receivables on a timely basis. Such changes could include, among other things:

     o Changes that may cause investors to be less receptive to investments in securities backed by automobile receivables or our securitizations, which may result in higher interest rates on our asset-backed securities;

     o Insurance premiums and underwriting or other transaction expenses may increase;

     o Our ability to effect securitizations may be delayed by market factors;

     o Changes in tax laws may impair our ability to treat receivable sales in securitizations as indebtedness for tax purposes, which may accelerate our income tax obligations arising from receivable sales;


     o Changes in the quality and characteristics of the receivables we acquire and seek to securitize which may affect the rating of our asset-backed securities, the costs of credit enhancement or the cash required to support our securitizations.


If we are unable to use our securitization program, we may have to curtail our automobile receivable purchasing activities, which would have a material adverse effect on our financial position, liquidity and results of operations and may cause the market price of our Class A common stock to fall.


We have contingent obligations under outstanding securitizations.

We had outstanding securitizations representing approximately $3.2 billion in principal amount of receivables at March 31, 2001. In conjunction with these transactions we are subject to certain contingent obligations and liabilities. Generally, we agree to repurchase from the trusts any receivable in which the interest of the related trusts, its certificateholders or the insurer is materially and adversely affected as a result of a breach of any representation or warranty made by UAC or certain affiliates. We are also required to repurchase the affected receivable if we change the rate of interest, the amount of scheduled monthly payments, or the amount financed under a receivable, if we release the first priority security interest under certain agreements and there is an adverse effect caused by this action or if the date for final payment under a receivable is extended. We are required to repurchase receivables that fail to comply with the requirements of consumer protection laws under certain circumstances. We also make representations and warranties to our securitization trusts regarding the characteristics of receivables, and in certain circumstances we can be required to repurchase receivables with respect to which such representations and warranties have been breached. We also agree to advance funds on the payment dates for the trusts on certain receivables that were more than 30 days delinquent at the end of the preceding collection period for the related trust, subject to the right to be reimbursed.


We depend on credit enhancements to maintain favorable interest rates and cash requirements for our asset-backed securitization transactions.

     To date, all of our asset-backed securitization transactions have used credit enhancements in the form of subordination of one or more classes of securities, spread accounts, cash collateral accounts, reserve accounts, yield supplement accounts, insurance policies, including reinsurance arrangements, letters of credit, over-collateralizations, credit or liquidity facilities, guaranteed investment contracts, swaps or other interest rate protection agreements, repurchase obligations, cash deposits, or any combination of the foregoing. We use these credit enhancements to achieve higher ratings from one or more nationally recognized statistical rating organizations for our asset-backed securities and to optimize the cash deposit requirements and costs of securitization transactions. Ratings of securities address the likelihood of the payment of principal and interest on the securities pursuant to their terms. Consequently, higher ratings tend to reduce the overall costs of a transaction relative to alternative forms of financing available to us. We cannot assure you that any rating of our asset-backed securities will remain in effect for any given period of time or that any rating will not be reduced or withdrawn entirely by a rating agency. We cannot assure you that the ratings on asset-backed securities issued by our securitization trusts will always be as high as they have been in the past. Any such rating reduction or withdrawal, or the unavailability of any one or more of these credit enhancement arrangements could have a material adverse effect on our financial position, liquidity and results of operations.

A loss of contractual servicing rights could have a material adverse effect on our business.


     As servicer of all of our securitized receivables, we are entitled to receive contractual servicing fees at a rate generally equal to 1.00% per annum on the outstanding balance of receivables securitized. Our right to act as servicer can be terminated upon the occurrence of events defined in the sale and servicing agreements for securitized receivables, such as our bankruptcy or material breach of warranties or covenants. Any loss of such servicing rights could have a material adverse effect on our financial position, liquidity and results of operations.


We expect our operating results to continue to fluctuate, which may adversely affect our business and our shareholders.

     Our results of operations have fluctuated in the past and are expected to fluctuate in the future. Factors that affect our quarterly earnings include the following, among other things:


     o We use interest rate hedging instruments to protect us against the risk of changes in market rates of interest arising from the variable rate under our warehouse credit facilitates, which we utilize to fund our fixed-rate held for sale receivables pending securitization, or which may occur between the time we acquire our receivables and the time we securitize them. Accounting rules require us to record the increases or decreases in the market value of our interest rate hedging instruments each quarter. Depending on changes in interest rates, we may recognize a gain or loss in the value of these financial instruments each quarter. Although these gains or losses are normally largely offset by virtue of changes in market interest rates reflected by the fixed interest rates at which our asset-backed securities are sold, they can result in significant fluctuations in our quarterly results of operations;


     o We have a hedging committee to carry out our hedging strategy. The hedging committee is comprised of various members of executive management and officers and is empowered to analyze, with guidance from external brokers and advisors, the various hedging instruments available to achieve our economic hedging objectives as stated in our written hedging policy. We cannot assure you that our hedging strategy will consistently or completely achieve our objective of protection against adverse changes in interest rates or that we will not sustain losses on hedging transactions;

     o Our receivable acquisition volume will vary from period to period if adequate receivables are not available for purchase at the pricing we require or should our funding resources be insufficient to purchase receivables that are available. Lower acquisition volume is likely to result in lower net interest income and gain on sale of receivables; and

     o Credit loss rates affect the amounts of our provisions for credit losses on held for sale receivables and impairments of the value of our retained interests in securitized assets which we may record each quarter.


     o During 2001, we began to supplement our historical hedging strategy with a prefunding mechanism in our 2001-A securitization. This involves a forward commitment by us to deliver receivables in the future at a specific weighted averaged coupon. There is some risk that we may not always be able to deliver prefunded receivables at the expected weighted average coupon, potentially resulting in a decrease in expected gain or potential loss upon delivery of receivables to satisfy these amendments.


Increasing credit loss rates or prepayment rates may adversely affect our operating results.

     We bear the primary risk of loss due to defaults on the receivables we hold for sale and the receivables we have securitized. At the time of securitization, management estimates the expected credit loss and prepayment rates on the underlying receivables when calculating the gain on sale and related value of retained interest. To the extent that credit loss or prepayment rates exceed our management's estimates, our earnings may be adversely affected.

The level of control held by our principal shareholders will be reduced as a result of this offering and a proposed charter amendment.


     Richard D. Waterfield beneficially owns approximately 1.4% of our Class A common stock and approximately 94% of our Class B common stock, which collectively represent approximately 53% of our outstanding equity interests. In particular, the amount of equity interest beneficially owned by Mr. Waterfield enables him to cast approximately 81% of the votes eligible to be cast in respect of the election of our directors and approximately 53% of the votes eligible to be cast in respect of other shareholder proposals. As a result, Mr. Waterfield currently has the ability to control the election of the entire Board of Directors and exercise control over most matters determined by a vote of our shareholders.


     We plan to propose to shareholders at our 2001 annual meeting amendments to our charter which will include an elimination of the voting preference of our Class B common stock and convert the outstanding Class B and Class A common stock to a single class of common stock with uniform rights. Richard D. Waterfield, our controlling shareholder, has committed that he will support this proposal. The proposed amendments will also include a provision to elect directors in staggered three-year terms.

     Assuming the proposed charter amendment is adopted by shareholders, this offering is consummated, standby purchasers purchase only their minimum subscription amounts, and our directors, executive officers and principal shareholders purchase 6,400,000 shares in this offering, the aggregate voting power in the election of directors held by all directors and officers as a group will be reduced from its current level of 89% to 55%. The voting power of Mr. Waterfield in the election of directors would be reduced from approximately 81% to 34%.

Our capital structure and provisions of our charter and Indiana law may discourage offers to acquire us.


     The level of control of our principal shareholders and Board of Directors may have the effect of discouraging offers to acquire us. In addition, certain provisions of our articles of incorporation and by-laws and Indiana law may make acquisition of control more difficult or expensive in the absence of prior approval by our Board of Directors. Our Board of Directors is authorized to issue shares of preferred stock from time to time with rights and preferences as may be determined by the Board of Directors without shareholder approval. The Indiana Business Corporation Law contains certain provisions which, if applicable at the time of the transaction, could restrict the acquisition of control of the Company. Our Board of Directors has approved a charter amendment which would eliminate the voting preference of our Class B common stock. Such amendment will include a provision that the Board of Directors will be elected in the future in staggered three-year terms. Our Board of Directors has also approved in principle an amendment of our by-laws to provide that the Indiana Control Share Acquisitions Statute will apply to us. This statute eliminates voting rights (unless conferred by a vote of other shareholders) of shares acquired by persons in transactions which cause their beneficial ownership of our voting shares to exceed prescribed levels of 1/5, 1/3 and 1/2 of the voting power of our shares. Our board of directors will consider and may implement other provisions or arrangements, such as a shareholder rights plan, which may have the effect of discouraging offers to acquire us.


Inadequate leverage of the additional equity to be raised in this offering may adversely affect our return on equity.

     After taking into account the additional equity to be raised in this offering and based on anticipated market and competitive factors and the loss and credit performance estimates inherent in our pricing strategies, we expect that our return on equity will decline modestly in fiscal 2002 from 2001. Our ability to increase our return on equity will depend on our ability to implement our business strategy.

Failure to implement our business strategy may adversely affect our operations.

     Our financial position and results of operations depend on our ability to execute our business strategy, which includes the following key elements:

     o achieving the risk-based pricing and receivable acquisition objectives we set;

     o maintaining the level and mix of credit quality in the receivables we acquire;

     o    continuing to provide competitive dealer service;

     o enhancing our ratio of equity to managed assets and maintaining and timely replacing our credit facilities and other capital resources; and

     o effectively pricing receivables relative to risk and the losses ultimately realized on our receivables.

     Our failure or inability to execute any element of our business strategy could materially adversely affect our financial position, liquidity and results of operations.

We are dependent on automobile receivables.


     We currently purchase and service only automobile receivables. Consequently, our growth and profitability depends substantially upon demand by consumers in our markets for financing in connection with new and used automobile purchases and their ability to qualify for such financing.


We have broad discretion in how we use the proceeds from this rights offering and may use them in ways with which you disagree.

     We have not allocated specific amounts of the net proceeds of this rights offering to any particular plans or applications. Accordingly, our management will have significant flexibility in applying the net proceeds of this rights offering. The failure of management to use such funds effectively could have a material adverse effect on our financial position, liquidity and results of operations.

                  RISKS RELATED TO FACTORS OUTSIDE OUR CONTROL

Interest rate fluctuations can harm our profitability.

     Our sources for short-term funds generally have variable rates of interest, and our receivable portfolio bears interest at fixed rates. We therefore bear interest rate risk on receivables until they are securitized. To protect against changes in interest rates, we utilize various financial instruments to hedge our portfolios. We cannot assure you, however, that our hedging strategy will consistently or completely offset adverse changes in interest rates or that we will not sustain losses on hedging transactions. In particular, such hedging strategies depend on our management's estimates of the volume of our receivable acquisitions. The hedging gain or loss should substantially offset changes in interest rates; however, in a rising interest rate environment we may not be able to increase rates charged to our borrowers fast enough to compensate for an increase in the interest rates we pay.


Economic slowdowns or recessions may adversely affect our business.


     Periods of economic slowdown or recession, whether general, regional or industry-related, may increase the default probability on our receivable portfolio. More specifically, receivables originated in each of certain states represent greater than 10% of all receivables acquired. An adverse change in the economic climate of such states could potentially result in fewer receivables acquired as well as affect the default probability on such receivables. Periods of economic slowdown or recession may also be accompanied by decreased demand for new and used automobile purchase financing, generally, and could reduce business for us. Decreased consumer demand for auto financing may also contribute to a decline in the value of vehicles securing our previously acquired receivables, which weakens collateral coverage and increases the severity of losses in the event of a default. We cannot assure you that we could remain profitable under any such conditions. Such conditions could result in such severe reductions in the cash flows available to us that our ability to meet all our financial obligations and cash flow requirements could be impaired.

Adverse changes in used car prices may harm our business.

     Significant increases in the inventory of used automobiles may depress the prices at which we can sell our inventory of repossessed vehicles or may delay sales. Factors that may affect the level of used car inventory include consumer preferences, leasing programs offered by captive finance companies and seasonality. In addition, average used car prices have fluctuated in the past, and any softening in the used car market could cause our recovery rates on repossessed vehicles to decline below current levels. Lower recovery rates increase our credit losses and reduce the amount of cash flows we receive.

We may be unable to successfully compete in our industry.


     The auto finance business is highly competitive. We compete with captive auto finance companies owned by major automobile manufacturers, banks, credit unions, savings associations and independent consumer finance companies that conduct business in the geographic regions in which we operate. Many of these competitors have greater financial and marketing resources than we have. Additionally, on occasion the captive finance companies provide financing on terms significantly more favorable to auto purchasers than we can offer. For example, the captive finance companies can offer special low interest rate loan programs as incentives to purchasers of selected models of automobiles manufactured by their respective parent manufacturers.


     Many of our competitors also have long standing relationships with automobile dealers and may offer dealers or their customers other forms of financing, including dealer floor plan financing and leasing, which we do not provide. Providers of automobile financing have traditionally competed on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered and the quality of service provided to dealers and customers. We seek to compete predominately on the basis of our high level of dealer service and strong dealer relationships and by offering flexible terms. Many of our competitors focus their efforts on different segments of the credit quality spectrum. Our business may be adversely affected if any of such competitors in any of our markets choose to intensify their competition in the segment of the prime credit spectrum on which we focus or dealers become unwilling to forward to us applications of prospective customers. To the extent we are not able to compete effectively for receivable acquisitions that meet our requirements and to the extent that the intensity of competition causes the interest rates on receivables we acquire to be lower, our results of operations can be adversely affected.

Adverse changes in consumer protection laws may adversely affect our business.

     We are subject to numerous federal and state consumer protection laws and regulations, which, among other things, may affect:

     o    the interest rates, fees and other charges we may impose;

     o    the terms and conditions of the contracts;

     o    the disclosures which must be made to obligors; and

     o the collection, repossession and foreclosure rights with respect to delinquent obligors.

     The extent and nature of such laws and regulations vary from state to state. We believe that we are in compliance in all material respects with all such applicable laws. Federal bankruptcy laws limit our ability to collect defaulted receivables from obligors who seek bankruptcy protection. Prospective changes in any such laws or the enactment of new laws may have an adverse effect on our business or the results of our operations.

Adverse outcomes of litigation against us could have a material effect upon our business, financial condition or results of operations.

     We are involved in and will likely continue to be a party to litigation. As a result of the consumer-oriented nature of the industry in which we operate and uncertainties with respect to the application of various laws and regulations in some circumstances, industry participants are named from time to time as defendants in litigation, including class action suits, involving alleged violations of federal and state consumer lending or other similar laws and regulations. A significant judgment against us in connection with any litigation could have a material adverse effect on our financial condition and results of operations. In addition, a decision that a material number of receivables purchased by us involved violations of applicable lending laws by automobile dealers could materially adversely affect our financial condition and results of operations.

We expect our stock price to continue to fluctuate.

     The market price of our Class A common stock has fluctuated in the past and is likely to fluctuate in the future. In addition, the securities markets have experienced significant price and volume fluctuations and the market prices of the securities of finance-related companies, including automobile finance companies, have been especially volatile. Such fluctuations can result from:

     o    quarterly variations in operating results;

     o    changes in analysts' estimates;

     o    short selling of our common stock;

     o events affecting other companies that investors deem to be comparable to us;

     o    fluctuations in interest rates;

     o factors which have the effect of increasing, or which investors believe may have the effect of increasing, our cost of funds; or

     o    general economic trends and conditions.

     Investors may be unable to resell their shares of our Class A common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation.

                                 CAPITALIZATION


     The following table sets forth our consolidated debt and capitalization as of March 31, 2001, and on a pro forma basis to give effect to consummation of this rights offering assuming (i) holders of our common stock exercise Basic Subscription Rights for 12,000,000 shares (90.3% of the Basic Subscription Rights); (ii) the standby purchasers purchase their minimum allocation of 4,000,000 shares in this rights offering; and (iii) net proceeds from this rights offering totalling $78.5 million are used to repay outstanding amounts due under warehouse facilities included in notes payable. Such pro forma data is then presented as adjusted to give effect to the proposed conversion of each outstanding share of our Class A common stock and Class B common stock into one share of common stock, with uniform rights. Please see the discussion of the proposed consolidation of our common stock under "The Offering--Potential Changes in Voting Power." This table should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus.




                                                                                At March 31, 2001
                                                                                                          Pro forma
Outstanding Debt                                                     Actual           Pro forma (1)(2)    adjusted (3)
                                                                     ------           ----------------    ------------
                                                                                (in thousands, except share data)

Notes payable                                                       $122,022           $ 43,522           $ 43,522
Long-term debt                                                       155,000            155,000            155,000
                                                                    --------           --------           --------
                Total outstanding debt                               277,022            198,522            198,522
                                                                    --------           --------           --------
Commitment and Contingencies                                               -                  -                  -

Shareholders' Equity

Preferred Stock, without par value, authorized
   10,000,000 shares; none issued and outstanding                          -                  -                  -

Class A Common Stock, without par value, authorized
   30,000,000 shares; 5,833,048 issued and outstanding, actual;
   21,833,048 shares issued and outstanding on a
   pro forma basis                                                    58,733            137,233                  -

Class B Common Stock, without par value, authorized
   20,000,000 shares; 7,461,608 shares issued and
   outstanding, actual; 7,461,608 shares issued and
   outstanding on a pro forma basis                                        -                  -                  -

Common Stock, without par value, authorized 50,000,000
   shares; no shares authorized, issued and outstanding, actual;
   29,294,656 issued and outstanding, on a pro
  forma adjusted basis.                                                    -                  -            137,233

Accumulated other comprehensive earnings, net of
   income taxes                                                        3,611              3,611              3,611

Retained earnings                                                     61,191             61,191             61,191
                                                                    --------           --------           --------
                Total Shareholders' Equity                           123,535            202,035            202,035
                                                                    --------           --------           --------
Total Capitalization                                                $400,557           $400,557           $400,577
                                                                    ========           ========           ========


     (1) Pro forma as of March 31, 2001, adjusted to give effect to issuance of 16,000,000 shares in this rights offering at an assumed price of $5.00 per share, and assuming Basic Subscription Rights for 12,000,000 shares are exercised and the standby purchasers acquire their aggregate minimum allocations of 4,000,000 shares in this rights offering, resulting in a total of 21,833,048 shares of Class A common stock issued and outstanding and 7,461,608 shares of Class B common stock issued and outstanding.


     (2) Pro forma as of March 31, 2001, adjusted to give effect to the net proceeds from the rights offering totaling $78.5 million used to repay outstanding amounts due under warehouse facilities included in notes payable.

     (3) The Board of Directors has approved in principle a charter amendment that would effect the conversion of all outstanding shares of Class A common stock and Class B common stock into one class of common stock, no par value. Assuming that the shareholders approve the charter amendment to effect such conversion at the 2001 Annual Meeting and 16,000,000 shares of Class A common stock are issued in this offering, we would have 29,294,656 shares of Common Stock, with uniform rights, issued and outstanding.

                             SUMMARY FINANCIAL DATA
                                   (unaudited)

The following table sets forth certain selected consolidated financial information reflecting our consolidated operations and financial condition for each year (and as of each year end) in the five year period ended June 30, 2000 and the nine month periods ended March 31, 2001 and 2000. This data should be read in conjunction with the Company's consolidated financial statements and related notes thereto as well as Management's Discussion and Analysis of Results of Operations and Financial Condition included herein. Certain amounts for prior periods have been reclassified to conform to current year presentation. In the table and discussion that follow, we use "Tier I" to refer to the segment of the credit spectrum on which we focus featuring borrowers who generally exhibit a favorable credit profile. "Tier II" refers to non-prime receivables, which do not exhibit as favorable a credit profile at the time of acquisition. We discontinued purchasing Tier II receivables in fiscal 1999.


                                               Nine Months
                                                 Ended
                                                March 31                             Year Ended June 30,
                                          ------------------    ---------------------------------------------------
                                            2001        2000     2000         1999      1998       1997       1996
                                          ------------------    ---------------------------------------------------
                                                                   (Dollars in thousands, except per share amounts)
Income Statement Data:
Interest on receivables held for sale     $35,951    $23,050    $37,461    $33,015    $27,871    $33,914    $28,712
Retained interest and other                23,684     18,874     24,963     20,463     13,993     14,989     10,129
                                          -------    -------    -------    -------    -------    -------    -------
   Total interest income                   59,635     41,924     62,424     53,478     41,864     48,903     38,841
Interest expense                           28,422     19,548     29,663     27,906     27,178     25,867     22,332
                                          -------    -------    -------    -------    -------    -------    -------
   Net interest margin                     31,213     22,376     32,761     25,572     14,686     23,036     16,509
Provision for estimated credit losses       2,525      2,255      3,000      5,879      8,050      4,188      2,875
                                          -------    -------    -------    -------    -------    -------    -------
   Net interest margin after provision
     for estimated credit losses           28,688     20,121     29,761     19,693      6,636     18,848     13,634
                                          -------    -------    -------    -------    -------    -------    -------
Gain (loss) on sales of
     receivables, net                      28,552     10,545     16,883     19,133    (11,926)       963     30,357
Loss on interest rate swaps on
     securitized receivables              (19,361)         -          -          -          -          -          -
Loss on interest rate swaps on
     held for sale receivables             (1,587)         -          -          -          -          -          -
Servicing fees                             22,150     18,473     24,612     21,716     19,071     16,919     12,302
Late charges and other fees                 5,390      4,680      6,337      5,349      4,087      3,820      3,096
                                          -------    -------    -------    -------    -------    -------    -------
   Other revenues                          35,144     33,698     47,832     46,198     11,232     21,702     45,755


Total operating expenses                   42,679     36,140     49,913     42,588     35,546     30,502     23,841
                                          -------    -------    -------    -------    -------    -------    -------
   Earnings (loss) before provision
     for income taxes                      21,153     17,679     27,680     23,303    (17,678)    10,048     35,548
   Provision (benefit) for
     income taxes                           7,795      6,828     10,675      8,979     (7,856)     4,166     14,406
                                          -------    -------    -------    -------    -------    -------    -------
   Net earnings (loss)                    $13,358    $10,851    $17,005    $14,324    $(9,822)   $ 5,882    $21,142
                                          =======    =======    =======    =======    =======    =======    =======
Net earnings (loss) per common
   share (basic and diluted)                $1.00      $0.82      $1.28      $1.08     $(0.74)     $0.45      $1.60
                                          =======    =======    =======    =======    =======    =======    =======


                                          Nine Months
                                            Ended
                                           March 31                             Year Ended June 30,
                                    -------------------     ------------------------------------------------------
                                       2001        2000        2000         1999      1998       1997       1996
                                    -------------------     ------------------------------------------------------
                                                              (Dollars in thousands, except per share amounts)
Operating Data:
Receivables acquired:
Tier I                              $1,402,266   $989,697   $1,439,903  $1,444,361   $944,725  $1,076,064 $  994,834
Tier II                                      -          -            -      12,592     24,027      39,610     36,030
Marine                                       -          -            -           -      2,515       6,590         50
                                    ----------   --------   ----------  ----------   --------  ---------- ----------
    Total receivables acquired      $1,402,266   $989,697   $1,439,903  $1,456,953   $971,267  $1,122,264 $1,030,914
                                    ----------   --------   ----------  ----------   --------  ---------- ----------
Receivables acquired
    (number of receivables):
Tier I                                  82,556     60,453       87,608      90,268     64,152      75,844     71,070
Tier I                                       -          -            -         876      1,746       3,050      2,870
Marine                                       -          -            -           -        200         496          6
                                    ----------   --------   ----------  ----------   --------  ---------- ----------
    Total receivables acquired
    (number of receivables)             82,556     60,453       87,608      91,144     66,098      79,390     73,946
                                    ==========   ========   ==========  ==========   ========  ========== ==========
Receivables securitized:
Tier I                              $1,440,003   $950,206   $1,479,207  $1,288,071   $919,455  $1,183,190   $890,110
Tier II                                      -          -        5,293           -     28,659      31,108     34,488
                                    ----------   --------   ----------  ----------   --------  ---------- ----------
    Total receivables securitized   $1,440,003   $950,206   $1,484,500  $1,288,071   $948,114  $1,214,298   $924,598
                                    ==========   ========   ==========  ==========   ========  ========== ==========
Ratio of operating expenses
   as a percent of
   average servicing portfolio            1.75%      1.85%        1.88%       1.82%      1.78%       1.67%      1.73%

Credit losses as a percent of
   average servicing portfolio:
   Tier I                                 2.36%      2.23%        2.18%       2.20%      2.80%       2.40%      1.58%
   Tier II                                7.59%      9.21%        8.62%       7.04%      7.67%       5.18%      2.37%
   Marine                                    -          -            -           -       1.12%       0.25%         -
                                    ----------   --------   ----------  ----------   --------  ---------- ----------
Total credit losses as a percent
   of average servicing portfolio         2.40%      2.35%        2.28%       2.33%      2.96%       2.50%      1.60%
                                    ==========   ========   ==========  ==========   ========  ========== ==========


                                                At
                                              March 31                      At June 30,
                                      -----------------------   --------------------------------------------------------------------
                                          2001         2000          2000          1999         1998           1997       1996
                                      -----------------------   --------------------------------------------------------------------
                                                                  (Dollars in thousands)
Balance Sheet Data:
Receivables held for sale, net        $  127,312     $302,525     $  206,701    $  267,316     $118,259    $  121,156   $ 259,290
Retained interest in securitized
   assets                                266,115      194,692        208,431       191,029      171,593       170,791     147,024
Total assets                             444,138      556,085        478,138       514,926      411,533       391,268     451,195
Notes payable                            122,022      246,691        152,235       185,500       73,123        44,455     187,756
Long-term debt                           155,000      177,000        177,000       199,000      221,000       221,000     156,000
Total shareholders' equity               123,535      103,082        110,029        89,479       82,473        86,848      78,624
------------------------------------------------------------------------------------------------------------------------------------

Delinquencies of 30 days or more
  as a percent of servicing
  portfolio:
Tier I                                      3.04%        2.73%          2.82%         2.63%        3.07%         2.96%       1.84%
Tier II                                    12.51%       15.41%         11.26%         9.42%        8.29%         6.18%       3.35%
Marine                                         -            -              -             -            -          0.10%          -
                                      ----------   ----------     ----------    ----------   ----------    ----------  ----------
Total delinquencies of 30 days
or more as a percent of
servicing portfolio                         3.10%        2.91%          2.92%         2.78%        3.24%      3.07%          1.88%
                                      ==========   ==========     ==========    ==========   ==========    ==========  ==========
Other Data:
Servicing portfolio:
Tier I                                $3,329,473   $2,672,470     $2,848,150    $2,464,366   $1,978,920    $1,860,272  $1,548,538
Tier II                                   20,955       36,941         32,328        53,792       66,855        68,289      47,062
Marine                                         -            -              -             -            -         6,227          50
Serviced for others                          469          694            637           912        1,642         2,488       3,420
                                      ----------   ----------     ----------    ----------   ----------    ----------  ----------
     Total servicing portfolio        $3,350,897   $2,710,105     $2,881,115    $2,519,070   $2,047,417    $1,937,276  $1,599,070
                                      ==========   ==========     ==========    ==========   ==========    ==========  ==========
                                            Nine Months
                                               Ended
                                             March 31                  Year Ended June 30,
                                      -----------------------     ---------------------------------------------------------------
                                          2001         2000           2000          1999         1998          1997       1996
                                      -----------------------     ---------------------------------------------------------------
                                                                        (Dollars in thousands)
Average servicing portfolio:
Tier I                                $3,220,984   $2,557,339     $2,610,803    $2,269,177   $1,922,977    $1,759,666  $1,343,770
Tier II                                   25,757       44,130         41,545        63,275       69,622        63,305      33,124
Marine                                         -           69              -             -        6,920         2,357           -
Serviced for others                          547          711            751         1,138        1,941         2,799       4,222
                                      ----------   ----------     ----------    ----------   ----------    ----------  ----------
 Total average servicing portfolio    $3,247,288   $2,602,249     $2,653,099    $2,333,590   $2,001,460    $1,828,127  $1,381,116
                                      ==========   ==========     ==========    ==========   ==========    ==========  ==========
                                                At
                                              March 31                      At June 30,
                                      -----------------------     ---------------------------------------------------------------
                                          2001         2000           2000          1999         1998          1997       1996
                                      -----------------------     ---------------------------------------------------------------
                                                                       (Dollars in thousands)
Number of receivables serviced:
Tier I                                   264,539      225,458        235,732       213,746      184,003       173,693     147,722
Tier II                                    2,897        4,241          3,879         5,517        6,285         6,056       4,067
Marine                                         -            -              -             -            -           472           6
Serviced for others                           68          100             88           139          256           402         537
                                      ----------   ----------     ----------    ----------   ----------    ----------  ----------
 Total number of receivables serviced    267,504      229,799        239,699       219,402      190,544       180,623     152,332
                                      ==========   ==========     ==========    ==========   ==========    ==========  ==========
Number of dealers                          5,561        4,604          4,946         4,076        3,628         3,204       2,523
Number of employees
(full-time equivalents)                      733          612            648           540          529           387         313

     On January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinquishments of Liabilities (SFAS No. 125). The adoption of SFAS No. 125 had the effect of reducing fiscal 1997 net earnings by $1.3 million or $0.10 per share (basic and diluted) and increasing total shareholders' equity by $941,000.


                    Selected Quarterly Financial Information
       For Quarters in the Fiscal Years Ended June 30, 2001, 2000 and 1999

                                                                           Year ended June 30, 2001
                                                            First         Second         Third        Total
                                                          --------------------------------------------------
                                                           (Dollars in thousands, except per share amounts)

Interest on receivables held for sale                     $14,371         $10,853        $10,727    $35,951
Retained interest and other                                 7,300           8,005          8,379     23,684
                                                       ----------      ----------     ---------- ----------
   Total interest income                                   21,671          18,858         19,106     59,635
Interest expense                                           11,041           8,478          8,903     28,422
                                                       ----------      ----------     ---------- ----------
   Net interest margin                                     10,630          10,380         10,203     31,213
Provision for estimated credit losses                         975           1,250            300      2,525
                                                       ----------      ----------     ---------- ----------
   Net interest margin after provision
     for estimated credit losses                            9,655           9,130          9,903     28,688
                                                       ----------      ----------     ---------- ----------
Gain on sales of receivables, net                           7,867           7,805         12,880     28,552
Loss on interest rate swaps on securitized receivables     (5,350)         (3,536)       (10,475)   (19,361)
Gain (loss) on interest rate swaps on held
   for sale receivables                                    (2,440)         (2,269)         3,122     (1,587)
Servicing fees                                              6,719           7,626          7,805     22,150
Late charges and other fees                                 1,755           1,711          1,924      5,390
                                                       ----------      ----------     ---------- ----------
   Other revenues                                           8,551          11,337         15,256     35,144
                                                       ----------      ----------     ---------- ----------
Salaries and benefits                                       7,918           8,490          8,814     25,222
Other general and administrative expenses                   5,512           5,928          6,017     17,457
                                                       ----------      ----------     ---------- ----------
   Total operating expenses                                13,430          14,418         14,831     42,679
                                                       ----------      ----------     ---------- ----------
Earnings before provision for income taxes                  4,776           6,049         10,328     21,153
Provision for income taxes                                  1,767           2,234          3,794      7,795
                                                       ----------      ----------     ---------- ----------
Net earnings                                              $ 3,009         $ 3,815        $ 6,534    $13,358
                                                       ==========      ==========     ========== ==========
Net earning per common
   share (basic and diluted)                              $  0.23         $  0.29        $  0.49    $  1.00
                                                       ==========      ==========     ========== ==========

Basic weighted average common shares outstanding       13,277,632      13,286,514     13,294,656 13,286,206

Diluted weighted average common
   shares outstanding                                  13,315,888      13,296,593     13,298,482 13,308,178


                                                                 Year ended June 30, 2000
                                               First       Second        Third        Fourth       Total
                                          --------------------------------------------------------------
                                                   (Dollars in thousands, except per share amounts)

Interest on receivables held for sale         $8,145       $6,684       $8,221      $14,411      $37,461
Retained interest and other                    5,728        6,442        6,704        6,089       24,963
                                          ----------   ----------   ----------   ----------   ----------
Total interest income                         13,873       13,126       14,925       20,500       62,424
Interest expense                               6,564        6,179        6,805       10,115       29,663
                                          ----------   ----------   ----------   ----------   ----------
Net interest margin                            7,309        6,947        8,120       10,385       32,761
Provision for estimated credit losses            750          665          840          745        3,000
                                          ----------   ----------   ----------   ----------   ----------
Net interest margin after provision
for estimated credit losses                    6,559        6,282        7,280        9,640       29,761
                                          ----------   ----------   ----------   ----------   ----------
Gain on sales of receivables, net              6,530        1,261        2,754        6,338       16,883
Servicing fees                                 6,068        6,188        6,217        6,139       24,612
Late charges and other fees                    1,505        1,508        1,667        1,657        6,337
                                          ----------   ----------   ----------   ----------   ----------
Other revenues                                14,103        8,957       10,638       14,134       47,832
                                          ----------   ----------   ----------   ----------   ----------
Salaries and benefits                          6,927        6,737        7,354        7,897       28,915
Other general and administrative expenses      4,914        4,993        5,215        5,876       20,998
                                          ----------   ----------   ----------   ----------   ----------
Total operating expenses                      11,841       11,730       12,569       13,773       49,913
                                          ----------   ----------   ----------   ----------   ----------
Earnings before provision
for income taxes                               8,821        3,509        5,349       10,001       27,680
Provision for income taxes                     3,402        1,361        2,065        3,847       10,675
                                          ----------   ----------   ----------   ----------   ----------
Net earnings                                  $5,419       $2,148       $3,284      $ 6,154      $17,005
                                          ==========   ==========   ==========   ==========   ==========
Net earning per common
share (basic and diluted)                    $  0.41      $  0.16      $  0.25      $  0.46      $  1.28
                                          ==========   ==========   ==========   ==========   ==========
Basic weighted average common shares
outstanding                               13,250,660   13,264,379   13,277,632   13,277,632   13,267,493

Diluted weighted average common
shares outstanding                        13,295,546   13,308,923   13,294,314   13,277,632   13,293,270



                                                                 Year ended June 30, 1999
                                               First       Second        Third       Fourth        Total
                                          --------------------------------------------------------------
                                                    (Dollars in thousands, except per share amounts)

Interest on receivables held for sale         $8,251       $6,938       $8,087       $9,739      $33,015
Retained interest and other                    5,632        5,195        4,875        4,761       20,463
                                          ----------   ----------   ----------   ----------   ----------
     Total interest income                    13,883       12,133       12,962       14,500       53,478
Interest expense                               7,105        6,496        6,996        7,309       27,906
                                          ----------   ----------   ----------   ----------   ----------
     Net interest margin                       6,778        5,637        5,966        7,191       25,572
Provision for estimated credit losses          2,325        1,275        1,225        1,054        5,879
                                          ----------   ----------   ----------   ----------   ----------
Net interest margin after provision
   for estimated credit losses                 4,453        4,362        4,741        6,137       19,693
                                          ----------   ----------   ----------   ----------   ----------
Gain on sales of receivables, net              2,706        4,087        6,386        5,954       19,133
Servicing fees                                 4,953        5,469        5,601        5,693       21,716
Late charges and other fees                    1,206        1,173        1,442        1,528        5,349
                                          ----------   ----------   ----------   ----------   ----------
   Other revenues                              8,865       10,729       13,429       13,175       46,198
                                          ----------   ----------   ----------   ----------   ----------
Salaries and benefits                          5,670        5,453        6,328        6,121       23,572
Other general and administrative expenses      4,321        4,856        4,913        4,926       19,016
                                          ----------   ----------   ----------   ----------   ----------
Total operating expenses                       9,991       10,309       11,241       11,047       42,588
                                          ----------   ----------   ----------   ----------   ----------
Earnings before provision
   for income taxes                            3,327        4,782        6,929        8,265       23,303
Provision for income taxes                     1,270        1,859        2,665        3,185        8,979

Net earnings                                  $2,057       $2,923       $4,264       $5,080      $14,324
                                          ==========   ==========   ==========   ==========   ==========
Net earning per common
   share (basic and diluted)                   $0.16        $0.22        $0.32       $ 0.38      $  1.08
                                          ==========   ==========   ==========   ==========   ==========
Basic weighted average common shares
outstanding                               13,231,482   13,236,313   13,249,260   13,249,571   13,241,593

Diluted weighted average common
shares outstanding                        13,231,482   13,236,313   13,277,130   13,281,142   13,253,646

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

     We derive substantially all of our earnings from the acquisition, securitization and servicing of automobile receivables originated or referred by dealerships affiliated with major domestic and foreign manufacturers. To fund the acquisition of receivables prior to securitization, we utilize credit facilities. Through securitizations, we periodically pool and sell receivables to a trust which issues asset-backed securities to investors representing interests in the receivables sold. When we sell receivables in a securitization, we record a gain or loss on the sale of receivables and allocate our basis in the receivables between the portion of the receivables sold in the securitization and the portion of the receivables which is retained from the securitizations ("Retained Interest") based on the relative fair values of those portions at the date of sale. After such sale, Retained Interest is recorded as an asset for accounting purposes.

COMPARISON OF YEAR-END RESULTS

     The following table illustrates changes in our total receivable acquisition volume and information with respect to Gain (loss) on sales of receivables, net and securitizations during each quarter in fiscal 2000 and 1999. More complete quarterly statements of earnings information is set forth in Note 13 of the Consolidated Financial Statements.




                                                          Selected Quarterly Financial Information
                                                      For Quarters in the Fiscal Year Ended June 30, 2000
                                                   -------------------------------------------------------------
                                                    First              Second             Third          Fourth
                                                 ----------          ----------        ----------     ----------
                                                                        (Dollars in thousands)
Receivables acquired                               $330,282            $263,821          $395,594       $450,206

Gain on Sales of Receivables                         $6,770              $5,264            $2,754         $7,379
Less: Other than temporary impairment                  (240)             (4,003)                -         (1,041)
                                                 ----------          ----------        ----------     ----------
Gain on Sales of Receivables, net                    $6,530              $1,261            $2,754         $6,338
                                                 ==========          ==========        ==========     ==========
Servicing portfolio at end of period             $2,579,304          $2,583,298        $2,710,105     $2,881,115
----------------------------------------------------------------------------------------------------------------

Selected Securitization Data:                        1999-C              1999-D            2000-A         2000-B
Original amount                                    $364,792            $302,693          $282,721       $534,294

Weighted average receivable rate                     13.31%              13.62%            13.08%         13.97%
Weighted average remaining maturity (months)           71.1                69.9              68.9           71.6
Weighted average note rate                            6.22%               6.56%             7.20%          7.38%
Gross spread (1)                                      7.09%               7.06%             5.88%          6.59%
Net spread (2)                                        6.20%               5.66%             4.94%          5.26%
Cumulative credit loss assumption                     4.50%               4.50%             4.50%          4.75%
----------------------------------------------------------------------------------------------------------------

                                                      For Quarters in the Fiscal Year Ended June 30, 1999
                                                 ---------------------------------------------------------------
                                                    First              Second             Third          Fourth
                                                 ----------          ----------        ----------     ----------
                                                                        (Dollars in thousands)
Receivables acquired                               $404,494            $361,891          $321,856       $368,712

Gain on Sales of Receivables                         $6,248              $5,717           $10,679         $8,406
Less: Other than temporary impairment                (3,542)             (1,630)           (4,293)        (2,452)
                                                 ----------          ----------        ----------     ----------
Gain on Sales of Receivables, net                    $2,706              $4,087            $6,386         $5,954
                                                 ==========          ==========        ==========     ==========

Servicing portfolio at end of period             $2,220,657          $2,344,621        $2,416,724     $2,519,070
----------------------------------------------------------------------------------------------------------------

Selected Securitization Data:                        1998-C              1998-D            1999-A         1999-B
Original amount                                    $351,379            $275,914          $320,545       $340,233

Weighted average receivable rate                     12.81%              12.74%            12.99%         13.36%
Weighted average remaining maturity (months)           68.8                69.1              71.5           71.7
Weighted average note rate                            5.55%               5.85%             5.80%          5.51%
Gross spread (1)                                      7.26%               6.89%             7.19%          7.85%
Net spread (2)                                        5.15%               5.25%             6.16%          6.75%
Cumulative credit loss assumption                     4.40%               4.40%             4.50%          4.50%
----------------------------------------------------------------------------------------------------------------

     (1) Difference between weighted average receivable rate and weighted average certificate rate.

     (2) Gross spread, net of upfront costs, servicing fees, ongoing credit enhancement fees, trustee fees and the hedging gains or losses.


     Acquisition Volume. We currently acquire receivables in 40 states from over 5,500 manufacturer-franchised auto dealerships. We acquire automobile receivables under contracts with customers who exhibit a favorable credit profile ("Tier I"). We previously offered a second level of receivable quality for customers with adequate credit quality but who would not qualify for a receivable under our Tier I quality criteria ("Tier II"). To focus on the higher credit quality and more profitable Tier I receivables, we ceased acquiring Tier II receivables in January 1999. During fiscal 2000, we extended operations into several of the northeastern states.


     Our total receivable acquisitions decreased 1.2% to $1.4 billion for the year ended June 30, 2000, from $1.5 billion in fiscal 1999. The decrease is due to the lower than expected volume in the first and second quarters of fiscal 2000 as the result of pricing pressures related to increasing interest rates.

     Our servicing portfolio increased 14.4% to approximately $2.9 billion at June 30, 2000, compared to approximately $2.5 billion at June 30, 1999. Total serviced receivables increased as a result of receivable acquisition volume in excess of receivable repayments and gross charge-offs. The volume of receivables sold in securitizations increased to $1.5 billion for the year ended June 30, 2000, from $1.3 billion for the prior year. The increased volume of receivables securitized is primarily the result of an additional month of receivable acquisitions included in the fourth quarter of fiscal 2000 securitization. This fourth quarter securitization included the receivables acquired during the months of February, March, April and May 2000. Our management continues to focus on controlled growth, recognizing that the underlying credit quality of the portfolio is one of the most important factors associated with long-term profitability.

Delinquency and Credit Loss Experience Fiscal 2000 and 1999

     During fiscal 2000, we experienced the lowest annual credit loss ratio since the year ended June 30, 1996. For the fiscal year ended June 30, 2000, recoveries as a percentage of gross charge-offs on the Tier I portfolio improved slightly over the year ended June 30, 1999. This percentage, however, remains below our management's expectations, and we continue to look for ways to improve. Our new car franchised dealership in Indianapolis retails a portion of our repossessed autos. This method of repossession disposal along with stricter monitoring of the repossession and resale process should continue to increase the recovery percentage to within our management's expectations. The net recovery rate recognized by the dealership during fiscal 2000 averaged 53.2%. The net recovery rate utilized by the dealership is computed on a car by car basis which is a different basis than the net recovery rate utilized to measure our net credit losses discussed below. Approximately 20% of repossessed autos were transferred to the dealership during fiscal 2000. Please see "Risk Factors" and "Forward-Looking Statements."

     The credit loss assumptions used in fiscal 2000 were higher than those used on the securitizations in fiscal 1999. The credit loss assumptions used in the fiscal 2000 securitizations ranged from 4.50% to 4.75% compared to 4.40% to 4.50% used in the fiscal 1999 securitizations. The allowance for estimated credit losses on securitized receivables (inherent in Retained Interest) was 4.45% at June 30, 2000, compared to 4.63% at June 30, 1999. We recorded a pre-tax charge of $5.3 million and $11.9 million during the years ended June 30, 2000 and 1999, respectively, on those pools which were deemed to have other than temporary impairment primarily due to the increase in the initial estimated credit loss assumptions.

     Tier I Portfolio. Set forth below is certain information concerning the delinquency experience and net credit losses on the Tier I fixed rate retail automobile, light truck and van receivables serviced by us. There can be no assurance that future delinquency and net credit loss experience on the receivables will be comparable to that set forth below. Please see "Risk Factors" and "Forward-Looking Statements."

                                                             Tier I Delinquency Experience
                                                                      At June 30,
                                                      2000                                     1999
                                        -----------------------------             ------------------------------
                                                                 (Dollars in thousands)
                                        Number of                                 Number of
                                        Receivables            Amount             Receivables            Amount
                                        -----------            ------             -----------            ------
Servicing portfolio                       235,732           $2,848,150              213,746           $2,464,371
Delinquencies
30-59 days                                  4,204               45,442                3,962               41,475
60-89 days                                  2,176               25,250                1,614               16,654
90 days or more                               886                9,710                  670                6,754
                                          -------           ----------              -------           ----------
Total delinquencies                         7,266           $   80,402                6,246           $   64,883
                                          =======           ==========              =======           ==========
Total delinquencies
as a % of servicing portfolio                3.08%                2.82%                2.92%                2.63%

     As indicated in the above table, delinquency rates based upon outstanding receivable balances of accounts 30 days past due and over increased to 2.82% at June 30, 2000, from 2.63% at June 30, 1999, for the Tier I portfolio. Although the delinquency rate at June 30, 2000 increased slightly compared to the rate at June 30, 1999, these two fiscal years are the lowest delinquency rates since June 30, 1996. The steady improvement is a direct result of our continued focus on refining our collection practices and consistent application of conservative underwriting guidelines.

     Tier II portfolio delinquency was 11.26% based on outstanding receivable balances of accounts 30 days past due and over at June 30, 2000, compared to 9.42% at June 30, 1999. Credit losses during fiscal 2000 totaled $3.6 million, or 8.62% as a percentage of the average Tier II servicing portfolio, compared to $4.5 million, or 7.04%, in fiscal 1999 and $5.3 million, or 7.67%, in fiscal 1998. Tier II delinquency as a percentage of the Tier II servicing portfolio may increase in the future, while not actually deteriorating since the overall Tier II servicing portfolio is decreasing. This is the result of a declining Tier II servicing portfolio since we determined to discontinue Tier II receivable acquisitions effective January 1, 1999. Please see "Risk Factors" and "Forward-Looking Statements."

                                                            Tier I Credit Loss Experience
                                                            For the Years Ended June 30,
                                    ----------------------------------------------------------------------------
                                               2000                         1999                      1998
                                    -----------------------      ----------------------   ----------------------
                                    Number of                    Number of                Number of
                                    Receivables    Amount        Receivables    Amount    Receivables     Amount
                                    -----------    ------        -----------    ------    -----------     ------
                                                                     (Dollars in thousands)
Average servicing
   portfolio                         221,948     $2,610,803       202,187   $2,269,177       179,822  $1,922,977

   Gross charge-offs                   7,890         95,815         7,752       82,436         7,909      87,325
Recoveries                                           38,863                     32,525                    33,545
                                     -------     ----------       -------   ----------       -------  ----------
Net credit losses                                $   56,952                 $   49,911                $   53,780
                                                 ==========                 ==========                ==========
Gross charge-offs as a % of average
   servicing portfolio                 3.55%          3.67%         3.83%        3.63%         4.40%       4.54%
Recoveries as a %
   of gross charge-offs                              40.56%                     39.45%                    38.41%
   Net credit losses as a % of average
   servicing portfolio                                2.18%                      2.20%                     2.80%

Results of Operations

Years Ended June 30, 2000 and 1999

     Net earnings are summarized in the table below. Net earnings increased 18.7% for the year ended June 30, 2000, compared to the year ended June 30, 1999. The increase over the prior year is primarily due to an increase in net interest margin after provision for estimated credit losses.
                                                        Fiscal Year
                                                       Ended June 30,
                                              ---------------------------------
                                               2000                    1999
                                              ------                  ------
                                              (Dollars in thousands, except per
                                                       share amounts)

Net Earnings                                  $17,005                $14,324
Net Earnings Per Share
(basic and diluted)                           $  1.28                $  1.08

     Net interest margin after provision for estimated credit losses increased 51.1% to $29.8 million for the year ended June 30, 2000, compared to $19.7 million for fiscal 1999. The increase in the net interest margin after provision for estimated credit losses as compared to the prior year is primarily the result of increases in interest on receivables held for sale and retained interest and other interest income.

     Interest on receivables held for sale increased 13.5% to $37.5 million for the year ended June 30, 2000, compared to $33.0 million for the year ended June 30, 1999. The increase in interest on receivables held for sale resulted from an increase in the average outstanding balance of receivables held for sale to $265.9 million for the year ended June 30, 2000, from $236.3 million for fiscal 1999 and an increase in interest rates. The higher average outstanding balance of receivables held for sale is primarily the result of the delay in the timing of the fourth quarter 2000 securitization.

     Retained interest and other interest income increased 22.0% to $25.0 million for the year ended June 30, 2000, compared to $20.5 million for the year ended June 30, 1999. The discount component of Retained Interest increased at June 30, 1999 by increasing the discount rate used to record the gain on sale of receivables during the fourth quarter of fiscal 1999. The resulting effect during fiscal 2000 was an increase in the amount of the discount accredited into income. The individual components of Retained Interest and other interest income are shown in the following table.

                                                    Fiscal Year
                                                   Ended June 30,
                                          ---------------------------------
                                            2000                     1999
                                          --------                 --------
                                                   (In thousands)
Discount accretion                        $23,789                  $18,700
Other interest income                       1,174                    1,763
                                          -------                  -------
                                          $24,963                  $20,463
                                          =======                  =======

     Interest expense increased 6.3% to $29.7 million for the year ended June 30, 2000, from $27.9 million for the year ended June 30, 1999. The increase primarily related to higher borrowing needs resulting from the higher average balance of receivables held for sale for the year ended June 30, 2000 compared to 1999 and an increase in interest rates but was offset by lower interest on long-term debt as a result of a principal payment of $22 million in August 1999. Interest expense related to long-term debt was $16.1 million and $17.8 million for the years ended June 30, 2000 and 1999, respectively. The average outstanding warehouse borrowings (excluding the prefunded amount) was $195.2 million for the year ended June 30, 2000, compared to $170.4 million for the year ended June 30, 1999. The average cost of funds on the combined long-term debt and warehouse borrowings (excluding the prefunded amount), net of income earned, increased to 7.97% for the year ended June 30, 2000, from 7.39% for the year ended June 30, 1999. The weighted average cost of funds on the credit facilities used in connection with the accumulation of receivables prior to securitization, including the prefunded amount, net of income earned, was 5.77% and 5.09% for the years ended June 30, 2000 and 1999, respectively. Interest rates on such credit facilities are variable in nature and are affected by changes in market rates of interest.

     Provision for estimated credit losses decreased to $3.0 million for the year ended June 30, 2000, compared to $5.9 million for the year ended June 30, 1999. The decrease is primarily related to improvement in the quality of the held for sale portfolio.

     Gain on sales of receivables, net decreased 11.8% for the year ended June 30, 2000. The gain on sales of receivables is a significant element of our net earnings. The gain on sales of receivables is affected by several factors but is primarily affected by the amount of receivables securitized, the net spread and our estimation of net credit losses. The components of the gain on sales of receivable, net are:

                                                        Fiscal Year
                                                       Ended June 30,
                                                 ------------------------
                                                  2000              1999
                                                 ------            ------
                                                     (In thousands)

Gain on sales of receivables                    $22,167            $31,050
Other than temporary impairments                 (5,284)           (11,917)
                                                -------            -------
Gain on sales of receivables, net               $16,883            $19,133
                                                =======            =======

     We sold $1.5 billion of receivables in securitizations for the year ended June 30, 2000, compared to $1.3 billion for the year ended June 30, 1999. The decrease in the securitization transaction gains primarily relates to a lower weighted average net spread for fiscal 2000 gain on sales compared to the gain on sales recorded in the prior fiscal year. Also contributing to lower transaction gains was the increase in the discount rate assumption for the fiscal year 2000 securitizations. The discount rate was increased beginning with the fourth quarter 1999 securitization. The amount of receivables sold in the securitization for the quarter ended June 30, 2000 was higher than the other quarters primarily because it included receivable acquisitions for the months of February, March, April and May 2000. In general, the securitizations include three months of receivable acquisitions. Selected information regarding the securitizations for the fiscal years 2000 and 1999 is summarized in the following table:

                                                           First          Second        Third         Fourth
                                                           Quarter        Quarter       Quarter       Quarter
                                                           -------        -------       -------       -------
           Fiscal 2000 securitizations                      1999-C         1999-D        2000-A        2000-B
           Credit loss assumption                            4.50%          4.50%         4.50%         4.75%
           Annual prepayment speed assumption               28.00%         28.00%        28.00%        28.00%
           Discount rate assumption                         14.66%         14.81%        15.61%        15.57%
           Weighted average remaining maturity
           (in months)                                        71.1           69.9          68.9          71.6

           Fiscal 1999 securitizations                      1998-C         1998-D        1999-A        1999-B
           Credit loss assumption                            4.40%          4.40%         4.50%         4.50%
           Annual prepayment speed assumption               25.00%         25.00%        28.00%        28.00%
           Discount rate assumption                          9.58%          9.76%         9.84%        14.28%
           Weighted average remaining maturity
           (in months)                                        68.8           69.1          71.5          71.7


     Gross and net spreads. Market interest rates were higher in fiscal 2000 as compared to fiscal 1999. Gross spread is defined as the difference between the weighted average receivable rate and the weighted average certificate rate. Net spread is defined as gross spread less upfront costs, servicing fees, ongoing credit enhancement fees, trustee fees and hedging gains or losses. The weighted average net spreads were 5.46% and 5.85% for the years ended June 30, 2000 and 1999 respectively.

     Servicing fees include the contractual fee, typically one percent of receivables serviced, earned from each trust. Servicing fees increased 13.3% to $24.6 million for the year ended June 30, 2000, compared to $21.7 million for the year ended June 30, 1999 as a result of a higher average securitized receivable portfolio. The average securitized receivable portfolio increased 13.9% to $2.4 billion for the year ended June 30, 2000, from $2.1 billion for the year ended June 30, 1999.

     Late charges and other fees increased 18.5% to $6.3 million for the year ended June 30, 2000, from $5.3 million for the year ended June 30, 1999. Other fees consist primarily of late charges, gross profit from the dealership sales and other fee income. The increase in the current year resulted primarily from increased late charges. The increase in late charges is due to the increase in the servicing portfolio over fiscal 1999.

     Salaries and benefits expense increased 22.7% to $28.9 million for the year ended June 30, 2000, from $23.6 million for the year ended June 30, 1999. This increase is primarily the result of an increase in full-time equivalent ("FTE") employees and annual merit increases for our existing employees. Average FTE's for the year ended June 30, 2000, were 585 compared to 528 for the year ended June 30, 1999. We have experienced growth primarily in originations, collections and support staff.

     Other general and administrative expense includes occupancy and equipment costs, outside and professional services, receivable expenses, promotional expenses, travel, office supplies and other. Other general and administrative expense increased 10.4% to $21.0 million for the year ended June 30, 2000, from $19.0 million for the year ended June 30, 1999. The increase in other general and administrative expenses is partially attributed to increased promotional expenses for the dealership and new dealer incentive programs. We also experienced higher expenses related to outside services and professional fees during fiscal 2000 compared to fiscal 1999.

Years Ended June 30, 1999 and 1998

     Net earnings (loss) increased to $14.3 million, or $1.08 per share (basic and diluted), for the year ended June 30, 1999, compared to ($9.8) million, or ($.74) per share (basic and diluted), for the year ended June 30, 1998. The increase in net earnings is primarily a result of higher gains recognized on the fiscal 1999 securitization transactions of $31.0 million pre-tax ($19.2 million net of tax) compared to the fiscal 1998 securitization transactions of $19.6 million pre-tax ($12.0 million net of tax). Gains on the securitizations were offset by charges taken for pool by pool other than temporary impairments of Retained Interest of $11.9 million pre-tax ($7.4 million net of tax) and $23.6 million pre-tax ($14.2 million net of tax) for the years ended June 30, 1999 and 1998, respectively.

     Net interest margin after provision for estimated credit losses increased 196.8% to $19.7 million for the year ended June 30, 1999, compared to $6.6 million for fiscal 1998. The increase in the net interest margin after provision for estimated credit losses as compared to fiscal 1998 is primarily a result of an increase in retained interest and other interest income.

     Interest on receivables held for sale increased 18.5% to $33.0 million for the year ended June 30, 1999, compared to $27.9 million for year ended June 30, 1998. The increase in interest on receivables held for sale resulted from an increase in the average outstanding balance of receivables held for sale to $236.3 million for the year ended June 30, 1999, from $206.2 million for fiscal 1998, which was a result of increased receivable acquisitions. Interest earned on the Tier II portfolio was approximately $795,000 for fiscal 1999 compared to approximately $5.2 million in fiscal 1998.


     Retained Interest and other interest income increased 46.2% to $20.5 million for the year ended June 30, 1999, compared to $14.0 million for the year ended June 30, 1998. The increase in Retained interest and other interest income relates primarily to the implementation of the "cash out" method of valuing
Retained Interest at June 30, 1998, which increased the initial discount recorded from the sale of receivables resulting in a subsequent increase in discount accretion, but was offset by lower collection and spread account interest. Retained interest and other interest income related to discount accretion was $18.7 million and $7.3 million for the years ended June 30, 1999 and 1998, respectively. Retained interest and other interest income related to restricted cash accounts (collection and spread accounts) was $1.3 million for the year ended June 30, 1999, compared to $5.6 million for the year ended June 30, 1998. Cash collection accounts represent customer payments held in trust until disbursement by the trustee. We earn interest on these funds prior to distribution of such funds to investors and servicer. Our spread account balances represent credit enhancement on the securitized pools; the requirements of the spread account are affected by the size of the securitized servicing portfolio as well as loss and delinquency trends which may trigger higher spread requirements.

     Interest expense increased 2.7% to $27.9 million for the year ended June 30, 1999, from $27.2 million for the year ended June 30, 1998. The increase primarily related to higher average borrowing needs due to higher receivable acquisitions for the year ended June 30, 1999 compared to 1998, but was offset by lower interest on long-term debt as a result of a principal payment in August 1998. Interest expense related to long-term debt was $17.8 million and $19.5 million for the years ended June 30, 1999 and 1998, respectively. The average outstanding warehouse borrowings (excluding the prefunded amount) was $170.4 million for the year ended June 30, 1999, compared to $111.2 million for the year ended June 30, 1998. The average cost of funds on the combined long-term debt and warehouse borrowings (excluding the prefunded amount), net of income earned, decreased to 7.39% for the year ended June 30, 1999, from 7.86% for the year ended June 30, 1998. The weighted average cost of funds on the credit facilities used in connection with the accumulation of receivables prior to securitization, including the prefunded amount, net of income earned, was 5.09% and 5.88% for the years ended June 30, 1999 and 1998, respectively. Interest rates on such credit facilities are variable in nature and are affected by changes in market rates of interest.


     Provision for estimated credit losses decreased to $5.9 million for the year ended June 30, 1999, compared to $8.1 million for the year ended June 30, 1998. The decrease is primarily related to improvement in the quality of the held for sale portfolio and a decrease in the amount of modified receivables.

     Gain (Loss) on sales of receivables, net and interest rate risk. During the fourth quarter of fiscal 1999 we refined our methodology of determining discount rates used to calculate the gain on sales of receivables and value Retained Interest. See "Financial Condition - Retained Interest in Securitized Assets" below. This change had the effect of reducing gain on sale of receivables by $3.1 million, pretax ($1.9 million net of taxes) or $0.15 per share (basic and diluted). Gain (loss) on sales of receivables totaled $19.1 million for the year ended June 30, 1999, compared to a loss of $11.9 million for the year ended June 30, 1998. The increase in Gain (loss) on sales of receivables is primarily a result of higher gains recognized on fiscal 1999 securitization transactions compared to fiscal 1998. The gain for the year ended June 30, 1999 and 1998, consisted of gains on new securitization transactions of $31.0 million and $19.6 million, offset by charges for other than temporary impairments of Retained Interest of $11.9 million and $23.6 million, respectively. The net gain for the year ended June 30, 1999, was also higher than the year ended June 30, 1998 due to a $7.9 million charge in fiscal 1998 related to the implementation of the "cash out" method of valuing Retained Interest. The increase in the Gain (loss) on sales of receivables is also attributed to a 35.9% increase in the volume of receivables securitized to $1.3 billion for fiscal 1999 compared to $948.1 million for fiscal 1998. Additionally, the weighted average net spread increased to 5.85% for the year ended June 30, 1999, compared to 5.28% for the year ended June 30, 1998. The weighted average net spread included four Tier I securitizations for the year ended June 30, 1999, and four Tier I and one Tier II securitizations for the year ended June 30, 1998. As indicated below, credit loss assumptions on the fiscal 1999 securitization transactions were 4.40% on 1998-C and 1998-D and 4.50% on 1999-A and 1999-B compared to 4.00% on the Tier I transactions throughout fiscal 1998. The credit loss assumptions on the fiscal 1999 securitizations were based on combined securitizations of Tier I, Tier II and modified receivables. The allowance for credit losses was 12.00% for the Tier II fiscal 1998 securitization. Indicated in the table below are the assumptions related to the Tier I quarterly securitizations for fiscal 1999 and 1998:

           Fiscal 1999 securitizations                              1998-C      1998-D     1999-A     1999-B
           Credit loss assumption                                    4.40%       4.40%      4.50%      4.50%
           Annual prepayment speed assumption                       25.00%      25.00%     28.00%     28.00%
           Discount rate assumption                                  9.58%       9.76%      9.84%     14.28%
           Weighted average remaining maturity (in months)            68.8        69.1       71.5       71.7

           Fiscal 1998 securitizations                              1997-C      1997-D     1998-A     1998-B
           Credit loss assumption                                    4.00%       4.00%      4.00%      4.00%
           Annual prepayment speed assumption                       28.46%      28.60%     28.04%     25.00%
           Discount rate assumption                                 10.96%      10.67%     10.61%     10.46%
           Weighted average remaining maturity (in months)            70.7        67.1       70.8       67.5


     Gross and net spreads. Market interest rates were lower in fiscal 1999 as compared to the corresponding periods of fiscal 1998. Gross spread is defined as the difference between the weighted average receivable rate and the weighted average certificate rate. Net spread is defined as gross spread less servicing fees, upfront costs, ongoing credit enhancement fees and trustee fees and hedging gains or losses. Net spreads increased steadily over fiscal 1999 and reached record amounts in the third and fourth quarter securitizations of 6.16% and 6.75%, respectively.

     Servicing fees include the contractual fee, typically one percent of receivables serviced, earned from each trust. Servicing fees increased 13.9% to $21.7 million for the year ended June 30, 1999, compared to $19.1 million for the year ended June 30, 1998 as a result of a higher average securitized receivable portfolio. The average securitized receivable portfolio increased 16.9% to $2.1 billion for the year ended June 30, 1999, from $1.8 billion for the year ended June 30, 1998.

     Late charges and other fees increased 30.9% to $5.3 million for the year ended June 30, 1999, from $4.1 million for the year ended June 30, 1998. Other fees consist primarily of late charges, other fee income and the gross profit from the dealership sales. The increase in fiscal 1999 resulted primarily from the dealership gross profit on sales of $751,000 for fiscal 1999. Additionally, late charges and other fee income increased for the year ended June 30, 1999, compared to 1998. The increase in late charges and other fee income is due to the increase in receivable acquisitions and servicing portfolio over fiscal 1998.

     Salaries and benefits expense increased 21.3% to $23.6 million for the year ended June 30, 1999, from $19.4 million for the year ended June 30, 1998. This increase resulted primarily from an increase in full-time equivalent ("FTE") employees. Average FTE's for the year ended June 30, 1999, were 528 compared to 466 for the year ended June 30, 1998. We have experienced growth primarily in accounting, operations and retail operations, and we have experienced a decrease in the number of collection employees. The increase in the operations area is in response to a growing servicing portfolio. The increase in retail operations is a result of growing the new car franchised dealership business that was opened in July 1998. The decrease in the collections area resulted from improved collection strategies and internal efficiencies. Other increases in salary and benefit expense were due to annual merit increases for our existing employees and performance based annual incentive bonuses.

     Other general and administrative expense includes occupancy and equipment costs, outside and professional services, receivable expenses, promotional expenses, travel, office supplies and other. Other general and administrative expense increased 18.0% to $19.0 million for the year ended June 30, 1999, from $16.1 million for the year ended June 30, 1998. The increase in other general and administrative expenses is partially attributed to the opening of the new car franchised dealership. Additionally, receivable expenses increased as receivable acquisitions were higher in fiscal 1999 compared to fiscal 1998. Total operating expenses (including salaries and benefits) as a percentage of the average servicing portfolio increased to 1.82% from 1.78% for the year ended June 30, 1999 and 1998, respectively.

Financial Condition as of June 30, 2000

Receivables held for sale, net and servicing portfolio. Receivables held for sale, net includes:

     o the principal balance of receivables held for sale, net of unearned discount;

     o    allowance for estimated credit losses;

     o    receivables in process; and

     o    dealer premiums.

     The principal balance for receivables held for sale is lower at June 30, 2000 than at June 30, 1999 primarily because of the timing of the securitization in the fourth quarter of fiscal 2000 compared to the fourth quarter of fiscal 1999. Selected information regarding the receivables held for sale, net and servicing portfolio at June 30, 2000 and 1999 is summarized in the following table.

                                                           June 30,
                                                  2000                   1999
                                              -----------           -----------
                                                        (In thousands)
Receivables held for sale, net                $   206,701           $   267,316
Allowance for credit losses                        (2,978)               (2,754)
Securitized assets serviced                     2,676,655             2,256,415
Total servicing portfolio                       2,881,115             2,519,070

     Retained Interest in securitized assets. Retained Interest increased $17.4 million to $208.4 million at June 30, 2000, from $191.0 million at June 30, 1999. Our collections are the receipt of the net interest spread, including dealer rebates. Some of the receipts related to the net interest spread may remain in the spread account. The following table illustrates, in thousands, the components of the increase in Retained Interest:

Balance at June 30, 1999                                              $191,029

Amounts capitalized (including estimated dealer rebates)                69,266
Collections                                                            (87,529)
Accretion of discount                                                   23,594
Change in accelerated principal                                         23,197
Change in spread accounts                                              (11,258)
Other than temporary impairment                                         (5,284)
Net change in unrealized gain                                            5,416
                                                                      --------
Balance at June 30, 2000                                              $208,431
                                                                      ========

     Allowance for net credit losses on securitized receivables is included as a component of Retained Interest. At June 30, 2000, the allowance relating to both Tier I and Tier II securitized receivables totaled $119.0 million, or 4.45% of the total securitized receivable portfolio, compared to $104.4 million, or 4.63%, at June 30, 1999. Our assumptions for valuing Retained Interest at June 30, 2000, include our latest estimates for net credit losses of 4.00% to 6.24% on Tier I receivables and 12.00% to 16.32% on Tier II receivables as a percentage of original principal balance over the life of receivables, annual prepayment estimates ranging from 22.11% to 28.00% on Tier I receivables and 4.23% to 21.06% on Tier II receivables, and discount rates ranging from 9.11% to 15.38% on Tier I receivables and 11.16% to 14.18% on Tier II receivables. The weighted average discount rate used to value Retained Interest at June 30, 2000 was 13.78% compared to 12.83% at June 30, 1999. Impairment of Retained Interest, an available-for-sale security, is measured on a disaggregate (pool by pool) basis in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

     Amounts due under revolving warehouse credit facility were $152.2 million at June 30, 2000, compared to $185.5 million at June 30, 1999. The decrease is primarily the result of the timing of the 2000-B securitization in June 2000 compared to the 1999-B securitization in May 1999 but was partially offset by increased receivable acquisitions in the month of June 2000 compared to June 1999.

     Long-term debt was $177.0 million at June 30, 2000, compared to $199.0 million at June 30, 1999. The decrease in long-term debt was a result of a required principal payment on our unsecured senior notes in August 1999 of $22.0 million.

     Current and deferred income taxes payable. The current and deferred income taxes payable totaled $9.7 million at June 30, 2000, compared to $16.0 million at June 30, 1999. The decrease is primarily the result of tax payments made during fiscal 2000, which are partially offset by an increase in the tax liability associated with fiscal 2000 earnings.

Liquidity and Capital Resources

Sources and uses of cash in operations. Our business requires significant amounts of cash. Our primary uses of cash include:

     o    acquisition and financing of receivables;

     o    payment of dealer premiums;

     o securitization costs including cash held in spread accounts and similar cash collateral accounts under our existing credit facilities;

     o servicer advances of payments on securitized receivables pursuant to securitization trust agreements;

     o losses on hedging transactions realized in connection with the closing of securitization transactions;

     o    operating expenses;

     o    payment of income taxes;

     o    principal payments on long-term debt;

     o    interest expense; and

     o    capital expenditures.

Our sources of cash include:

     o standard servicing fees, generally 1.00% per annum of the securitized portfolio;

     o    receipt of future servicing cash flows;

     o    dealer premium rebates;

     o gains on hedging transactions realized in connection with the closing of securitization transactions;

     o    interest income;

     o    sales of receivables in securitization transactions; and

     o proceeds from sale of interest-only strips and securities sold at a premium in conjunction with securitization transactions.

     Operating activities. Net cash used in operating activities decreased to $10.0 million for the year ended June 30, 2000, from net cash used in operating activities of $221.0 million for the year ended June 30, 1999. The decrease was primarily attributable to an increase in receivables securitized relative to receivables acquired.

     Investing activities. Net cash provided by investing activities was $72.7 million and $63.2 million for the years ended June 30, 2000 and 1999, respectively. The increase over the prior year relates to higher collection on Retained Interest due to lower net credit losses.

     Financing activities. Net cash used in financing activities for fiscal 2000 was $56.1 million compared to net cash provided by financing activities of $90.3 million in the prior year. The change was primarily a result of decreased warehouse borrowings at June 30, 2000, relative to the balance at June 30, 1999. We have substantial capital requirements to support our ongoing operations and anticipated growth.

     Our sources of liquidity are currently funds from operations, securitization transactions and external financing including long-term debt and credit facilities. Historically, we have used the securitization of receivable pools as our primary source of long-term funding. In August 1999, we established an additional source of liquidity through a securitization arrangement with a commercial paper conduit which should be available for future use as our management deems appropriate, subject to the agreement of the conduit participants to increase available funding. At June 30, 2000 such facility had a capacity of $375.0 million, all of which was available. During August 2000, the capacity for this facility was increased to $500.0 million. In September 2000, we sold $500 million of receivables into this facility, in lieu of a public securitization. Securitization transactions enable us to improve our liquidity, to recognize gains from the sales of the receivable pools while maintaining the servicing rights to the receivables and to control interest rate risk by matching the repayment of amounts due to investors in the securitization transaction with the actual cash flows from the securitized assets. Between securitization transactions, we rely primarily on our existing credit facilities to fund ongoing receivable acquisitions (not including dealer premiums). In addition to receivable acquisition funding, we also require substantial capital on an ongoing basis to fund the advances of dealer premiums, securitization transaction costs, servicing obligations and other cash requirements described above. Our ability to borrow under our existing credit facilities is dependent upon our compliance with the terms and conditions thereof. Our ability to obtain successor facilities or similar financing will depend on, among other things, the willingness of financial institutions to participate in funding automobile financing business and our financial condition and results of operations. Moreover, our growth may be inhibited, at least temporarily, if we are not able to obtain additional funding through these or other facilities or if we are unable to satisfy the conditions to borrowing under our existing credit facilities. We consistently assess our long-term receivable funding arrangements with a view to optimizing cash flows and reducing costs.

     Derivative financial instruments. We use derivative financial instruments to seek to hedge our interest rate risk until our receivables are securitized. Derivative financial instrument transactions may represent a source or a use of cash during a given period depending on changes in interest rates. During fiscal 2000, derivative financial instrument transactions provided cash of $5.3 million compared to $3.2 million used during fiscal 1999.

     Warehouse facilities. At June 30, 2000 we had two credit facility borrowing arrangements with an independent financial institution for a total of $550.0 million. Our $350.0 million credit facility is insured by a surety bond provider to fund receivable acquisitions while the $200.0 million credit facility is not insured. Our credit facilities provide funding for receivable acquisitions at a purchase price of up to 100% of the outstanding principal balance of eligible receivables at the time of purchase, and the advance rate may be adjusted based on an actual net yield percentage that is measured monthly on all receivables in the warehouses. At June 30, 2000 and 1999, $152.2 million and $185.5 million was utilized, and an additional $47.1 million and $67.2 million was available to borrow based on the outstanding principal balance of eligible receivables, respectively. During August 2000, an additional credit facility with another independent financial institution was added bringing the total borrowing capacity to $750.0 million.

     Our credit facilities generally have a term of one year. Selected summary information about our credit facilities is shown below:

      Credit Facility            Outstanding                      Expiration
         Capacity               at June 30, 2000                    Date
      ---------------           ----------------                  ----------
       (in millions)
            $350                     $152.2                     August 2001
            $200                       None                     February 2002
            $200                        N/A                     August 2001

     Our $350 million credit facility was renewed in September 2000 and expires in August 2001. Our $200 million credit facility was renewed in February 2001 and expires in February 2002.

     Working capital line. In June 2000, we established a working capital line of credit for $15.0 million. This line of credit is unsecured and is available to fund our short-term cash flow needs. The facility has a one year term, and the entire amount was available for use at June 30, 2000. This facility expires in June 2001.

     Long-term debt. We issued $110.0 million of 8.53% Senior Notes due August 1, 2002, in connection with our initial public offering. Interest on the Notes is payable semiannually, and principal payments of $22 million began on August 1, 1998 and are due on August 1. The Notes currently have a private rating by Fitch of B+. In April 1996, we completed a private placement of $46.0 million of 9.99% Senior Subordinated Notes due March 30, 2003, with interest payable quarterly and principal due at maturity. The Notes have a current private rating by Fitch of B-. In March 1997, we issued $65.0 million of Senior Notes due December 27, 2002. The Notes were issued as "Series A" in the principal amount of $50.0 million at 7.75% interest and "Series B" in the principal amount of $15.0 million at 7.97% interest. Interest on the Notes is payable semiannually, and a principal payment is due March 15, 2002, in the amount equal to approximately 33 1/3% of the stated original balance. The Notes have a current private rating by Fitch of B+.

     The Company's credit agreements, among other things, require compliance with monthly and quarterly financial maintenance tests as well as restrict our ability to create liens, incur additional indebtedness, sell or merge assets and make investments. We are in compliance with all covenants and restrictions imposed by the terms of indebtedness.


COMPARISON OF QUARTERLY RESULTS

Results of Operations for Nine Months Ended March 31, 2001 and 2000

     Acquisition Volume and Pricing. We currently acquire receivables in 40 states from over 5,500 manufacturer-franchised auto dealerships. We focus our efforts on acquiring receivables on late model used and, to a lesser extent, new automobiles from purchasers who exhibit a favorable credit profile ("Tier I"). We acquired $336.6 million receivables for the quarter ended March 31, 2001, a 14.9% decrease over the $395.6 million acquired during the quarter ended March 31, 2000. Receivable acquisitions were down 31.2% over the previous quarter ended December 31, 2000 acquisitions of $489.2 million. The nights and weekends acquisition volume for the quarter ended March 31, 2001 was 38.0% of the total quarterly volume for the quarter ended March 31, 2001. The nights and weekends acquisition volume for the quarter ended December 31, 2000 was 37.0% of the corresponding total quarterly volume and was 39.6% for the nine months ended March 31, 2000. The decrease in the receivable acquisition volume during the quarter was deliberate and was the direct result of our overall capital strategy. During the first six months of fiscal 2001, the average monthly volume was approximately $177.6 million compared to $112.2 million per month in the third quarter of fiscal 2001. The acquisition volume for March 2001 was $74.3 million and $59.1 million for April 2001.


     During June 2000, we moved to a risk based pricing model and are continually assessing and refining our pricing strategies. The risk based pricing model rewards those customers with good credit quality with lower rates and also prices higher risk accounts at higher rates. The average credit score of newly acquired receivables was 685 for the quarter ended March 31, 2001 and was 664 for quarter ended March 31, 2000. We have been utilizing our risk based pricing strategy to enable us to curtail acquisition volume while at the same time pricing receivables acquired with a view of achieving our targeted return on managed assets. Because we limit the receivables we acquire if the receivables cannot be priced at a level required to achieve our targeted return on managed assets, depending on market and competitive factors, our acquisitions may fluctuate from period to period. Moreover, we plan to attain receivable acquisition growth, gradually increasing from current acquisition levels, based on the capital resources we have available over time and our targeted return on managed assets. We are currently seeking to price our receivable acquisitions such that they will ultimately support a return on managed assets of 1.5% after the next several years. In particular, we believe that the pricing of receivables acquired during the nine months ended March 31, 2001, if viewed as a discrete portfolio, should ultimately support a return on managed assets of at least 1.5%. A number of factors, including loss and credit performance estimates inherent in our pricing strategies, and other factors impacting our results of operations, will affect whether we can achieve that targeted performance level and the number of years it may take it to do so. See--"Forward-Looking Statements".


     Gross and Net Spreads. The gross and net spreads on the third quarter securitization of fiscal 2001 were 7.43% and 5.12% compared to 5.88% and 4.94% over the same quarter of last fiscal year. Gross spread is defined as the difference between the weighted average receivable rate and the weighted average note rate. Net spread is defined as the gross spread, net of upfront costs, servicing fees, ongoing credit enhancement fees, trustee fees, and the economic hedging gains or losses. The risk based pricing model discussed above could result in a lower net spread if we are less competitive on the higher risk accounts. However, the net spreads have actually increased. The move to a refined risk based pricing strategy combined with our capital strategy has resulted in an increase in credit scores while also increasing the net spreads compared to the third quarter securitization for fiscal 2000. See further discussions of our capital strategy in the "Financial Condition" section.

     Net spreads are currently targeted around 6.00% on securitizations during the fiscal year 2002. Currently we do not expect to securitize any additional receivables in the quarter ending June 30, 2001. Although management believes these targeted net spreads can be achieved, material factors affecting the net spreads are difficult to predict and could cause management's projections to be materially inaccurate. These include current market conditions with respect to interest rates and demand for asset-backed securities generally and for securities issued in securitizations sponsored by us. See - "Forward-Looking Statements".

     Portfolio Performance. We experienced a decrease in delinquency on the Tier I automobile portfolio at March 31, 2001 compared to December 31, 2000. Tier I delinquency was 3.04% at March 31, 2001, compared to 3.50% at December 31, 2000 and 2.73% at March 31, 2000. During the quarter ended March 31, 2001, we also experienced an increase in recoveries as a percentage of gross charge-offs on the Tier I portfolio when compared to the quarters ended December 31, 2000 and March 31, 2000. The Tier I recovery rate was 42.10% for the quarter ended March 31, 2001, compared to 39.10% for the quarter ended December 31, 2000 and 40.91% for the quarter ended March 31, 2000. The third quarter ended March 31, 2001 recovery rate was bolstered by the proceeds of approximately $1.4 million from the sale of Tier I and Tier II accounts that have been previously charged off. Without the impact of the proceeds from the sale of these accounts, the Tier I recovery rate would have been 38.77%. Net credit losses increased during the quarter ended March 31, 2001, compared to the quarter ended December 31, 2000 and the quarter ended March 31, 2000. As shown in the following tables, Tier I net credit losses totaled 2.59% for the quarter ended March 31, 2001, compared to 2.35% for the quarter ended December 31, 2000 and 2.30% for the quarter ended March 31, 2000. Tier I net credit losses for the nine months ended March 31, 2001 were 2.36%, compared to 2.23% for the nine months ended March 31, 2000.

     Provisions are made for estimated net credit losses in conjunction with each securitization. The current assumption utilized in the gain on sale of receivables calculation for estimated net credit losses on the third quarter of fiscal 2001 securitization was 4.75% over the life of the pool compared to 4.50% over the life of the pool on the fiscal 2000 third quarter securitization. Estimated net credit losses as a percentage of securitized receivables serviced (inherent in Retained Interest) was 4.44% at March 31, 2001, compared to 4.47% at December 31, 2000 and 4.39% at March 31, 2000.

     Certain information concerning our experience pertaining to net credit losses and delinquencies on the Tier I fixed rate retail vehicle receivables we service is shown in the following tables. We cannot assure you that future net credit loss and delinquency experience on receivables will be comparable to that set forth below. See "Forward-Looking Statements".

                                                            Tier I Credit Loss Experience
                                                             For the Three Months Ended
                                ---------------------------------------------------------------------------------
                                    March 31, 2001              December 31, 2000              March 31, 2000
                                -----------------------     --------------------------    -----------------------
                                                             (Dollars in thousands)
                                Number of                    Number of                     Number of
                               Receivables     Amount       Receivables     Amount        Receivables    Amount
                               -----------     ------       -----------     ------        -----------    ------
Average servicing portfolio       266,011    $3,356,833        260,881      $3,274,480       222,413   $2,619,461

Gross charge-offs                   3,064    $   37,526          2,638      $   31,643         2,214   $   25,467
Recoveries                                       15,800                         12,372                     10,417
                                             ----------                     ----------                 ----------
  Net charge-offs                            $   21,726                     $   19,271                 $   15,050
                                             ==========                     ==========                 ==========
Gross charge-offs as a
   percentage of average
   servicing portfolio (1)          4.61%         4.47%          4.04%           3.87%         3.98%        3.89%
Recoveries as a percentage of
  gross charge-offs                              42.10%                         39.10%                     40.91%
Net charge-offs as a
percentage of average
servicing portfolio (1)                           2.59%                          2.35%                      2.30%

    (1) Annualized

                                                                    For the Nine Months Ended
                                               ------------------------------------------------------------------
                                                        March 31, 2001                      March 31, 2000
                                               -----------------------------        -----------------------------
                                                                     (Dollars in thousands)

                                               Number of                            Number of
                                               Receivables          Amount          Receivables        Amount
                                               -----------          ------          -----------        ------
Average servicing portfolio                       257,766         $3,220,984          218,872        $2,557,339

Gross charge-offs                                   8,008             96,268            6,449            71,504
Recoveries                                                            39,285                             28,787
                                                                  ----------                         ----------
   Net charge-offs                                                $   56,983                         $   42,717
                                                                  ==========                         ==========
Gross charge-offs as a percentage
   of average servicing portfolio(1)                4.14%              3.99%            3.93%             3.73%
Recoveries as a percentage
   of gross charge-offs                                               40.81%                             40.26%
Net charge-offs as a percentage
   of average servicing portfolio(1)                                   2.36%                              2.23%

     (1)  Annualized



                                                        Tier I Delinquency Experience
                          --------------------------------------------------------------------------------------
                              At March 31, 2001             At December 31, 2000            At March 31, 2000
                          -------------------------     --------------------------     -------------------------
                                                         (Dollars in thousands)
                           Number of                     Number of                      Number of
                          Receivables     Amount        Receivables      Amount        Receivables      Amount
                          -----------     ------        -----------      ------        -----------      ------
Servicing portfolio          264,539     $3,329,473       263,984       $3,324,102      225,458       $2,672,470
Delinquencies:
    30-59 days                 4,625     $   54,280         5,792       $   64,651        3,577       $   39,441
    60-89 days                 2,548         32,609         2,924           35,130        1,978           23,070
    90 days or more            1,211         14,424         1,444           16,462          957           10,524
                             -------     ----------       -------       ----------      -------       ----------
Total delinquencies            8,384     $  101,313        10,160       $  116,243        6,512       $   73,035
                             =======     ==========       =======       ==========      =======       ==========
Delinquency as a percentage
of servicing portfolio         3.17%         3.04%          3.85%           3.50%         2.89%           2.73%



     Net earnings are summarized in the table below. Net earnings increased 99.0% to $6.5 million, or $0.49 per diluted share, for the quarter ended March 31, 2001, compared to $3.3 million, or $0.25 per diluted share, for the quarter ended March 31, 2000. The increase over the same quarter of the prior year is primarily due to increased net interest margin after provision for estimated credit losses and to the gain on interest rate swaps on held for sale receivables. Net earnings increased 23.1% to $13.4 million, or $1.00 per diluted share, for the nine months ended March 31, 2001, compared to $10.9 million, or $0.82 per diluted share, for the nine months ended March 31, 2000. The increase in net earnings for the nine months ended March 31, 2001 was partially offset by the loss on interest rate swaps on held for sale receivables. The gain (loss) on interest rate swaps on held for sale receivables is the result of the implementation of a new accounting standard, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") during the first quarter of fiscal 2001. SFAS No. 133 is further discussed below in the "Gain on sale of receivables, net" section.


                                                 Three Months                      Nine Months
                                                Ended March 31,                   Ended March 31,
                                          -------------------------            -----------------------
                                            2001              2000              2001             2000
                                          --------           ------            -------         -------
                                                (Dollars in thousands, except per share amounts)
Net Income                                $ 6,534            $3,284            $13,358         $10,851
Net Earnings Per Share
  (basic and diluted)                     $  0.49            $ 0.25            $  1.00         $  0.82


     Interest on receivables held for sale increased 30.5% to $10.7 million for the quarter ended March 31, 2001, compared to $8.2 million for the quarter ended March 31, 2000. Interest on receivables held for sale increased 56.0% to $36.0 million for the nine months ended March 31, 2001, compared to $23.1 million for the nine months ended March 31, 2000. The increase over the prior year related to a higher average held for sale portfolio of $327.5 million for the quarter ended March 31, 2001, compared to $249.1 million for the quarter ended March 31, 2000, and $331.6 million for the nine months ended March 31, 2001, compared to $226.0 million for the nine months ended March 31, 2000.

     Retained Interest and other interest income increased 25.0% to $8.4 million for the quarter ended March 31, 2001, compared to $6.7 million for the corresponding period of fiscal 2000. Retained Interest and other interest income increased 25.5% to $23.7 million for the nine months ended March 31, 2001, compared to $18.9 million for the corresponding period of fiscal 2000. We increased the discount rate used to record the gain on sale of receivables during the fourth quarter of fiscal 1999. As a result, more securitizations discounted at the higher rate are being accreted into income during the quarter and nine months ended March 31, 2001 than in the corresponding periods ended March 31, 2000. The individual components of Retained Interest and other interest income are shown in the following table.

                                        Three Months                  Nine Months
                                       Ended March 31,               Ended March 31,
                                    ------------------------      -----------------------
                                      2001            2000           2001          2000
                                          (In thousands)               (In thousands)

         Discount accretion         $  8,270        $  6,438      $  23,261     $  17,922
         Other interest income           109             266            423           952
                                    --------        --------      ---------     ---------
                                    $  8,379        $  6,704      $  23,684     $1  8,874
                                    ========        ========      =========     =========

     Interest expense increased 30.8% to $8.9 million for the quarter ended March 31, 2001, compared to $6.8 million for the corresponding period ended March 31, 2000. Interest expense increased 45.4% to $28.4 million for the nine months ended March 31, 2001, compared to $19.5 million for the corresponding period ended March 31, 2000. The increase was the result of the previously mentioned increase in the average held for sale balance but was partially offset by a decrease in the warehouse cost of funds and lower long-term debt interest expense due to the required $22.0 million principal payment made on the senior debt on August 1, 2000.

     Provision for estimated credit losses decreased 64.3% to $300,000 for the quarter ended March 31, 2001, compared to $840,000 for the same period of fiscal 2000. Provision for estimated credit losses increased 12.0% to $2.5 million for the nine months ended March 31, 2001, compared to $2.3 million for the same period of fiscal 2000. The decrease from the prior third fiscal quarter is due to lower receivable acquisitions in the corresponding quarter as well as a smaller concentration of Tier II and modified receivables, which typically have a higher provision for estimated credit loss percentage. The increase from the prior year-to-date is due to higher receivable acquisitions for the relevant nine months offset by a smaller concentration of Tier II and modified receivables as discussed above. The receivables acquired during the quarter ended March 31, 2001 decreased 14.9% over the same period ended March 31, 2000, and the receivables acquired during the nine months ended March 31, 2001 increased 41.7% over the same period ended March 31, 2000.

     Gain on sale of receivables, net and Gain (loss) on interest rate swaps on securitized receivables. The gain on sale of receivables, net, increased 367.7% to $12.9 million for the quarter ended March 31, 2001, compared to $2.8 million for the corresponding period ended March 31, 2000. The gain on sale of receivables, net, increased 170.8% to $28.6 million for the nine months ended March 31, 2001, compared to $10.5 million for the corresponding period ended March 31, 2000. The Gain on sale of receivables, net for the quarter ended March 31, 2001 is primarily comprised of $15.7 million of gain net of $2.8 million of other than temporary impairment compared to $2.8 million of gain with no other than temporary impairment for the quarter ended March 31, 2000. For the nine months ended March 31, 2001, the Gain on sale of receivables, net is primarily comprised of $33.5 million of gain net of $4.9 million of other than temporary impairment compared to $14.9 million of gain net of $4.2 million of other than temporary impairment for the nine months ended March 31, 2000. Gain on sale of receivables, net includes charges, if applicable based on management's review, for other than temporary impairments. On a regular basis, management reviews the fair value of the estimated recoverable cash flows associated with the retained interest for other than temporary impairments. Some of the factors considered in this evaluation are discussed further in the Notes to Consolidated Financial Statements. See - "Note 2 of the Consolidated Condensed Financial Statements".

     In connection with the securitization during the quarter ended March 31, 2001, we sold $573 million of notes and delivered $430 million of the total receivables. We delivered the additional $143 million in receivables at the end of April 2001.

     The accounting treatment for our derivative activity changed during the first quarter of fiscal 2001 and is discussed in more detail below in the "Gain
(loss) on interest rate swaps on held for sale receivables" section. As a result, the Gain on sale of receivables, net for the quarter ended March 31, 2001 is not readily comparable to the gain on sale of receivables, net for the quarter ended March 31, 2000. Historically, the gain or loss on interest rate swaps on securitized receivables and other than temporary impairments have been included as components of the Gain on sales of receivables, net in the statement of earnings. Beginning with the first quarter of fiscal 2001, the Gain on sale of receivables, net no longer reflects the gain or loss on interest rate swaps on securitized receivables; rather, the economic hedging gain or loss is shown separately in the statement of earnings as "Gain (loss) on interest rate swaps on securitized receivables."

     The net economic gain (the gain on the sales of receivables net of losses on interest rate swaps on securitized receivables but excluding other than temporary impairments) on the sales of receivables (as shown in the following table) increased to $5.2 million for the quarter ended March 31, 2001 from $2.8 million for the quarter ended March 31, 2000. The net economic gain for the receivables delivered during the quarter ended March 31, 2001 included a loss on interest rate swaps on securitized receivables of $10.5 million compared to a $2.4 million gain on interest rate swaps on securitized receivables for the quarter ended March 31, 2000. The increase in the economic gain during the quarter ended March 31, 2001 compared to the same period of last year is due primarily to the decrease in the discount rate used in calculating the gain for the quarters ended March 31, 2001 and March 31, 2000, respectively. The discount rate utilized is based on a spread to the applicable U.S. Treasury Rate. The increase in the net economic gain was also the result of a decrease in the estimated prepayment assumption used in calculating the gain for the quarter ended March 31, 2001 compared to the quarter ended March 31, 2000.

                                                Fiscal Quarter ended               Nine Months ended
                                                      March 31,                         March 31,
                                               ------------------------          ------------------------
                                                 2001             2,000            2001            2,000
                                               -------           ------          -------          -------
                                                    (In thousands)                    (In thousands)
Gain on sales of receivables                   $15,674           $2,786          $33,402          $14,876
Loss on interest rate swaps on
     securitized receivables                   (10,475)               -           19,361)               -
                                              --------           ------          -------          -------
Net economic gain                             $  5,199           $2,786          $14,041          $14,876
                                              ========           ======          =======          =======



     The gain on sales of receivables continues to be a significant element of our net earnings. The gain on sales of receivables is affected by several factors but is primarily affected by the amount of receivables securitized, the net spread, the level of estimation for net credit losses, discount rate and estimated prepayment rate.


Third Quarter Securitizations                                   Fiscal
                                                     ---------------------------
                                                       2001                2000
                                                     --------            -------
                                                     2001-A              2000-A


Amount securitized (in millions)                       $573.0             $282.7
Weighted average receivable rate                       13.30%             13.08%
Weighted average certificate rate                       5.87%              7.20%
Gross spread (1)                                        7.43%              5.88%
Net spread (2)                                          5.12%              4.94%
Cumulative credit loss assumption                       4.75%              4.50%
Annual prepayment speed assumption                     25.00%             28.00%
Discount rate assumption(3)                            13.49%             15.61%
Weighted average remaining maturity (in months)          71.5               68.9
Weighted average life (in years)                         2.17                .99



(1) Gross spread - difference between the weighted average receivable rate and weighted average note rate.
(2) Net spread - gross spread, net of upfront costs, servicing fees, ongoing credit enhancement fees, trustee fees, and the hedging gains or losses.
(3) Discount rate assumption - applicable U.S. Treasury rate plus 900 basis points.


     Gain (loss) on interest rate swaps on held for sale receivables. Beginning in the first quarter of fiscal 2001, a new accounting standard, SFAS No. 133, became effective. This new standard changes how we account for our derivative activity. The only derivative instruments that we utilize relate to interest rate swaps executed solely to hedge receivable acquisitions prior to securitization. Management believes that the interest rate swaps are effective in protecting us from interest rate fluctuations from origination through securitization and that these transactions are typical in this industry. However, it has been determined that under SFAS No. 133, these transactions do not qualify for hedge accounting treatment, and our derivatives are therefore required to be marked to market every accounting period. We primarily hedge our interest rate risk between the time of acquisition and sale into a securitization using amortizing interest rate swaps. Although management believes these amortizing interest rate swaps are highly effective in managing our interest rate risk, we began to explore alternative methods of hedging that may reduce the risk of material cash outlays in a declining interest rate environment. In this quarter, we supplemented our current hedging strategy with a prefund mechanism in the 2001-A securitization. The prefund mechanism eliminates the need for an interest rate swap on the prefunded receivables given that interest rate risk is substantially eliminated since the funding rate has been fixed. Although we delivered the prefunded receivables at the expected weighted average coupon in April 2001, there is some risk that we may not always be able to deliver prefunded receivables at the expected weighted average coupon. We may choose to use this strategy in the future. See "Forward-Looking Statements".


     Previously, the market value of derivatives acquired for hedging purposes was not accounted for until the corresponding receivables were securitized and the derivatives closed out. At that time, the gain or loss on the closed out derivatives was included in the gain on sales of receivables, net amount. This amount is now a separate line item on the income statement titled "Gain (loss) on interest rate swaps on securitized receivables." In addition, we are now required to reflect the market value of any outstanding derivatives on our balance sheet, and the changes in the corresponding value will be reported in the income statement as "Gain (loss) on interest rate swaps on held for sale receivables." Based on a notional amount of $116.8 million, this amount was a loss of $1.6 million at March 31, 2001 and is related to interest rate swaps on receivables held for sale, most of which should be securitized in the future. Although the swaps are still in a loss position, for the quarter ended March 31, 2001, we recorded a gain of $3.1 million on interest rate swaps on held for sale receivables. We recorded a gain during the quarter ended March 31, 2001 because the loss position improved from the loss position at December 31, 2000 of $4.7 million. Although this accounting change may have a significant impact on the volatility of period to period earnings, SFAS No. 133 has no cash effect on our business. The following table illustrates the movement of the hedging losses from the held for sale receivables to the securitized receivables:


                                                          Three Months Ended               Nine Months ended
                                             September 30,    December 31,      March 31,       March 31,
                                             -------------    ------------      ---------  -----------------
                                                  2000           2001             2001            2001
                                             -------------    ------------      ---------  -----------------
                                                                      (in millions)
Held for Sale Receivables
---------------------------------------------
Gain (loss) on interest rate swaps on
    held for sale receivables                  $   (2.4)       $   (4.7)         $  (1.6)     $   (8.7)
Reclassified to securitized receivables                             2.4              4.7           7.1
                                             -------------    ------------      ---------  -----------------
Total net gain (loss) on interest rate swaps
    on held for sale receivables               $   (2.4)       $   (2.3)         $   3.1      $   (1.6)
                                             =============   ============      =========  =================
Securitized Receivables
---------------------------------------------
Loss on interest rate swaps on
    securitized receivables                    $   (5.4)       $   (1.1)         $  (5.8)     $  (12.3)
Reclassified from held for sale receivables         -              (2.4)            (4.7)         (7.1)
                                             -------------    ------------      ---------  -----------------
Total net loss on interest rate swaps on
    securitized receivables                    $   (5.4)       $   (3.5)          $(10.5)      $ (19.4)
                                             =============   ============      =========  =================


     Servicing fees increased 25.5% to $7.8 million for the quarter ended March 31, 2001, compared to $6.2 million for the corresponding period of fiscal 2000. Servicing fees increased 19.9% to $22.2 million for the nine months ended March 31, 2001, compared to $18.5 million for the corresponding period of fiscal 2000. The increase in servicing fees is a result of the higher average securitized servicing portfolio of $3.1 billion for the quarter ended March 31, 2001 compared to $2.4 billion for the same period of the prior fiscal year and $2.9 billion for the nine months ended March 31, 2001 compared to $2.4 billion for the same period of the prior fiscal year. Servicing fees consist primarily of contractual servicing fees of 1.0% on Tier I securitizations.


     Late charges and other fees increased 15.4% to $1.9 million for the quarter ended March 31, 2001, compared to $1.7 million for the corresponding period of fiscal 2000, and increased 15.2% to $5.4 million for the nine months ended March 31, 2001, compared to $4.7 million for the corresponding period of fiscal 2000. Other fees consist primarily of late charges and gross profit from dealership sales.


     Salaries and benefits expense increased 19.9% to $8.8 million for the quarter ended March 31, 2001, from $7.4 million for the quarter ended March 31, 2000. Salaries and benefits expense increased 20.0% to $25.2 million for the nine months ended March 31, 2001, from $21.0 million for the nine months ended March 31, 2000. The increase was primarily related to an increase in employees as the average servicing portfolio increased 27.1% for the quarter ended March 31, 2001 and 24.8% for the nine months ended March 31, 2001. The average full-time equivalents for the quarter ended March 31, 2001 was 731 compared to 597 for the corresponding period in fiscal 2000 and was 694 for the nine months ended March 31, 2001 compared to 569 for the corresponding period in fiscal 2000.

     Other general and administrative expense increased 15.4% to $6.0 million for the quarter ended March 31, 2001, compared to $5.2 million for the quarter ended March 31, 2000 and increased 15.4% to $17.5 million for the nine months ended March 31, 2001, compared to $15.1 million for the nine months ended March 31, 2000. Other general and administrative operating expense includes occupancy and equipment costs, outside and professional services, receivable expenses, promotional expenses, travel, office supplies, and other. The increase in other general and administrative expense is primarily attributed to outside services expense, comprising of service bureau expense, lock box expense and bank charges. These expenses will generally increase as the Company's servicing portfolio increases.


     Total operating expenses (including salaries and benefits) as a percentage of the average servicing portfolio was 1.76% for the quarter ended March 31, 2001, compared to 1.89% for the same period of fiscal 2000 and was 1.75% for the nine months ended March 31, 2001, compared to 1.85% for the same period of fiscal 2000. Total operating expenses increased 18.0% over the quarter ended March 31, 2001 and 18.1% over the nine months ended March 31, 2001 compared to the corresponding periods ended March 31, 2000, however this corresponds with a 27.1% and 22.1% increase in the average servicing portfolio over the same periods.


     Provision for income taxes increased 83.7% to $3.8 million for the quarter ended March 31, 2001, compared to $2.1 million for the corresponding period ended March 31, 2000, and increased 14.2% to $7.8 million for the nine months ended March 31, 2001, compared to and $6.8 million for the corresponding period ended March 31, 2000. The increase for the quarter and nine months is the result of an increase in earnings before income taxes which was partially offset by a decrease in the effective tax rate. Beginning July 1, 2000, we decreased the effective tax rate by 1.7% to 36.5% from 38.2% (before permanent differences) to more accurately reflect the combined federal and state tax liability resulting from our operations in the various jurisdictions in which we do business.

Financial Condition

     Receivables held for sale, net and servicing portfolio. Receivables held for sale, net includes the principal balance of receivables held for sale, net of unearned discount and allowance for estimated net credit losses, receivables in process, and prepaid dealer premiums. Selected information regarding the Receivables held for sale, net and the servicing portfolio at March 31, 2001 and June 30, 2000 is summarized in the following table:

                                                March 31,             June 30,
                                                  2001                  2000
                                               -----------          ----------
                                                         (In thousands)

Receivables held for sale, net                 $   127,312          $  206,701
Allowance for net credit losses                $    (2,467)         $   (2,978)
Securitized assets serviced                    $ 3,228,640          $2,676,655
Total servicing portfolio                      $ 3,350,897          $2,881,115


     Retained interest in securitized assets ("Retained Interest"). Retained Interest increased $57.7 million to $266.1 million at March 31, 2001, from $208.4 million at June 30, 2000. The Retained Interest balance increased or decreased by the amounts capitalized upon consummation of the first three quarters' securitizations including estimated dealer premium rebates, collections, accretion of discount, change in spread accounts, impairment and net change in unrealized gain. Our collections are the receipt of the net interest spread.

     The following table illustrates the activity of Retained Interest for the nine months ended March 31, 2001 (in thousands):



   Balance at June 30, 2000                                         $208,431

   Amounts capitalized (including estimated
        dealer premium rebates refundable)                            83,432
   Collections                                                       (73,250)
   Accretion of discount                                              22,881
   Change in spread accounts                                          24,683
   Change in accelerated principal                                     4,741
   Other than temporary impairment                                    (4,876)
   Net change in unrealized gain                                          73
                                                                    --------
   Balance at March 31, 2001                                        $266,115
                                                                    ========

     The following table illustrates the activity of the Spread account for the nine months ended March 31, 2001 (in thousands):

           Balance at June 30, 2000                                   $58,663

           Excess cash flows deposited to spread accounts              54,866
           Initial spread account deposits                              6,392
           Interest earned on spread accounts                           3,088
           Less:  excess cash flows released to the Company           (39,663)
                                                                      -------
           Balance at March 31, 2001                                  $83,346
                                                                      =======


     Allowance for net credit losses on securitized receivables is included as a component of Retained Interest. At March 31, 2001, the allowance related to both Tier I and Tier II securitized receivables totaled $143.3 million, or 4.44% of the total securitized receivable portfolio, compared to $119.0 million, or 4.45%, at June 30, 2000. Impairment of Retained Interest, an available-for-sale security, is measured on a disaggregate (pool by pool) basis in accordance with SFAS 115. See "Note 2 - Notes to Consolidated Condensed Financial Statements" for additional discussions and recent developments regarding Retained Interest. Also, see "Forward-Looking Statements".

     Notes payable were $122.0 million at March 31, 2001, compared to $152.2 million at June 30, 2000. The portion of notes payable attributable to the warehouse credit facilities were $119.5 million at March 31, 2001 and $152.2 million at June 30, 2000. The decrease in the warehouse credit facilities is a result of lower acquisition volume after the close of the securitization transaction in the quarter ending March 2001 compared to the quarter ending June 2000. Working capital line borrowings totaled $2.5 million at March 31, 2001 compared to none at June 30, 2000. The increase is a result of temporary working capital needs.

     Long-term debt was $155 million at March 31, 2001, compared to $177 million at June 30, 2000. The decrease in long-term debt was a result of a required principal payment on our Senior Notes in August 2000 of $22.0 million.

     Current and deferred income taxes payable totaled $11.7 million at March 31, 2001, compared to $9.7 million at June 30, 2000. The difference is primarily the result of the tax payments made during the nine months ended March 31, 2001 and offset by the tax liability associated with current year earnings.

Liquidity and Capital Resources

     Sources and Uses of Cash in Operations. Net cash provided by operating activities was $0.8 million for the nine months ended March 31, 2001, compared to cash used by operating activities of $92.7 million for the nine months ended March 31, 2000. The change was primarily attributable to higher receivables securitized than receivable acquisitions during the nine months ended March 31, 2001. Net cash provided by investing activities was $42.6 million for the nine months ended March 31, 2001 and $55.2 million for the nine months ended March 31, 2000. The decrease over the prior period primarily relates to the decrease in the change in spread accounts and lower collection on retained interest, but was partially offset by a decrease in the accelerated principal. Net cash used in financing activities for the nine months ended March 31, 2001 was $52.8 million compared to net cash provided by financing activities of $38.8 million for the nine months ended March 31, 2000. The primary factor for this change is the decreased warehouse borrowings resulting from the lower acquisition of receivables in the quarter ended March 31, 2001 compared to the quarter ended March 31, 2000.

     We have substantial capital requirements to support our ongoing operations and anticipated growth. Our sources of liquidity are currently funds from operations, securitization transactions and external financing including long-term debt, revolving warehouse credit facilities and a $15 million working capital line. Historically, we have used the securitization of receivable pools as our primary source of term funding. In August 1999, we established an additional source of liquidity through a securitization arrangement with a commercial paper conduit. This facility has capacity of $450 million, and $414.9 million was utilized at March 31, 2001. Securitization transactions enable us to improve our liquidity, to recognize gains from the sales of the receivable pools while maintaining the servicing rights to the receivables, and to control interest rate risk by matching the repayment of amounts due to investors in the securitizations with the actual cash flows from the securitized assets. Between securitization transactions, we rely primarily on the revolving warehouse credit facilities to fund ongoing receivable acquisitions not including dealer premiums. In addition to receivable acquisition funding, we also require substantial capital on an ongoing basis to fund the advances of dealer premiums, securitization costs, servicing obligations and other cash requirements previously described. Our ability to borrow under revolving warehouse credit facilities is dependent upon our compliance with the terms and conditions of those facilities. Our ability to obtain successor facilities or similar financing will depend on, among other things, the willingness of financial institutions to participate in funding automobile financing business and our financial condition and results of operations. Moreover, our growth may be inhibited, at least temporarily, if we are not able to obtain additional funding through these or other facilities, or if we are unable to satisfy the conditions to borrowing under revolving warehouse credit facilities. We consistently assess our long-term receivable funding arrangements with a view of optimizing cash flows and reducing costs. We have several options for funding, including, but not limited to, a public asset-backed securitization, a sale into a commercial paper facility, a private sale, or temporarily holding the receivables. We continue to evaluate market conditions and available liquidity and could decide to alter the timing of our securitizations in the future depending on our cash position and available short-term funding. Based on the delivery of the $143 million of receivables in April 2001 and the previously mentioned decrease in the acquisition of receivables as a result of our overall capital strategy, we do not currently expect to securitize any additional receivables in the quarter ending June 30, 2001. See "Forward-Looking Statements".

     Derivative financial instruments. Derivative financial instrument transactions (generally, a gain or loss on interest rate swaps) may represent a source or a use of cash during a given period depending on the change in interest rates. In the first three quarters of fiscal 2001, derivative financial instrument transactions used cash of $19.4 million compared to cash provided of $5.0 million during the first three quarters of fiscal 2000.

     Warehouse facilities. We have Credit Facilities with independent financial institutions for a total of $750 million to fund receivable acquisitions. A $350 million Credit Facility and a $200 million Credit Facility are insured by surety bond providers while a $200 million Credit Facility is not insured. At March 31, 2001, $119.5 million of the capacity was utilized, and an additional $588,000 was available to borrow based on the outstanding principal balance of eligible receivables. At June 30, 2000, $152.2 million of the capacity was utilized, and an additional $47.1 million was available to borrow based on the outstanding principal balance of eligible receivables, and at March 31, 2000, $246.7 million of the capacity was utilized, and an additional $39.0 million was available to borrow. The Credit Facilities generally have a term of one year. Selected summary information about the Credit Facilities is shown below:

       Credit Facility            Outstanding                   Expiration
         Capacity               at March 31, 2001                  Date
       ---------------          -----------------             -------------
                                  (in millions)
         $ 350                      None                      August 2001
         $ 200                      $119.5                   February 2002
         $ 200                      None                      August 2001


     Working capital line. In June 2000, we established a working capital line of credit for $15.0 million. This line of credit is unsecured and is available to fund our short-term cash flow needs. The facility has a one year term, and $12.5 million was available for use at March 31, 2001. This facility expires in June 2001.

     Long-term debt. We issued $110.0 million of 8.53% Senior Notes due August 1, 2002, in connection with our initial public offering. Interest on the Notes is payable semiannually, and principal payments of $22 million began on August 1, 1998 and are due annually on August 1 until maturity. The Notes currently have a private rating by Fitch of B+. In April 1996, we completed a private placement of $46.0 million of 9.99% Senior Subordinated Notes due March 30, 2003, with interest payable quarterly and principal due at maturity. The Notes have a current private rating by Fitch of B-. In March 1997, we issued $65.0 million of Senior Notes due December 27, 2002. The Notes were issued as "Series A" in the principal amount of $50.0 million at 7.75% interest and "Series B" in the principal amount of $15.0 million at 7.97% interest. Interest on the Notes is payable semiannually, and a principal payment is due March 15, 2002, in the amount equal to approximately 33 1/3% of the stated original balance. The Notes have a current private rating by Fitch of B+.

     Our credit agreements, among other things, require compliance with monthly and quarterly financial maintenance tests and restrict our ability to create liens, incur additional indebtedness, sell or merge assets and make investments. We are in compliance with all covenants and restrictions imposed by the terms of indebtedness.


     Capitalization and Effect on Results of Operations. We are pursuing a capital strategy, of which this offering is a part, intended to enhance our ratio of capital to managed assets (including our securitized servicing portfolio) over time. The anticipated proceeds of this offering will increase our equity to managed assets ratio on a pro forma basis to approximately 5.50% as of March 31, 2001 from 3.36%. Management's objective is to raise this ratio to approximately 8.00% over the next few years. It is not presently management's intention to seek to raise additional equity after this offering. In particular, management currently expects to seek expanded unsecured revolving credit availability or issue new unsecured subordinated debt in fiscal 2002 or 2003. Management believes that the proceeds of the pending rights offering, together with funds available from existing, replacement or such new credit facilities and funds provided by operations, should be sufficient to support measured growth in receivable acquisitions, to achieve an acceptable level of profitability and to allow us to meet long-term debt repayment obligations coming due in the next two years. It should be noted, however, that the cash requirements of operations depend on a number of factors that are difficult to predict, including the costs of interest rate hedging transactions, the level of credit enhancements required to securitize receivables, dealer reserve levels and similar matters. See "Forward-Looking Statements."


     If we can effectively price receivable acquisitions relative to risk, management expects that it should be able to increase our return on managed assets and return on equity over the next several years. After taking account of the additional equity to be raised in this offering and based on anticipated market and competitive factors and the loss and credit performance estimates inherent in management's pricing strategies, management expects that our return on equity will decline modestly in fiscal 2002 from fiscal 2001. However, based on such factors and assumptions, as receivables acquired utilizing management's refined pricing strategies come to represent a larger portion of the servicing portfolio, management presently anticipates that we should be able to generate an increasing return on shareholders equity in fiscal 2003, reaching the Company's targeted minimum return equity of 15% by the end of fiscal 2004. See "Forward-Looking Statements."

Impact of Current Accounting Pronouncements

     In June 1998, Financial Accounting Standards Board issued SFAS No. 133. The statement as amended, became effective July 1, 2000. On July 1, 2000, we recorded a liability in "Other payables and accrued expenses" of approximately $1.3 million and a net of tax charge of approximately $400,000 to "Accumulated other comprehensive earnings" which was reported as a "Cumulative effect of a change in accounting principle" in the consolidated statement of shareholders' equity. The adoption of SFAS No. 133 did not have any impact on the income statement on July 1, 2000.

     In July 2000, the Emerging Issues Task Force ("EITF") finalized the provisions of EITF Issue No. 99-20, "Recognition of Interest Income and
Impairment of Purchased and Retained Beneficial Interests in Securitized Financial Assets", ("EITF 99-20"). EITF 99-20 sets forth rules for recognizing interest income and determining when securities must be written down to fair value because of other than temporary impairments. EITF 99-20 will require the "prospective method" of adjusting the recognition of interest income when the anticipated cash flows have either increased or decreased. Anticipated cash flows can change as the result of factors such as prepayment rates and credit losses. Under the provisions of EITF 99-20, an other than temporary impairment must be recorded when the anticipated cash flows have decreased since the last estimate and the fair value of the Retained Interest is less than the carrying value.


     The effective date for EITF 99-20 is April 1, 2001. The write-down, if any, associated with the implementation of EITF 99-20 at April 1, 2001 will be reported as a "cumulative effect of a change in accounting principle" and would be reported on a prospective basis. The Company expects the after-tax cumulative effect to be a charge to earnings of approximately $1.0 million related to the adoption of EITF 99-20. See--"Forward-Looking Statements".


     Statement of Financial Accounting Standards No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of Statement No. 125" ("SFAS No. 140") was issued September 2000. This statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." It revises the standard for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS's No. 125's provisions without reconsideration. SFAS No. 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for our fiscal year ended June 30, 2001. This statement is not expected to have a material effect on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

     Our sources for short-term funds generally have variable rates of interest, and our receivable portfolio bears interest at fixed rates. We therefore bear interest rate risk on receivables until they are securitized and employ an economic hedging strategy to mitigate this risk. We use an economic hedging strategy that primarily consists of forward interest rate swaps having a maturity approximating the average maturity of the acquisition volume during the relevant period. At such time as a securitization is committed, the interest rate swaps are terminated. Our economic hedging strategy is an integral part of our practice of periodically securitizing receivables. Prior to March 1999, as part of the economic hedging strategy, we used an economic hedging vehicle that included the execution of short sales of U.S. Treasury Notes having a maturity approximating the average maturity of the receivable acquisition volume during the relevant period. In addition, the commercial paper conduit pursuant to which we securitized $500.0 million in receivables in September 2000, and which we may utilize from time to time in the future, provides for issuance of a note bearing interest at a floating rate with the resulting interest rate risk covered by a related interest rate swap arrangement. There is no assurance that these strategies will completely offset changes in interest rates. In particular, such strategies depend on management's estimates of receivable acquisition volume and timing of our securitizations. We realize a gain on our economic hedging transactions during periods of increasing interest rates and realize a loss on such transactions during periods of decreasing interest rates. Prior to July 1, 2000, the economic hedging gain or loss substantially offset changes in interest rates as seen by reporting a lower or higher gain on sales of receivables, respectively. Also, prior to July, 1, 2000, recognition of unrealized gains or losses is deferred until the sale of receivables during the securitization and on the date of the sale, deferred hedging gains and losses are recognized as a component of the Gain (loss) on sales of receivables. Beginning July 1, 2000, both the Gain (loss) on interest rate swaps on securitized receivables and the Gain (loss) on interest rate swaps on held for sale receivables are reflected in the income statement. At March 31, 2001, we had an unrealized hedging loss on forward interest rate swaps of $1.6 million based on notional amounts outstanding of $116.8 million. The fair value of long-term debt increases or decreases as market interest rates are reduced or increased, respectively.

     The following table presents the principal cash repayments and related weighted average interest rates by maturity date for the current variable rate and long-term debt at March 31, 2001:

                                 Three months          Fiscal year ended
                                 ended June 30,            June 30,
                                 --------------        -----------------
                                      2001             2002        2003        Total       Fair Value
                                  ---------           -----        ------     --------     ----------
                                                          (Dollars in thousands)
Notes Payable                      $122,022           $     -      $      -   $122,022      $122,022
   Weighted average variable rate     6.53%
Long-term debt                     $      -           $43,667      $111,333   $155,000      $150,890
   Weighted average fixed rate            -             8.14%          8.86%     8.66%

Sensitivity Analysis on Retained Interest

     We bear the primary risk of loss due to credit losses in our servicing portfolio. Credit loss rates are impacted by general economic factors that affect customers' ability to continue to make timely payments on their indebtedness. Prepayments on receivables in the servicing portfolio reduce the size of the portfolio and reduce our servicing income. The gain on sales of receivables in connection with each securitization transaction and the amount of Retained Interest recognized in each transaction reflect deductions for estimates of future defaults and prepayments. The carrying value of Retained Interest may be adjusted periodically to reflect differences between estimated and actual net credit losses and prepayments on past securitizations. We do not believe fluctuations in interest rates materially affect the rate of prepayments on receivables.

     At March 31, 2001, key economic assumptions and the sensitivity of the current fair value of Retained Interest to immediate 10% and 20% adverse changes in assumed economics is as follows:


Amounts as of March 31, 2001                            Tier I                  Tier II              Total
                                                   -------------             -------------        -----------
Fair value of retained interest (1)                $     276,563             $       1,444        $   278,007

Prepayment speed assumption (annual rate)          20.36% - 28.00%           20.69%

Impact on fair value of 10% adverse change         $     269,932             $       1,435        $   271,367
Impact on fair value of 20% adverse change         $     263,650             $       1,425        $   265,075

Net loss rate assumption (pool life rate)          4.00% - 6.45%             12.00%

Impact on fair value of 10% adverse change         $     251,404             $       1,117        $   252,521
Impact on fair value of 20% adverse change         $     226,026             $         800        $   226,826

Discount rate assumption (annual rate)             7.30% - 13.34%            12.30%

Impact on fair value of 10% adverse change         $     270,704             $       1,416        $   272,120
Impact on fair value of 20% adverse change         $     265,093             $       1,389        $   266,482


     (1) Retained Interest on the balance sheet is lower than the total fair value included in this analysis. The difference primarily relates to the inventory value of repossessed autos that have not been sold. This amount is included in Retained Interest as part of the allowance for estimated credit losses on securitized receivables but not included in the total fair value.

     These sensitivities are hypothetical and should be used with caution. As the figures indicate, any change in fair value based on a particular percentage variation in assumptions cannot be extrapolated because the relationship of the change in fair value is not linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independent from any change in another assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. See "Discussion of Forward-Looking Statements."


                          MARKET FOR OUR COMMON EQUITY
                         AND RELATED SHAREHOLDER MATTERS

Market Information


     Shares of Class A common stock are quoted on The Nasdaq Stock Market's National Market System under the symbol "UACA." The following table sets forth the high and low sales price per share of Class A common stock for each quarter in fiscal 2000 and 1999, and each of the first three quarters in fiscal 2001.




                                                              Year Ended June 30,
                                         2001                          2000                        1999
                                 ------------------            -----------------            ---------------
                                 High           Low            High          Low            High        Low
                                 ----           ---            ----          ---            ----        ---
First Quarter                   6 7/8              4              8         6 1/2              8       4 3/4
Second Quarter                  6 1/8          3 3/4          8 1/2         6 3/8          6 5/8       3 7/8
Third Quarter                   6.000          4.438          8 7/8             3          8 1/2           4
Fourth Quarter                    N/A            N/A          5 1/2         4 1/4          8 3/8       6 1/4


     As of March 31, 2001, there were 87 holders of record of Class A common stock and 6 holders of record of Class B common stock. We estimate that Class A common stock is owned beneficially by approximately 1,097 persons. There is no market for Class B common stock, and our management has no plans to list the Class B common stock on Nasdaq or any exchange.

     As of March 31, 2001, there were 5,833,048 shares of Class A common stock outstanding and 7,461,608 shares of Class B common stock outstanding for an aggregate of 13,294,656 shares of our common stock issued and outstanding.


     We plan to propose to shareholders at our 2001 annual meeting amendments to our charter, which will include an elimination of the voting preference of our Class B common stock and conversion of the Class B common stock and Class A common stock to a single class of common stock. See "Description of Our Capital Stock--Proposed Amendment to the Articles and the By-Laws."


Dividend Policy

     We have never paid cash dividends and do not expect to do so in the near future. We cannot assure you that our dividend policy will change in the future. We currently intend to retain earnings for use in the operation and expansion of our business. The payment of dividends is within the discretion of our Board of Directors and will depend, among other things, upon earnings, capital requirements, any financing agreement covenants and our financial condition. In addition, provisions of the unsecured senior notes, unsecured senior subordinated notes and working capital line limit distributions to our shareholders.

                                 USE OF PROCEEDS


     Net proceeds from this offering are expected to be approximately $78.5 million. We will use the net proceeds of the sale of common stock from this rights offering for general corporate purposes and, in particular, to help meet our long-term financial obligations. In the short-term we expect to use the net proceeds to pay down the outstanding borrowings on warehouse credit facilities. By doing so, available borrowings under such warehouse credit facilities would be increased to $79.1 million on a pro forma basis at March 31, 2001 from $588,000. At March 31, 2001, outstanding warehouse borrowings bear interest at a weighted average rate of 6.53%. In the long term, we expect to apply a portion of the net proceeds toward a principal debt payment of $22.0 million due in August, 2001 with respect to our 8.53% senior notes due August 1, 2002.


                                  THE OFFERING

The Rights


     We are offering our shareholders the right to subscribe for and purchase one share of Class A common stock for each share of our common stock they own on the record date at $5.00 per share. Only those shareholders who own our common stock on the Record Date will receive subscription rights directly from us to purchase shares of our Class A common stock in this rights offering. The subscription rights are transferable only on a limited basis to your Affiliates or Related Parties. Please see definitions of "Affiliate" and "Related Party" in "--Transferring Rights to Affiliates and Related Parties" below. An Affiliate or Related Party of yours who properly acquires subscription rights from you before the Expiration Date may exercise such subscription rights. You are a record holder for this purpose only if your name is registered as a shareholder with our transfer agent, Computershare Investor Services LLC, as of the Record Date.


     We are distributing to each person who was a record holder of our common stock on the Record Date one right for each share of common stock held on that date. You must deliver one right for each share of common stock for which you subscribe. There is no minimum amount of shares you must purchase using your Basic Subscription Rights, but you may not purchase fractional shares. We are distributing a Subscription Rights Certificate evidencing your subscription rights with this prospectus to shareholders of record as of the Record Date. If you execute a Subscription Rights Certificate, you agree that your exercise of the rights will be on the terms and subject to the conditions specified in this prospectus.

Basic Subscription Right

     You may subscribe to purchase one share of our Class A common stock for every right you hold, subject to the limitations described below. You may combine rights you have received from us as a shareholder on the Record Date with rights you have acquired from an Affiliate or Related Party.

     The maximum number of shares you may be entitled to purchase by exercising your Basic Subscription Rights is equal to the number of subscription rights you own, whether distributed to you by us or otherwise acquired by you. We will not pay cash for or issue fractional rights. You may not divide a subscription right in such a way as to permit you to receive a greater number of rights than you are otherwise entitled to receive. However, a depository, bank, trust company or securities broker or dealer holding shares of our common stock for more than one beneficial owner on the Record Date, may, upon proper showing to the Subscription Agent, exchange its Subscription Rights Certificate to obtain several Subscription Rights Certificates for the number of subscription rights to which all such beneficial owners in the aggregate would have been entitled had each beneficial owner been a holder of record on the Record Date.

Oversubscription Right


     If you fully exercise your Basic Subscription Right with respect to all the rights you hold, you may subscribe for additional shares of our common stock. This Oversubscription Right will be available to the extent that other rights holders do not exercise their Basic Subscription Right in full and shares remain available after the minimum allocation to the standby purchasers. You may exercise your Oversubscription Right to subscribe for no more than 10 times the number of shares that may be purchased pursuant to your Basic Subscription Right. For example, if you purchase 15 shares pursuant to your fully exercised Basic Subscription Right, then you may purchase no more than 150 additional shares pursuant to your Oversubscription Right (15 x 10 = 150 additional shares). If you wish to exercise your Oversubscription Right, you must specify the maximum number of additional shares you want to purchase, and you must submit the full subscription price for those shares to the Subscription Agent. If you wish to exercise your Oversubscription Right, you must do so at the same time you fully exercise your Basic Subscription Right.


     For purposes of determining whether you have exercised your Basic Subscription Right in full, only Basic Subscription Rights held by you in the same capacity will be considered. For example, if you hold shares of our common stock as an individual and you exercise your Basic Subscription Right in full with respect to those shares, you may exercise your Oversubscription Right with respect to those shares, even if you do not exercise your Basic Subscription Right with respect to shares held jointly with your spouse or shares in a retirement account.

     To exercise the Oversubscription Right, banks, brokers and other nominee rights holders who exercise the Oversubscription Right on behalf of beneficial owners must certify to the Subscription Agent and to us with respect to each beneficial owner:

     (1)  the number of shares held on the Record Date;

     (2)  the  number of rights  exercised  pursuant  to the Basic  Subscription
          Right;

     (3)  that the holder has  exercised its Basic  Subscription  Right in full;
          and

     (4) the number of shares subscribed for pursuant to the Oversubscription Right.

Maximum Offering

     We are offering up to 13,294,656 shares of Class A common stock pursuant to Basic Subscription Rights. We will issue shares upon all validly exercised Basic Subscription Rights.


     As of the Record Date of the rights offering, we expect to have entered into agreements to sell to the standby purchasers a minimum of up to 4,000,000 shares of Class A common stock, regardless of the number of Basic Subscription Rights exercised. Accordingly, if all Basic Subscription Rights were exercised and we issued the 4,000,000 shares to standby purchasers, we would issue 17,294,656 shares in this offering.


     Our anticipated maximum offering is 16,000,000 shares (assuming an offering price of $5.00 per share). We may issue up to 17,600,000 shares. We will only issue more than 16,000,000 shares if:

     --It is necessary to honor all Basic Subscription Rights exercised by our shareholders and also fulfill the minimum purchase rights (up to at least 4,000,000 shares) of our standby purchasers, or


     --Our board of directors elects on or prior to the expiration date to sell more than 16,000,000 shares to honor Oversubscription Rights exercised by our shareholders, or to fulfill requests by standby purchasers to purchase additional shares.


Order of Allocation

       We will allocate the available shares as follows:


     o    first,   subscribing   rights   holders  who   exercise   their  Basic
          Subscription Rights, in whole or in part, will receive the shares to which they have subscribed;

     o second, the standby purchasers will receive up to 4,000,000 shares to satisfy our minimum commitments to them;

     o third, to the extent shares remain available, subscribing rights holders who exercise their Oversubscription Rights will receive shares in proportion to the number of shares each such holder has purchased pursuant to their Basic Subscription Rights, subject to the elimination of fractional shares and the limitations described above; (If you are not allocated the full amount of shares that you subscribed for pursuant to your Oversubscription Right, you will receive a refund (without interest) of the subscription price that you delivered for those shares of our common stock that are not allocated to you. The Subscription Agent will mail refunds after the expiration of the offering.);


     o fourth, to the standby purchasers, up to their respective maximum commitments.


Subscription Price

     The subscription price is $5.00 per share, payable in cash.


Expiration Time and Date


     This rights offering will expire at 5:00 p.m., Eastern Standard Time, on June 12, 2001, unless extended by us in our sole discretion. After the expiration of this rights offering, all unexercised rights will be null and void. We will notify you of any extension of the expiration by issuing a press release. We will not be obligated to honor any purported exercise of rights which the Subscription Agent receives after the expiration of this rights offering, regardless of when you sent the documents relating to that exercise, unless you used the guaranteed delivery procedures described below.


Management and Principal Shareholders

     Certain of our executive officers, directors and principal shareholders have expressed interest in participating in the offering. We currently estimate that such persons will exercise some or all of their Basic Subscription Rights and, as applicable, their Oversubscription Rights, in an aggregate amount of up to approximately 6,400,000 shares or 40% of the shares offered assuming issuance of 16,000,000 shares in this offering.

Potential Changes in Voting Power


     Our Board of Directors has approved amendments to our charter which, if approved by shareholders at their annual meeting, will eliminate the voting preference of our Class B common stock, and consolidate the Class A and Class B common stock into a single class of common stock with uniform rights. The amendment will also provide for the election of directors in three groups with staggered three-year terms, rather than annually in a single group. Richard D. Waterfield, our controlling shareholder, has committed to support this proposal. The results of this offering, combined with such charter amendment will significantly change the allocation of voting power in the election of directors. Assuming the proposed charter amendment is adopted by shareholders at our 2001 annual meeting, this offering is consummated, standby purchasers purchase only their minimum subscription amounts, and our directors, executive officers and principal shareholders purchase 6,400,000 shares in this offering, the aggregate voting power in the election of directors held by all directors and officers as a group will be reduced from its current level of 89% to 55%. The voting power of Mr. Waterfield in the election of directors would be reduced from approximately 81% to 34%.


Financial Advisor and Limited Placement Agent

     We have engaged Castle Creek Financial LLC ("Castle Creek") as our financial advisor and limited placement agent in connection with this offering pursuant to a Standby Placement Agreement between us and Castle Creek.

     In its capacity as financial advisor, Castle Creek provided us with advice regarding the structure of this rights offering. We have agreed to pay Castle Creek $250,000 for its advisory services.

     The shareholder rights offering and sale of underlying securities will be conducted solely by us and our officers without additional compensation for such selling activities. The standby subscription rights and underlying securities will be offered exclusively by Castle Creek on a best efforts basis in accordance with the terms of the Standby Placement Agreement between us and Castle Creek.

     Castle Creek will use its best efforts to identify potential standby purchasers and will assist us in negotiating Standby Purchase Agreements with such standby purchasers. For effecting arrangements with standby purchasers, we have agreed to pay Castle Creek a fee of 4.0% of the aggregate purchase price of the Class A common stock sold to standby purchasers in this offering. Total advisory and other fees payable to Castle Creek in this offering are limited to $1,000,000. We have also agreed to reimburse Castle Creek for its reasonable out-of-pocket expenses pertaining to its engagement, including legal fees, in the aggregate amount not to exceed $150,000. In addition, we have agreed to indemnify Castle Creek against certain liabilities arising out of its engagement.


     John M. Eggemeyer, III, is a principal and executive officer of Castle Creek and is a member of our Board of Directors and the audit and compensation committees of our Board of Directors. As of March 31, 2001, Mr. Eggemeyer owned 52,953 shares, or 0.9%, of our outstanding Class A common stock and, accordingly, will receive rights in this offering. Mr. Eggemeyer serves as President of Castle Creek Capital LLC, general partner of three private funds, Castle Creek Capital Partners Fund I, LP ("Fund I"), Castle Creek Capital Partners Fund IIa, LP ("Fund IIa"), and Castle Creek Capital Partners Fund IIb, LP ("Fund IIb"). As of March 31, 2001, Fund I owned 205,400 shares, Fund IIa owned 911,244 shares, and Fund IIb owned 384,914 shares of our outstanding Class A common stock. Fund I, Fund IIa, and Fund IIb, as shareholders, will receive rights in this offering. Mr. Eggemeyer, Fund IIa, and Fund IIb have expressed interest in acquiring up to approximately $15,264,765 or 3,052,953 shares in this offering (assuming an exercise price of $5.00 per share) by exercising Basic Subscription Rights and Oversubscription Rights. Castle Creek's participation in the offering is subject to the rules of the National Association of Securities Dealers, Inc. ("NASD") including Rule 2720, captioned Distributions of Securities of Members and Affiliates - Conflicts of Interest ("Rule 2720"). Because of the affiliation among Mr. Eggemeyer, Fund I, Fund IIa, Fund IIb, and the Company as described above, Castle Creek's role in the offering made by this prospectus is subject to the provisions of Rule 2720. Under the Rule, the offering constitutes an offering of securities by a company in which Castle Creek, its associated persons and affiliates own 10% or more of any class of common stock.


Subscription Procedures

     To exercise rights, you must:

     (1) complete and sign your Subscription Rights Certificate (with any signatures guaranteed if required, as described below); and

     (2) deliver the completed and signed Subscription Rights Certificate, together with payment in full of the subscription price for each share for which you subscribe (See "--Subscription Payments" below), to the Subscription Agent before the expiration of this rights offering, unless delivery of the Subscription Rights Certificate is effected pursuant to the guaranteed delivery procedures described below.

     If you do not indicate the number of shares to be subscribed for on your Subscription Rights Certificate or guarantee notice (as applicable), or if you indicate a number of shares that does not agree with the aggregate subscription price payment you delivered, you will be deemed to have subscribed for the maximum number of whole shares that may be subscribed for under both the Basic Subscription Right and the Oversubscription Right for the aggregate purchase price you delivered.

     If you subscribe for fewer than all of the shares represented by your Subscription Rights Certificate you will generally be able to:

     (1) direct the Subscription Agent to transfer your remaining rights to an Affiliate or Related Party; or

     (2)  receive  from  the  Subscription  Agent  a  new  Subscription   Rights
          Certificate representing your unused rights. See "--Transferring Rights to Affiliates and Related Parties" below.

Your signature on each Subscription Rights Certificate you deliver must be guaranteed by a bank, broker, dealer, credit union, national securities exchange, registered securities association, clearing agency or savings association, unless:

     (1) the shares to be issued are to be issued to the registered holder of the rights, as indicated on the Subscription Rights Certificate; or

     (2) the Subscription Rights Certificate is submitted for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States exercising for your account.

     If you hold shares of our common stock for the account of others, you should contact the respective beneficial owners of those shares as soon as possible to receive their investment decision and to obtain instructions and certifications with respect to their rights. If you are so instructed by a beneficial owner, you should complete the appropriate Subscription Rights Certificate and, should the beneficial holder wish to exercise the Oversubscription Right, the related nominee holder certification, a form of which is included in the instructions distributed with the Subscription Rights Certificates. You should submit these to the Subscription Agent with the proper payment.

     If you are a beneficial owner whose shares of our common stock are held for your account by another, you should give to the holder of your shares any instructions that you may have regarding your investment decision as to the subscriptions rights attached to such shares.

     You should carefully read the instructions accompanying the Subscription Rights Certificate and follow them closely. You should send your Subscription Rights Certificate, with any payment, to the Subscription Agent. Do not send your Subscription Rights Certificate to us or Castle Creek.

     The method of delivery of the Subscription Rights Certificate and the payment of the subscription price to the Subscription Agent is at your election and risk. If you send your Subscription Rights Certificate and payments by mail, they should be sent by registered mail, properly insured. You should also allow sufficient time to ensure delivery to the Subscription Agent and clearance of payment prior to the expiration time.

     We will determine all questions concerning the timeliness, validity, form and eligibility of any exercise of rights, which determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected, or reject the purported exercise of any right because of any defect or irregularity. Neither the Subscription Agent nor we are under any duty to notify you of any such defect or irregularity, and will not be held liable for any failure to notify you of any such defect or irregularity. We also reserve the right to reject any exercise if it is not in accordance with the terms of this offering, not in proper form or if it could be deemed unlawful or materially burdensome. See "--Regulatory Limitation" below.


     You should direct any questions or requests for assistance concerning the method of exercising rights, or requests for additional copies of this prospectus supplement and the accompanying prospectus, the instructions or the notice of guaranteed delivery, to D.F. King & Co., Inc. (toll free: (800) 859-8509 or collect at (212) 269-5550.


     If you do not exercise your rights prior to 5:00 p.m., Eastern Standard Time, on the Expiration Date, they will expire and be null and void.

Standby Purchasers


     As of the Record Date of the rights offering, we expect to have entered into Standby Purchase Agreements pursuant to which, subject to certain conditions, certain institutional investors and other high net worth individuals are expected to have agreed to acquire, at the subscription price, up to a maximum of approximately 9,600,000 shares of our Class A common stock, if available after this rights offering. Pursuant to such agreements, we will sell, if requested by the standby purchasers, up to at least 4,000,000 shares in the aggregate of our Class A common stock at the subscription price offered to our shareholders in connection with the offering.

     Each Standby Purchase Agreement is expected to provide for a maximum standby purchase commitment and a minimum standby purchase right with respect to each standby purchaser. Each standby purchaser will be allocated shares in this rights offering to assure that their minimum standby purchase rights are satisfied. In the event that the number of shares of our Class A common stock remaining after such allocation and the exercise by our shareholders of the Basic Subscription Rights and Oversubscription Rights is less than the standby purchasers' aggregate maximum standby purchase commitments, such remaining shares will be allocated among the standby purchasers in satisfaction of their respective maximum standby purchase commitments. Our rights and obligations and those of the standby purchasers pursuant to the Standby Purchase Agreement will be subject to certain customary conditions. Each standby purchaser, except such standby purchasers that are registered under the Investment Company Act of 1940, as amended, will also commit not to sell or transfer any shares acquired as a standby purchaser for a period of three months following that date upon which the shares are acquired. These Standby Purchase Agreements and related matters are more thoroughly discussed in a Standby Purchaser supplement to this prospectus, which we will make available to you upon request.


Subscription Payments

     You must pay for all shares you subscribe for by:

     (1) check or bank draft drawn upon a United States bank, or postal, telegraphic or express money order, payable to Computershare Trust Company of New York, as Subscription Agent; or

     (2) by wire transfer of funds to the account which the Subscription Agent maintains for this purpose at Harris Trust and Savings Bank, Chicago, IL, ABA No. 071000288, for the account of Computershare Trust Company of New York, as Subscription Agent for Union Acceptance Corporation, for further credit to Account No. 227-938-8 (telephone number: (212) 701-7624).

     The subscription price will be considered received by the Subscription Agent only upon:

     (1) clearance of an uncertified check;

     (2) receipt by the Subscription Agent of a certified or cashier's check or bank draft drawn upon a United States bank or of a postal, telegraphic or express money order; or

     (3) receipt of funds wired to the Subscription Agent's account designated above.

     Funds paid by uncertified personal check may take several business days to clear. Accordingly, if you wish to pay the subscription price by uncertified personal check, you should make payment sufficiently in advance of the Expiration Date to ensure its receipt and clearance by that time. To avoid disappointment caused by a failure of your subscription due to your payment not clearing prior to the Expiration Date, we urge you to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

Notice of Guaranteed Delivery

     If you  wish to  exercise  rights,  but you  will  not be able to get  your
Subscription   Rights  Certificate  to  the  Subscription  Agent  prior  to  the expiration of the offering, you may nevertheless exercise the rights if:

     (1) before the expiration of the offering, the Subscription Agent receives:

          (a) payment for each share you subscribe for pursuant to your Basic Subscription Right and, if applicable, your Oversubscription Right and

          (b) a guarantee notice from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or from a commercial bank or trust company having an office or correspondent in the United States, guaranteeing the delivery to the Subscription Rights Certificate evidencing the rights to be exercised within three (3) Nasdaq trading days following the date of that notice; and

     (2) within this three (3) Nasdaq trading day period, the Subscription Agent receives the properly completed Subscription Rights Certificate with any signatures guaranteed as required.

     You may deliver the guarantee notice referred to above to the Subscription Agent in the same manner as you would deliver the Subscription Rights Certificate. Eligible institutions may deliver the notice of guaranteed delivery by telegram or facsimile transmission (telecopier number (212) 701-7636). To confirm facsimile deliveries, please call (212) 701-7624. You should refer to the form titled "Notice of Guaranteed Delivery," which is provided with the "Instructions as to Use of the Subscription Rights Certificates" distributed with the Subscription Rights Certificate for the information and representations required in the guarantee notice.

No Revocation

     Once you have exercised your Basic Subscription Right and, if you so elect, your Oversubscription Right, you may not revoke that exercise.

Transferring Rights to Affiliates and Related Parties

     You may transfer rights only to an Affiliate or a Related Party. An "Affiliate" is defined as a person or company that directly, or indirectly, through one or more intermediaries, controls you, is controlled by you, or with whom you are under common control. A "Related Party" includes (1) any member of your immediate family, which includes your spouse, children, siblings and parents, (2) an entity owned or controlled by you or a member of your immediate family, (3) a trust settled by you or a member of your immediate family, or whose beneficiaries include you or a member of your immediate family, or (4) if the transferor is a trust, the settlor or any beneficiary of such trust.

     You may transfer all of the rights evidenced by a single Subscription Rights Certificate by endorsing the Subscription Rights Certificate for transfer in accordance with the accompanying instructions. You will be required to certify to us and the Subscription Agent that the transferee is either an Affiliate or Related Party of yours. You may transfer a portion of the rights evidenced by a single Subscription Rights Certificate, but not fractional rights, to an Affiliate or Related Person by delivering to the Subscription Agent a Subscription Rights Certificate properly endorsed for transfer, with instructions to register that portion of the rights indicated in the name of the transferee and to issue to it a new Subscription Rights Certificate evidencing the transferred rights. In that event, a new Subscription Rights Certificate evidencing the balance of the rights will be issued to you or, if you so instruct, to an additional transferee. The Subscription Agent must receive any instructions to transfer rights at or prior to 11:00 a.m., Eastern Standard Time, on the fifth trading day before the Expiration Date.

     In order to transfer rights relating to shares held for your account by a broker or other nominee, you must (1) certify to the holder, us and the Subscription Agent, through endorsed instructions, that the transferee is your Affiliate or Related Party, and (2) instruct the holder to deliver to the Subscription Agent a Subscription Rights Certificate properly endorsed for transfer, with instructions to register that portion of the rights indicated in the name of the transferee and to issue and mail to the transferor a new Subscription Rights Certificate evidencing the transferred rights. In the right holder's instructions to the Subscription Agent, the beneficial owner must certify that it has been duly instructed by the holder to transfer the rights as evidenced by the endorsed instructions from the transferor and that such transferor has certified that the transferee is an Affiliate or Related Party of the transferor.


     You should take into account that transfers, particularly those requiring the issuance of new Subscription Rights Certificates, can take several business days. Neither we nor the Subscription Agent will have any liability if Subscription Rights Certificates or any other required documents are not received in time for exercise prior to the Expiration Date.


     You will be issued a new Subscription Rights Certificate upon the partial exercise of rights only if the Subscription Agent receives a properly endorsed Subscription Rights Certificate before 5:00 p.m., Eastern Standard Time, on the third trading day before the Expiration Date. Unless you make other arrangements with the Subscription Agent, a new Subscription Rights Certificate issued after 5:00 p.m., Eastern Standard Time, on the fifth business day before the expiration of the offering will be held for pick-up at the Subscription Agent's hand delivery address. You assume all risk associated with the delivery of newly issued Subscription Rights Certificates.

     You are responsible for all commissions, fees and other expenses, including brokerage commissions and transfer taxes, incurred in connection with the purchase, sale or exercise of rights.

Procedures for DTC Participants


     We anticipate that the rights will be eligible for transfer to an Affiliate or Related Party of the beneficial owner, and the exercise of the Basic Subscription Right and the Oversubscription Right may be effected through the facilities of The Depository Trust Company, also referred to as DTC.


Subscription Agent

     The Subscription Agent is Computershare Trust Company of New York. The Subscription Agent's address, to which you must make any required deliveries, is:

           If by mail:

           Computershare Trust Company of New York
           Wall Street Station
           P. O. Box 1010
           New York, New York 10268-1010

           If by hand:

           Computershare Trust Company of New York
           Wall Street Plaza
           88 Pine Street, 19th Floor
           New York, New York 10005

           If by overnight mail:

           Computershare Trust Company of New York
           Wall Street Plaza
           88 Pine Street, 19th Floor
           New York, New York 10005


     Facsimiles to the Subscription Agent should be sent to (212) 701-7636. If you send a facsimile to the Subscription Agent, you should confirm that your facsimile has been received by contacting the Subscription Agent. The telephone number to confirm receipt of facsimiles is (212) 701-7624.


     We will pay the fees and expenses of the Subscription Agent and have agreed to indemnify the Subscription Agent against certain liabilities that it may incur in connection with this offering.

Information Agent

     The information agent is D.F. King & Co., Inc. If you have any questions about this rights offering, including questions about subscription procedures and requests for additional copies of this prospectus or other documents, please contact D.F. King & Co., Inc., the Information Agent, at the following:

                      D.F. King & Co., Inc.
                      77 Water Street
                      New York, New York 10005
                      (800) 859-8509 (toll free)
                      (212) 269-5550 (collect)

Determination of the Subscription Price


     Our Board of Directors determined the subscription price on May 7, 2001. The subscription price represents a discount of $.40, or 8%, from the closing market price of a share of our Class A common stock on the date the price was determined. The closing price of the Class A common stock on The Nasdaq Stock Market on May 7, 2001 was $5.40 per share. In setting the subscription price, the Board of Directors considered, among other things, the factors set forth above under "Risks Related to the Offering." The offering price was determined by our Board of Directors and bears no direct relationship to the value of our assets, financial condition, or other established criteria for value. Our Class A common stock may trade at prices above or below this price.


Foreign Shareholders; Shareholders with APO or FPO Addresses

     If you are a holder of record and your address is outside the United States, or if you have an APO or FPO address, a Subscription Rights Certificate will not be mailed to you, but rather will be held by the Subscription Agent for your account. To exercise the rights, you must notify the Subscription Agent prior to 11:00 a.m., Eastern Standard Time, on the second trading day before the Expiration Date.

Regulatory Limitation

     We will not be required to issue shares pursuant to this offering to anyone who, in our opinion, would be required to obtain prior clearance or authorization from any state or federal regulatory authorities to own or control such shares if such clearance or authorization has not been obtained at the expiration of this offering.

Withdrawal of this Offering

     We reserve the right to withdraw this offering for any reason and at any time prior to 5:00 p.m., Eastern Standard Time, on the Expiration Date, in which event we will cause all funds received to be returned without interest.

Issuance of the Class A Common Stock

     The Subscription Agent will issue to you certificates representing shares purchased in this offering as soon as practicable after the Expiration Date. The Subscription Agent will retain all funds delivered to it in payment of the subscription price until such certificates are issued. If you are allocated less than all the shares for which you subscribed, the Subscription Agent will return excess funds to you, without interest, as soon as practicable after the Expiration Date. You will have no rights as a shareholder with respect to shares subscribed for until the certificates are issued.

No Board Recommendation

     In making any investment decision to exercise or transfer rights, you must consider your own best interests. None of the members of the Board of Directors makes any recommendation as to whether you should exercise or transfer your rights.

No Effect on Stock Options or Stock Bonus Interests

     No adjustments will be made in connection with the rights offering to any options or stock bonus interests issued by us under our stock incentive plans or to the number of shares reserved for issuance under any of our stock incentive plans. We expect to propose an increase in the number of shares authorized for issuance under our incentive stock plans for approval by shareholders at the 2001 Annual Meeting of Shareholders.

                                    DILUTION

     Shareholders may experience substantial dilution of their percentage of equity ownership interest and voting power in our company if they do not exercise their Basic Subscription Rights. Even if our shareholders exercise their Basic Subscription Rights in full, they will nevertheless still experience substantial dilution in their voting rights and in their proportional interest in our future net earnings due to the purchase of common stock by standby purchasers, who will be entitled to priority allocations to satisfy their minimum subscription rights. In addition, it is possible that it may be necessary or appropriate for us to seek to raise additional equity capital in the future and shares of common stock may be offered for sale in the future. In that event, the relative voting power and equity interests of persons purchasing the common stock in this rights offering could be reduced. No assurance can be given that such future sale will not occur, and, if it did, at what price or other terms.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     This section discusses certain federal income tax consequences of the rights offering to:

     o    beneficial owners of common stock upon distribution of the rights,

     o    holders of rights upon the exercise of rights,

     o    holders of rights upon the disposition of the rights, and

     o    standby purchasers.


This discussion is based on the Internal Revenue Code of 1986, as amended, the Treasury Regulations thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change.


     This discussion is limited to U.S. taxpayers who hold our common stock and will hold the rights and any shares acquired upon the exercise of rights as capital assets. This discussion does not include any tax consequences under state, local and foreign law. You should consult with your own tax advisor concerning your own tax situation or special tax considerations that may apply to you, including without limitation foreign, state and local laws that may apply.

     No Gain on Receipt of Rights. As an owner of common stock, you will not recognize taxable income as a result of our distribution of the rights to you.

     No Gain on Entering into Standby Purchase Agreement. Since standby purchasers pay nothing for entering into Standby Purchase Agreements, they have no tax basis for such agreements as a result of entering into them.

     Basis and Holding Period of Rights. Your tax basis in the rights distributed to you by us will be zero, unless (1) you sell (to an Affiliate or Related Person) or exercise the rights, and (2) either:

     o the fair market value of the rights on the date of distribution is 15% or more of the fair market value on that date of our common stock you already own, in which case you will be required to allocate a portion of your basis in the shares of our common stock you already own to the rights we are distributing to you, based upon the relative fair market value of the rights and common stock on the date of distribution, or

     o you elect under Section 307 of the Internal Revenue Code of 1986, as amended, to allocate a portion of your basis in the shares of our common stock you already own to the rights we are distributing to you, based upon the relative fair market value of the rights and common stock on the date of distribution.

     Your holding period with respect to the rights we are distributing to you will include your holding period for the common stock with respect to which the rights were distributed.

     Exercise of Rights. You will not recognize any gain or loss upon the exercise of rights. Your basis in the shares you acquire through your exercise of the rights will be equal to the sum of the subscription price you pay for such shares and your basis in those rights (if any). Standby purchasers acquiring shares pursuant to Standby Purchase Agreements will take a basis for such shares equal to the sum of the subscription price paid for such shares. The holding period for the shares you acquire through your exercise of the rights or pursuant to a Standby Purchase Agreement will begin on the day following the date of acquisition.

     Expiration of Rights. If the rights we are distributing to you as a holder of our common stock expire unexercised, you will not recognize any gain or loss, and no adjustment will be made to the basis of the common stock you own.

     Purchasers of Rights. If you acquire rights by purchase (from an Affiliate or Related Person), your tax basis in such rights will be equal to the purchase price paid for those rights, and your holding period for such rights will commence on the day following the date of their purchase. If you purchased rights and they expire unexercised, you will recognize a loss equal to your tax basis in the rights. Any loss recognized on the expiration of the rights acquired by purchase will be a capital loss if the common stock would be a capital asset in your hands.

     Backup Withholding. If you sell rights and receive payments, you may be subject to backup withholding at the rate of 31% on the payments received, unless (1) you are a corporation or are otherwise exempt and demonstrate the basis for the exemption if so required, or (2) provide a correct taxpayer identification number and certify under penalties of perjury that your taxpayer identification number is correct and that you are not subject to backup withholding. Any amount withheld under these rules will be credited against your federal income tax liability.

                                  LEGAL MATTERS

     Certain legal matters with respect to the authorization and issuance of the Class A common stock offered hereby will be passed upon for us by Barnes & Thornburg, Indianapolis, Indiana.

                        DESCRIPTION OF OUR CAPITAL STOCK

General

     Our authorized capital stock consists of (i) 30,000,000 shares of Class A common stock; (ii) 20,000,000 shares of Class B common stock; and (iii) 10,000,000 shares of preferred stock, without par value ("Preferred Stock"). As of March 31, 2001, there were 5,833,048 shares of Class A common stock outstanding held of record by 87 persons, 7,461,608 shares of Class B common stock outstanding held of record by 6 persons, and no shares of Preferred Stock outstanding. We will issue at least 16,000,000 shares (and potentially up to 17,600,000 shares) of Class A common stock in this offering. The relative rights, privileges and limitations of the holders of shares of Class A common stock and Class B common stock are summarized below.

Class A and Class B Common Stock

     The rights of holders of shares of Class A common stock and Class B common stock are identical in all respects, except with respect to voting rights and conversion rights. Holders of Class A common stock and Class B common stock have no pre-emptive rights to acquire additional shares of Class A common stock or Class B common stock. Holders of the Class A common stock and Class B common stock possess exclusive voting power in matters determined by a vote of our shareholders, unless Preferred Stock is issued and voting rights are granted to the holders thereof. In the event of liquidation or dissolution of the Company, the holders of the Class A common stock and Class B common stock will be entitled to receive (after payment or provision for payment of all of our debts and liabilities) our remaining net assets available for distribution, in cash or in kind. If Preferred Stock is issued, the holders thereof may have a priority over the holders of Class A common stock and Class B common stock in the event of liquidation or dissolution.

     Voting. The holders of shares of Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to five votes per share in respect of the election of directors. On all other matters, Class A common stock and Class B common stock each have one vote per share and vote as a single class. Holders of Class A common stock and Class B common stock have no cumulative voting rights. Certain shareholders have placed the shares of Class B common stock they hold in a voting trust, of which Mr. Waterfield is the trustee (the "Voting Trust"). As of March 31, 2001, the Voting Trust held 3,510,185 shares or approximately 47% of the outstanding shares of Class B common stock, representing approximately 26% of the Class A common stock and Class B common stock, collectively. As trustee of the Voting Trust and a principal shareholder, Mr. Waterfield controls approximately 81% of the voting power outstanding in the election of directors. Such voting power allows Mr. Waterfield as voting trustee to control the election of the board of directors.

     Conversion of Class B Common Stock into Class A Common Stock. Any shares of Class B common stock transferred to a person other than the Voting Trust or persons who are beneficial owners of Class B common stock will convert automatically to shares of Class A common stock on a share-for-share basis upon transfer, except to the extent that the original holder of the shares of Class B common stock is still a beneficial owner of such shares under the rules and regulations of Section 13(d) of the Securities and Exchange Act of 1934 (the "Exchange Act"). Shares of Class B common stock that are converted into shares of Class A common stock will be cancelled and ineligible for reissue. So long as the Class A common stock is registered under the Exchange Act, our board of directors will have no authority to authorize and direct the issuance of additional shares of Class B common stock without the approval of holders of Class A common stock, voting as a class.

     Distributions upon Shares. Our board of directors has authority to authorize and direct the payment of dividends and the making of other distributions in respect of the issued and outstanding shares of Class A common stock and Class B common stock, subject to the rights of the holders of any series of Preferred Stock. We currently plan to retain earnings in order to promote growth and do not anticipate paying dividends in the near future. However, cash dividends, if any, paid on shares of Class A common stock will be equal to cash dividends per share, if any, paid on Class B common stock. See "Market For Our Common Equity and Related Shareholder Matters--Dividend Policy."

Anti-Takeover Provisions

     The following discussion is a general summary of the material provisions of our Amended and Restated Articles of Incorporation (the "Articles"), our Code of By-Laws (the "By-Laws") and certain other provisions which may be deemed to have an effect of delaying, deferring or preventing a change in control. The following description of certain of these provisions is general and is not complete. You should read the Articles and By-laws and the Indiana Business Corporation Law, as amended (the "IBCL").

     Directors. Certain provisions of the Articles and By-Laws will impede changes in majority control of our Board of Directors. Since shares of the Class B common stock with a majority of the voting power of the Class A common stock and the Class B common stock, collectively, held in the Voting Trust, of which Mr. Waterfield is trustee, as described above, Mr. Waterfield currently controls the election of the entire board of directors. See "Description of Capital Stock -- Class A and Class B Common Stock." The By-Laws also impose certain notice and information requirements in connection with the nomination by shareholders of candidates for election to our board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

     Restrictions on Call of Special Meetings. The Articles provide that a special meeting of shareholders may be called only by the Chairman of our Board of Directors or pursuant to a resolution adopted by a majority of the total number of directors of the Company. Shareholders are not authorized to call a special meeting.

     Authorization of Preferred Stock. Our board of directors is authorized, without shareholder approval, to issue Preferred Stock in series and to fix and state the voting rights and powers, designation, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred Stock may rank prior to the Class A common stock and the Class B common stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. Accordingly, issuance of shares of Preferred Stock could adversely affect the voting power of holders of Class A common stock and Class B common stock or could have the effect of deterring or delaying an attempt to obtain control of the Company.

     Amendments to Articles. Amendments to the Articles must be approved by a majority vote of our Board of Directors and also by a majority of our outstanding voting shares; provided, however, that approval by at least 80% of the outstanding voting shares is required to amend certain provisions of the Articles, including those pertaining to our Directors.

     Provisions of Indiana Law. The IBCL requires directors to discharge their duties, based on the facts then known to them, in good faith, with the care an ordinary, prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the Company. The director is not liable for any action taken as a director, or any failure to take any action, unless the director has breached, or failed to perform the duties of the director's office in compliance with, the foregoing standard, and the breach or failure to perform constitutes willful misconduct or recklessness.

     The IBCL requires directors to discharge their duties in a manner reasonably believed to be in the best interests of the corporation, and in such context authorizes them to consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors they consider pertinent. The Articles contain a provision having a similar effect. Under the IBCL, directors are not required to approve a proposed business combination or other corporate action if they determine in good faith that such approval is not in the best interests of the corporation. The IBCL explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply.

     Several provisions of the IBCL could affect the acquisition of shares of our Class A common stock and Class B common stock or of control over the Company. Chapter 43 of the IBCL ("Business Combinations Statute") prohibits certain business combinations between a corporation having more than 100 shareholders and any shareholder beneficially owning 10% or more of the voting power of the outstanding voting shares for five years following the date on which the shareholder obtained 10% beneficial voting ownership, unless the business combination was approved prior to that date by the board of directors. If prior approval is not obtained, a number of price and procedural requirements must be met before the business combination may be completed. The Business Combinations Statute does not apply to business combinations between a corporation and any shareholder who obtains 10% beneficial voting ownership before such corporation has a class of voting shares registered with the Securities and Exchange Commission under Section 12 of the Exchange Act, such as Mr. Waterfield. The By-Laws currently provide that the Business Combinations Statute does apply to the Company.

     In addition, the IBCL contains provisions designed to protect minority shareholders in the event that a person makes a tender offer for or otherwise acquires shares giving the acquiror more than 20%, 33-1/3%, and 50% of the outstanding voting securities of corporation having 100 or more shareholders (the "Control Share Acquisitions Statute"). Under the Control Share Acquisitions Statute if an acquiror purchases such shares of a corporation that is subject to the Control Share Acquisition Statue, then until each class or series of shares entitled to vote separately on the proposal approves the rights of the acquiror to vote the shares in excess of each level of ownership, by a majority of all votes entitled to be cast by that group (excluding shares held by officers of the corporation, by employees of the corporation who are directors thereof and by the acquiror), the acquiror cannot vote these shares. The By-Laws currently provide that the Control Share Acquisitions Statute does not apply to the Company or its capital stock. Our board of directors, however, has approved in principle a proposed amendment to the By-Laws to provide that the Control Share Acquisitions Statute does apply to the Company effective following the 2001 annual meeting of shareholders. Assuming our board of directors adopts the proposed amendment, the Control Share Acquisitions Statute will apply to the Company.

     The foregoing provisions of the Articles, the By-laws and the IBCL could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, the Company.

Proposed Amendments to the Articles and the By-Laws

     We plan to propose to shareholders at our 2001 annual meeting amendments to our charter, which will include an elimination of the voting preference of our Class B common stock and convert the outstanding Class B common stock and Class A common stock to a single class of common stock with uniform rights. Such amendments will also include a provision to elect directors in staggered three-year terms. Amendment of the charter to adopt the staggered term provision will require approval by at least 80% of the outstanding voting shares. Mr. Waterfield, our controlling shareholder, has committed that he will support this proposal, and our board of directors has approved these amendments in principle. Such changes will significantly affect the distribution of voting power among shareholders. See "The Offering--Potential Changes in Voting Power."


     As described above, our board of directors has approved in principle an amendment to the By-Laws to provide that the Control Share Acquisitions Statute will apply to the Company following the 2001 annual meeting of shareholders. Our board of directors is considering and may adopt other provisions or arrangements which may have the effect of discouraging offers to acquire us, including, for example, a shareholder rights plan.



                  INDEMNIFICATION OF DIRECTORS AND OFFICERS --
             DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION


Under provisions of our Articles of Incorporation, any person made a party to any lawsuit by reason of being our director or officer, or any parent or subsidiary thereof, may be indemnified by us to the full extent authorized by the Business Corporation Law of the State of Indiana.


Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                     EXPERTS

The financial statements as of June 30, 2000 and 1999, and for the years then ended, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements for the year ended June 30, 1998, included and incorporated by reference in this prospectus have been audited by KPMG LLP, independent auditors, as stated in their report, which is included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           FORWARD-LOOKING STATEMENTS

Included in the Prospectus Summary and elsewhere in this prospectus are several "forward-looking statements." Forward-looking statements are those which use words such as "believe," "expect," "anticipate," "intend," "plan", "may," "will," "should," "estimate," "continue," or other comparable expressions. These words indicate future events and trends. Forward-looking statements are our current views with respect to future events and financial performance. These forward-looking statements are subject to many risks and uncertainties that could cause actual results to differ significantly from historical results or from those anticipated by us. The most significant risks and uncertainties we face are:

     o the level of losses and prepayments on receivables, because such losses and prepayments decrease our earnings;

     o a decrease in the difference between the average interest rate we receive on the receivables we acquire and the rate of interest we must pay to fund our cost of acquiring receivables, because a decrease will reduce our earnings;

     o our ability to acquire additional receivables in a sufficient amount to meet our needs, because a decrease in the amount of receivables we acquire may decrease our earnings;

     o the continued availability of sources of funding for our operations, because a reduction in the availability of funding will reduce our ability to acquire receivables and satisfy other funding and liquidity requirements of our business;

     o the level of operating costs, as an increase in those costs will reduce our net earnings; and

     o the risk of violations of federal or state consumer protection laws and regulations, because violations can expose us to unanticipated liabilities which reduce earnings.

     There are other risks and uncertainties we face, including the effect of changes in general economic conditions and the effect of new laws, regulations and court decisions and those described under the caption "Risk Factors." You are cautioned not to place undue reliance on our forward looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                       WHERE YOU CAN FIND MORE INFORMATION


     We have filed with the SEC a registration statement on Form S-2 under the Securities Act of 1933 with respect to the Class A common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules relating to the registration statement. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.


                           INCORPORATION BY REFERENCE

     The following documents, all of which were previously filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, are hereby incorporated by reference in this prospectus:

     o    our Annual Report on Form 10-K for the year ended June 30, 2000;

     o our definitive Proxy Statement for our annual meeting held on November 14, 2000;


     o our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2000, December 31, 2000 and March 31; and


     o the description of our Class A common stock contained in the Registration Statement on Form 8-A, which was filed with the SEC on July 12, 1995, and all amendments or reports filed for the purpose of updating such description.

     All other reports and documents filed by us after the date of this prospectus pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the common stock covered by this prospectus are also incorporated by reference in this prospectus and are considered to be part of this prospectus from the date those documents are filed.

     If any statement contained in a document incorporated by reference herein conflicts with or is modified by a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference into this prospectus, the statement made at the latest point in time should control. Any previous statements that have been subsequently altered should therefore not be considered to be a part of this prospectus. We will provide a copy of any or all of the documents referred to above that have been or may be incorporated by reference in this prospectus to any person, including any beneficial owner, to whom a copy of this prospectus has been delivered free of charge upon request. Exhibits to such documents will not be provided unless the exhibits are specifically incorporated by reference into the information that the prospectus incorporates. Written requests for copies of any documents incorporated by reference should be directed to Jill Rosenberger, Vice President of Investor Relations, at 250 North Shadeland Avenue, Indianapolis, Indiana 46219 (telephone: 317-231-6255).

                                MATERIAL CHANGES

Management Developments


     On March 2, 2001, we announced that Jerry D. Von Deylen had stepped down as Chairman of the Board. Michael G. Stout, an incumbent director, was appointed Chairman. Mr. Von Deylen remains a director and is available to assist us on a consulting basis.

     In connection with Mr. Stout's engagement, we agreed to issue to Mr. Stout options for 300,000 shares of Class A common stock, half of which vest in 2001 and half of which vest in 2002.


     Also, in March, 2001, we agreed to repurchase from our executive officers an aggregate of 217,250 stock options which carried an exercise price of $16.00 per share. We paid such officers a price of $1.00 per option. The shares which were subject to such options are again available for future issuance under our 1994 Stock Incentive Plan.

                          UNION ACCEPTANCE CORPORATION
                      INDEX TO AUDITED FINANCIAL STATEMENTS


                                                                        Page

Consolidated Financial Statements:


         Report of Deloitte & Touche LLP, Independent Auditors..........F-2

         Report of KPMG LLP, Independent Auditors.......................F-3

         Consolidated Balance Sheets as of June 30, 2000 and 1999.......F-4

         Consolidated Statements of Earnings (Loss) for the Years
            Ended June 30, 2000, 1999 and 1998..........................F-4

         Consolidated Statements of Cash Flows for the Years
            Ended June 30, 2000, 1999 and 1998..........................F-6

         Consolidated Statements of Shareholders' Equity for the
            Years Ended June 30, 2000, 1999 and 1998....................F-7

         Notes to Consolidated Financial Statements.....................F-8

Independent Auditors' Report

Board of Directors
Union Acceptance Corporation
Indianapolis, Indiana

We have audited the accompanying consolidated balance sheets of Union Acceptance Corporation and Subsidiaries (the "Company") as of June 30, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Union Acceptance Corporation and Subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
July 21, 2000

The Board of Directors
Union Acceptance Corporation:


We have audited the accompanying consolidated statements of earnings (loss), shareholders' equity, and cash flows of Union Acceptance Corporation and Subsidiaries for the year ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Union Acceptance Corporation and Subsidiaries for the year ended June 30, 1998 in conformity with generally accepted accounting principles.

/s/ KPMG LLP

KPMG LLP
Indianapolis, IN
August 27, 1998

CONSOLIDATED FINANCIAL STATEMENTS:

CONSOLIDATED BALANCE SHEETS
AT JUNE 30,                                                                 2000              1999
(Dollars in thousands, except share data)
--------------------------------------------------------------------------------------------------------
Assets

Cash and cash equivalents                                                    $ 14,792           $ 8,088
Restricted cash                                                                13,010            12,215
Receivables held for sale, net                                                206,701           267,316
Retained interest in securitized assets                                       208,431           191,029
Accrued interest receivable                                                     1,727             2,035
Property, equipment, and leasehold improvements, net                            9,494             8,375
Other assets                                                                   23,983            25,868
                                                                         -------------    --------------

  Total Assets                                                              $ 478,138         $ 514,926
                                                                         =============    ==============

Liabilities and Shareholders' Equity

Liabilities
Amounts due under warehouse facilities                                      $ 152,235         $ 185,500
Long-term debt                                                                177,000           199,000
Accrued interest payable                                                        5,408             5,287
Amounts due to trusts                                                          14,487            13,152
Dealer premiums payable                                                         3,663             2,564
Current and deferred income taxes payable                                       9,740            16,022
Other payables and accrued expenses                                             5,576             3,922
                                                                         -------------    --------------

  Total Liabilities                                                           368,109           425,447
                                                                         -------------    --------------

Commitment and Contingencies (Note 11)                                              -                 -

Shareholders' Equity
Preferred Stock, without par value, authorized
  10,000,000 shares; none issued and outstanding                                    -                 -

Class A Common Stock, without par value,
  authorized 30,000,000 shares; 5,816,024 and 5,099,344 shares issued and outstanding at June 30, 2000 and
  June 30, 1999, respectively                                                  58,632            58,452

Class B Common Stock, without par value,
  authorized 20,000,000 shares; 7,461,608 and 8,150,266 shares issued and outstanding at June 30, 2000 and
  June 30, 1999, respectively                                                       -                 -

Accumulated other comprehensive earnings, net of income taxes                   3,564               199

Retained earnings                                                              47,833            30,828
                                                                         -------------    --------------

  Total Shareholders' Equity                                                  110,029            89,479
                                                                         -------------    --------------

  Total Liabilities and Shareholders' Equity                                $ 478,138         $ 514,926
                                                                         =============    ==============

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE YEARS ENDED JUNE 30,                                                   2000           1999            1998
(Dollars in thousands, except share data)
-------------------------------------------------------------------------------------------------------------------------
Interest on receivables held for sale                                         $37,461        $33,015        $27,871
Retained interest and other                                                    24,963         20,463         13,993
                                                                           ----------- -------------- --------------

   Total interest income                                                       62,424         53,478         41,864
Interest expense                                                               29,663         27,906         27,178
                                                                           ----------- -------------- --------------

   Net interest margin                                                         32,761         25,572         14,686
Provision for estimated credit losses                                           3,000          5,879          8,050
                                                                           ----------- -------------- --------------
   Net interest margin after provision
      for estimated credit losses                                              29,761         19,693          6,636

Gain (loss) on sales of receivables, net                                       16,883         19,133       (11,926)
Servicing fees                                                                 24,612         21,716         19,071
Late charges and other fees                                                     6,337          5,349          4,087
                                                                           ----------- -------------- --------------

Other revenues                                                                 47,832         46,198         11,232
                                                                           ----------- -------------- --------------

Salaries and benefits                                                          28,915         23,572         19,427
Other expenses                                                                 20,998         19,016         16,119
                                                                           ----------- -------------- --------------

Total operating expenses                                                       49,913         42,588         35,546
                                                                           ----------- -------------- --------------

Earnings (loss) before provision (benefit)
   for income taxes                                                            27,680         23,303       (17,678)
Provision (benefit) for income taxes                                           10,675          8,979        (7,856)
                                                                           ----------- -------------- --------------

Net earnings (loss)                                                           $17,005        $14,324       $(9,822)
                                                                           =========== ============== ==============

Net earnings (loss)  per common share (basic and diluted)                      $ 1.28         $ 1.08       $ (0.74)
                                                                           =========== ============== ==============

Basic weighted average number of common shares
     outstanding                                                           13,267,493     13,241,593     13,226,651
Dilutive effect of common stock options                                        25,777         12,053              -
                                                                           ----------- -------------- --------------
Diluted weighted average number of common shares
     outstanding                                                           13,293,270     13,253,646     13,226,651
                                                                           =========== ============== ==============

See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30,                                                        2000             1999             1998
(Dollars in thousands)
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
    Net earnings (loss)                                                           $   17,005         $ 14,324        $  (9,822)
      Adjustments to reconcile net earnings to net cash
      from operating activities:
         Acquisition of receivables held for sale, net of liquidations            (1,429,726)      (1,439,172)        (953,252)
         Dealer premiums paid, net on receivables held for sale                      (34,807)         (51,122)         (40,526)
         Proceeds from securitization of receivables held for sale                 1,484,500        1,288,071          948,114
         Gain on sales of receivables                                                (32,060)         (48,622)         (26,263)
         Proceeds on sale of interest-only strip                                           -            2,847           13,869
         Impairment of retained interest in securitized assets                         5,284           11,917           23,636
         Accretion of discount on retained interest in securitized assets            (23,594)         (18,337)          (7,269)
         Provision for estimated credit losses                                         3,000            5,879            8,050
         Amortization and depreciation                                                 4,050            4,688            4,689
         Restricted cash                                                                (794)           5,551           (1,111)
         Other assets and accrued interest receivable                                    236           (1,983)            (736)
         Amounts due to trusts                                                         1,335           (2,358)            (557)
         Other payables and accrued expenses                                          (4,403)           7,276           (3,383)
                                                                                 -------------  ---------------  ---------------
                   Net cash used in operating activities                              (9,974)        (221,041)         (44,561)
                                                                                 -------------  ---------------  ---------------

Cash flows from investing activities:
    Collections on retained interest in securitized assets
         and changes in spread accounts                                               75,590           65,034           39,513
    Capital expenditures                                                              (2,816)          (1,794)          (6,809)
                                                                                 -------------  ---------------  ---------------
                   Net cash provided by investing                                     72,774           63,240           32,704
                   activities
                                                                                 -------------  ---------------  ---------------

Cash flows from financing activities:
    Principal payment on long-term debt                                              (22,000)         (22,000)               -
    Stock options exercised                                                               93                2                -
    Net change in warehouse credit facilities                                        (33,265)         112,377           28,668
    Payment of borrowing fees                                                           (924)            (102)               -
                                                                                 -------------  ---------------  ---------------
                   Net cash provided by (used in) financing activities               (56,096)          90,277           28,668
                                                                                 -------------  ---------------  ---------------

Change in cash and cash equivalents                                                    6,704          (67,524)          16,811

Cash and cash equivalents, beginning of period                                         8,088           75,612           58,801
                                                                                 -------------  ---------------  ---------------

Cash and cash equivalents, end of period                                            $ 14,792          $ 8,088         $ 75,612
                                                                                 =============  ===============  ===============

Supplemental disclosures of cash flow information:
Income taxes paid                                                                   $ 19,338          $ 2,661             $ 22
                                                                                 =============  ===============  ===============
Interest paid                                                                       $ 28,545         $ 28,276         $ 24,332
                                                                                 =============  ===============  ===============

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2000, 1999 AND 1998
(Dollars in thousands, except per share data)


                                         Number of Common Stock                        Accumulated
                                           Shares Outstanding                             Other                           Total
                                     -------------------------------  Common          Comprehensive      Retained      Shareholders'
                                         Class A         Class B       Stock             Income          Earnings         Equity
                                     -----------------------------------------------------------------------------------------------
Balance at July 1, 1997                    4,016,788      9,200,000     $58,270          $ 2,252         $26,326        $86,848
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss:
Net loss                                           -              -           -                -         (9,822)        (9,822)
    Net unrealized gain on retained
       interest in securitized                     -              -           -            8,527               -          8,527
       assets
    Incomes taxes related to unrealized
       gain in securitized assets                  -              -           -          (3,170)               -        (3,170)
                                                                                                                 ---------------
Total comprehensive loss                                                                                                (4,465)
Grants of common stock                        14,694              -          90                -               -             90
Conversion of Class B Common Stock
    into Class A Common Stock                344,964      (344,964)           -                -               -              -
                                     ---------------- -------------------------- ---------------- ------------------------------

Balance at June 30, 1998                   4,376,446      8,855,036      58,360            7,609          16,504         82,473
--------------------------------------------------------------------------------------------------------------------------------

Comprehensive earnings:
Net earnings                                       -              -           -                -          14,324         14,324
    Net unrealized loss on retained
       interest in securitized                     -              -           -         (11,961)               -       (11,961)
       assets
    Incomes taxes related to unrealized
       loss in securitized assets                  -              -           -            4,551               -          4,551
                                                                                                                 ---------------
Total comprehensive earnings                                                                                              6,914
Grants of common stock                        17,778              -          90                -               -             90
Stock options exercised                          350              -           2                -               -              2
Conversion of Class B Common Stock
    into Class A Common Stock                704,770       (704,770)          -                -               -              -
                                     ---------------- -------------------------- ---------------- ------------------------------

Balance at June 30, 1999                   5,099,344      8,150,266      58,452              199          30,828         89,479
--------------------------------------------------------------------------------------------------------------------------------

Comprehensive earnings:
Net earnings                                       -              -           -                -          17,005         17,005
    Net unrealized gain on retained
       interest in securitized                     -              -           -            5,416               -          5,416
       assets
    Incomes taxes related to unrealized
       gain in securitized assets                  -              -           -          (2,051)               -        (2,051)
                                                                                                                 ---------------
Total comprehensive earnings                                                                                             20,370
Grants of common stock                        10,550              -          75                -               -             75
Stock options exercised                       17,472              -          93                -               -             93
Other                                              -              -          12                -               -             12
Conversion of Class B Common Stock
    into Class A Common Stock                688,658       (688,658)          -                -               -              -
                                     ---------------- -------------------------- ---------------- ------------------------------

Balance at June 30, 2000                   5,816,024      7,461,608     $58,632          $ 3,564         $47,833       $110,029
                                     ================ ========================== ================ ==============================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED JUNE 30, 2000, 1999 and 1998


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Union Acceptance Corporation ("UAC") and its subsidiaries (collectively, the "Company") is an Indiana corporation engaged primarily in the business of acquiring, securitizing, and servicing retail automobile installment sales contracts originated by dealerships affiliated with major domestic and foreign automobile manufacturers. The Company currently acquires receivables from a network of approximately 5,000 manufacturer-franchised automobile dealerships in 39 states.

The Company's indirect auto program focuses on acquiring one level of receivable quality. The Company acquires receivables from customers who exhibit a favorable credit profile ("Tier I") purchasing late model used and, to a lesser extent, new automobiles. The Company also acquired receivables from customers with adequate credit quality who would not qualify for the Company's Tier I credit quality criteria ("Tier II") until January 1, 1999 when the Company discontinued the acquisition of Tier II receivables. Tier II receivable acquisitions accounted for less than 1.0% of the receivable servicing portfolio during fiscal 1999, and 1.1% and 2.1% of the receivable servicing portfolio at June 30, 2000 and 1999, respectively.

Basis  of  Financial  Statement   Presentation  -  The  consolidated   financial
statements include the accounts of UAC and its wholly-owned subsidiaries:

o        Circle City Car Company
o        Performance Funding Corporation
o        Performance Securitization Corporation
o        UAC Boat Funding Corp.
o        UAC Finance Corporation
o        UAC Securitization Corporation
o        UAFC Corporation (formerly known as Union Acceptance Funding
         Corporation)
o        UAFC-1 Corporation
o        UAFC-2 Corporation
o        Union Acceptance Funding Corporation
o        Union Acceptance Receivables Corporation

All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and with the general practices of those in the consumer finance industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the valuation of Retained Interest in Securitized Assets, gain (loss) on sales of receivables and the allowance for credit losses.

Cash and Cash Equivalents - The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash - Restricted cash consists of funds held in reserve  accounts in
compliance   with  the  terms  of  the   Credit   Facilities'   agreements   and
securitization payahead accounts.

Receivables Held for Sale, Net - All receivables are held for sale and include automobile, light-truck, van, and other receivables including Dealer Premiums. Such receivables are packaged and sold through asset-backed securitization transactions and are carried at their principal amount outstanding plus Dealer Premiums (amortized cost) which approximates the lower of cost or market, net of unearned discount and the allowance for credit losses. Interest on these receivables is accrued and credited to interest income based upon the daily principal amount outstanding. The Company provides an allowance for credit losses from the date of origination to the date of securitization. The Company accrues interest on receivables until the earlier of an account being charged-off or becoming 120 days delinquent.

Receivables held for sale, net includes Dealer Premiums which are incentives paid to dealers in connection with the acquisition of receivables. Dealer
Premiums are capitalized and included as basis in the receivables and are charged to gain on sale of receivables, net at the time of sale. A portion of the Dealer Premiums is refundable by the dealer to the Company in the event of receivable prepayment or default.

Accrued Interest Receivable - Accrued interest receivable represents interest earned but not collected on receivables held for sale.

Property, Equipment, and Leasehold Improvements, Net - Property, equipment, and leasehold improvements are recorded at cost. Depreciation is determined primarily on accelerated methods over the estimated useful lives of the respective assets.

Retained Interest in Securitized Assets and Gain on Sale of Receivables - The Company acquires receivables with the intention of reselling them through securitizations. In the securitization transactions, the Company sells a portfolio of receivables to a wholly owned special purpose subsidiary ("SPS") which has been established for the limited purpose of buying and reselling the Company's receivables. The SPS transfers the same receivables to a trust vehicle (the "Trust"), which issues interest-bearing Asset-backed Securities. The securities are generally sold to investors in the public market. The Company provides credit enhancement for the benefit of the investors in various forms. The Credit enhancements utilized in recent securitizations has been in the form of a specific cash account ("Spread Account") held by the Trust and over collateralization. The Spread Account is required by the applicable servicing agreement to be maintained at specified levels and over collateralization.

At the closing of each Securitization, the Company allocates its basis in the receivables between the portion of the receivables sold through the certificates and the portion of the receivables retained from the Securitizations ("Retained Interest" and "Servicing Assets") based on the relative fair values of those portions at the date of the sale. The fair value is based upon the cash proceeds received for the receivables sold and the estimated fair value of the Retained Interest and if applicable, the Servicing Assets. Retained Interest consists of the discounted estimated cash flows to be received by the Company. Servicing Assets represent the present value benefit derived from retaining the right to service receivables securitized in excess of adequate servicer compensation. The excess of the cash received over the basis allocated to the receivables sold, less transaction costs, and hedging gains and losses, equals the net gain on sale of receivables recorded by the Company.

The Company receives base servicing fees for the servicing and collection of the receivables. The Company is entitled to the residual cash flows from the trust (Retained Interest) that represent collections on the receivables in excess of the amounts required to pay the principal and interest on the securities issued in the Securitization, the base servicing fees and certain other fees such as credit enhancement fees. In general, at the end of each collection period, the aggregate cash collections from the receivables are allocated first to the base servicing fees, then to the security holders for interest at the interest rate on the securities plus principal as defined in the applicable servicing agreement, and finally to the credit enhancement fees. If the amount of cash required for the above allocations exceeds the amount collected during the collection period, the shortfall is drawn from the Spread Account. If the cash collected during the period exceeds the amount necessary for the above allocations, and the related Spread Account is not at the required level, the excess cash collected is retained in the Spread Account until the specified level is achieved. The cash in the Spread Accounts is restricted from use by the Company with such amounts included as a component of the Retained Interest. In certain transactions, the Company chooses to "turbo" excess cash prior to bringing the Spread Account to required levels. The "turbo" feature provides for initial use of excess cash to reduce the principal balance of the Asset-backed Securities to a specified level. Once the required Spread Account level is achieved, the excess is released from the Trust to the Company. Cash held in the various Spread Accounts is invested in high quality liquid investment securities, as specified in the applicable servicing agreement. The specified credit enhancement levels are defined in the applicable servicing agreement as the Spread Account balance and turbo requirements expressed generally as a percentage of the original collateral principal balance.

The average of the interest rates received on the receivables exceeds the interest rates paid on the securities issued in the Securitization. Accordingly, the Retained Interest described above is a significant asset of the Company. In determining the fair value of the Retained Interest, the Company must estimate the future rates of net credit losses and credit loss severity, delinquencies and prepayments, as they impact the amount and timing of the estimated cash flows. The Company estimates prepayments by evaluating historical prepayment performance of comparable receivables and the impact of trends in the economy. The Company has used annual prepayment estimates ranging from 22.11% to 28.00% at June 30, 2000 on Tier I receivables. The Company estimates net credit losses and credit loss severity using available historical loss data for comparable receivables and the specific characteristics of the receivables purchased by the Company. The Company used net credit losses of 4.00% to 6.24% for Tier I receivables and 12.00% to 16.32% for Tier II receivables as a percentage of the original principal balance over the life of the receivables to value Retained Interest at June 30, 2000.

The Company records unrealized gains or losses attributable to the change in the fair value of the Retained Interest in each Securitization, which are recorded as "available-for-sale" securities, net of related income taxes, until realized. The unrealized gains or losses are recorded as "Accumulated other comprehensive income", in shareholders' equity. The Company is not aware of an active market for the purchase or sale of Retained Interest, and accordingly, the Company determines the estimated fair value of the Retained Interest by discounting the expected cash flows to be released from the Trust (the cash out method) using a discount rate which the Company believes is commensurate with the risks involved. Beginning in the fourth quarter of fiscal 1999, tiered discount rates were used based on a pool's specific risk factors up to 900 basis points over the applicable U.S. Treasury Rate. The Company utilized discount rates ranging from 9.11% to 15.38% on the estimated cash flows to be released from the Spread Account to value the Retained Interest at June 30, 2000. The weighted average discount rate used to value Retained Interest at June 30, 2000 and 1999 was 13.78% and 12.83% respectively.

An other than temporary impairment adjustment to the carrying value of the Retained Interest may be required if the present value of an individual Retained Interest (the pool by pool method), discounted at a risk free rate, is less than its carrying value. In addition, management evaluates and adjusts accordingly, if determined necessary, Retained Interest using a pool by pool method by reviewing current economic trends and trends in the assumptions to determine if the Retained Interest is other than temporarily impaired. Other than temporary impairment adjustments are recorded as a component of gain on sales of receivables, net.

In July 2000, the Emerging Issues Task Force ("EITF") finalized the provisions of EITF Issue No. 99-20, "Recognition of Interest Income and Impairment of Purchased and Retained Beneficial Interests in Securitized Financial Assets", ("EITF 99-20"). EITF 99-20 sets forth rules for recognizing interest income and determining when securities must be written down to fair value because of other than temporary impairments. EITF 99-20 will require the "prospective method" of adjusting the recognition of interest income when the anticipated cash flows have either increased or decreased. Anticipated cash flows can change as the result of factors such as prepayment rates and credit losses. Under the provisions of EITF 99-20, an other than temporary impairment must be recorded when the anticipated cash flows have decreased since the last estimate and the fair value of the Retained Interest is less than the carrying value.

The Company currently applies certain provisions of EITF Issue No. 93-18 "Recognition of Impairment for an Investment in a Collateralized Mortgage Obligation Instrument or in a Mortgage-Backed Interest-Only Certificate" ("EITF 93-18") regarding impairment. EITF 99-20 will no longer allow for temporary impairments which are based on fair values discounted at risk free rates.

The effective date for EITF 99-20 is January 1, 2001, with earlier adoption permitted. The write-down associated with the implementation of EITF 99-20 will be reported as a "cumulative effect of a change in accounting principle" and will be reported on a prospective basis. The Company anticipates adopting the provision of EITF 99-20 as of January 1, 2001. The Company has not evaluated the impact of this change.

Inventory - Inventories consist primarily of pre-owned vehicles valued at the lower of cost or market. Market is considered to be the current wholesale market value.

Servicing Assets - The Company receives base servicing fees, typically one percent of receivables serviced, for the servicing and collection of the receivables which is considered to be adequate servicer compensation. Servicing Assets are the Company's present value benefit derived from retaining the right to service receivables securitized in excess of adequate servicer compensation. When this occurs, the Company has recorded Servicing Assets at the time of the sale of receivables and has allocated the total cost of the receivables to the Servicing Asset retained and the receivables sold based on their relative fair values. Servicing assets are recognized as a component of gain on sale of receivables, net. Accretion of related discount to present value is recognized as a component of interest income.

Servicing Assets are carried at the lower of cost or fair value and are included in other assets. Other than temporary impairment is measured using the relative fair value of the individual Servicing Assets and recognized through a valuation allowance.

Servicing Fees - Servicing fees include the contractual fee, typically one percent of receivables serviced, earned from each trust.

Common Stock - In election of directors, the holders of Class B Common Stock are entitled to five votes per share, and Class A Common Stock are entitled to one vote per share. On all matters other than the election of directors, holders of Class B and A have one vote per share and vote as a single class.

The Company's charter provides that shares of Class B Common Stock convert automatically to shares of Class A Common Stock on a share-for-share basis upon transfer outside a prescribed group of initial holders and certain affiliates. Pursuant to such provision, 688,658; 704,770 and 344,964 shares of Class B Common Stock were converted to shares of Class A Common Stock during fiscal 2000, 1999 and 1998, respectively.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Amounts Due to Trusts - Amounts due to trusts represent monies collected but not paid to the trustee for principal and interest remittances as well as recovery payments in respect of securitized receivables. All amounts collected by the Company are remitted to the trustee within two business days, and subsequently distributed by the trustee to the investors, servicer, and credit enhancers on a monthly basis.

Derivative Financial Instruments - The Company uses derivative financial instruments as a means of managing the interest rate exposure of its fixed-rate receivables held for sale and forecasted receivable production through the estimated date of sale of such receivables in a Securitization and does not use them for trading purposes. Historically, Securitizations have occurred once a quarter. The derivative financial instruments are accounted for under the accrual method. Under this method the differential to be paid or received on instruments is recognized over the life of the agreements in interest expense. Changes in fair value of the interest rate swaps accounted for under the accrual method are not reflected in the accompanying consolidated financial statements. Since March 1999, the Company utilizes a hedging strategy that primarily consists of forward interest rate swaps having a maturity approximating the average maturity of the receivable production during the relevant period. At such time as a Securitization is committed, the interest rate swaps are terminated. Prior to March 1999, the Company used a hedging vehicle that included the execution of short sales of U.S. Treasury Notes having a maturity approximating the average maturity of the receivable production during the relevant period. Associated gains or losses on the terminated interest rate swaps are included in income at the time the designated receivables are sold and as such are included in the determination of the gain on sales of receivables. To qualify for such accounting, the interest rate swaps are designated to the receivables and alter the receivables' interest rate characteristics.

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), was issued in June 1998. The Statement as amended, is effective July 1, 2000. On July 1, 2000, the Company recorded a liability in "Other payables and accrued expenses" of approximately $1.3 million and a net of tax charge of approximately $400,000 to "Accumulated other comprehensive earnings" which was reported as a "Cumulated effect of a change in accounting principle" in the consolidated statement of shareholders' equity. The adoption of SFAS No. 133 did not have any impact on the income statement on July 1, 2000.

Earnings Per Share - Options to purchase shares of common stock are excluded from the calculation of Earnings Per Share ("EPS") assuming dilution when the exercise prices of these options are greater than the average market price of the common share during the period. The following chart indicates the numbers of options to purchase shares which were excluded from the calculation of EPS assuming dilution for the periods indicated:


                              For the years ended
                      2000           1999          1998
                   -----------   ------------   ----------
                      429,323        324,666      377,139



Segment Information - The Company determined it has a single reportable segment which is acquiring, securitizing and servicing retail automobile installment sales contracts originated by dealerships affiliated with major domestic and foreign automobile manufacturers. The single segment was determined based on management's approach to operating decisions, assessing performance and reporting of financial information.

Reclassification - Certain amounts for the prior periods have been reclassified to conform to the current presentation.

2.   RECEIVABLES HELD FOR SALE, NET

Receivables held for sale, net are as follows (in thousands) at:

                                                       June 30,
                                                2000             1999
                                              -----------    -------------

Principal balance of Tier I receivables        $ 202,167        $ 260,857
Principal balance of Tier II receivables           1,656              886
Dealer Premiums                                    5,369            8,209
Allowance for credit losses                       (2,978)          (2,754)
Other                                                487              118
                                              ----------        ---------
                                              $  206,701        $ 267,316
                                              ==========        =========



Activity in the allowance for credit losses on receivables held for sale (in thousands):

                                                   Year ended June 30,
                                             2000         1999          1998
                                           ----------  ------------  -----------

Balance at the beginning of the period       $ 2,754       $ 1,916         $780
    Charge-offs                              (5,638)       (7,708)     (10,635)
    Recoveries                                 2,862         2,667        3,721
    Provision for estimated credit losses      3,000         5,879        8,050
                                           ----------  ------------  -----------
Balance at the end of the period             $ 2,978       $ 2,754      $ 1,916
                                           ==========  ============  ===========


Notional amounts and unrealized gain (losses) related to outstanding hedges are as follows (in thousands) at:

                                                              June 30,
                                                        2000           1999
                                                    ------------    -----------
Notional amounts outstanding                           $426,477      $438,250
Unrealized gains (losses) on hedging transactions      $ (1,320)       $1,127



The Company had four interest rate swap agreements outstanding at June 30, 2000 with notional amounts totaling $426.5 million with maturity dates ranging from February to September 2006. With these interest rate swap agreements, the Company is paying a weighted average fixed rate of 6.93% and receiving a weighted average variable receivable rate of 6.54%. The agreements outstanding at June 30, 2000 were for existing receivables outstanding of $206.7 million and projected future acquisitions of $219.8 million.

The net realized gain/(loss) on derivative financial instruments were approximately $5.3 million, ($3.2 million), and ($2.7 million) during fiscal 2000, 1999, and 1998, respectively, and are recorded as a component of the gain on sale of receivables, net.

3.   SERVICED RECEIVABLES

The principal balance of receivables serviced are as follows (in thousands) at:

                                                     June 30,
                                             2000              1999
                                         --------------   ---------------
Receivables held for sale:
   Tier I (net of unearned discount)          $202,167         $ 260,857
   Tier II (net of unearned discount)            1,656               886
   Other                                            82                91
                                         --------------   ---------------
                                               203,905           261,834
Securitized receivables:
   Tier I                                    2,645,983         2,203,509
   Tier II                                      30,672            52,906

Other receivables serviced                         555               821
                                         --------------   ---------------
                                           $ 2,881,115        $2,519,070
                                         ==============   ===============

Certain characteristics of receivables serviced are as follows (in thousands) at:

                                                              June 30,
                                                       2000           1999
                                                     -----------   ------------
Weighted averaged interest rate (Tier I)                  13.30%         13.08%
Weighted average interest rate (Tier II)                  18.52%         18.75%
Average receivable balance (Tier I)                     $12,082        $11,529
Average receivable balance (Tier II)                     $8,334         $9,750
Weighted Average term remaining (Tier I) (months)          57.6           57.2
Weighted Average term remaining (Tier II) (months)         34.3           42.9


During fiscal 2000, receivable acquisitions relating to customers who reside in Texas, North Carolina, and California totaled 10.9%, 10.6% and 10.5%, respectively, of all receivables acquired. At June 30, 2000, customers who reside in Texas, North Carolina and California totaled 12.5%, 10.9% and 9.7%, respectively, of the receivable servicing portfolio. A significant adverse change in the economic climate in Texas, North Carolina, California or other states could potentially result in fewer receivables acquired as well as impact the recoverability of Retained Interest. No individual dealer or group of affiliated dealers accounted for more than 2.1% of the Company's receivable acquisitions during the year ended June 30, 2000.

4.   PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

         Property, equipment, and leasehold improvements, net are as follows (in thousands) at:

                                             June 30,
                                      2000            1999
                                   ------------    ------------
Building                              $4,376          $4,372
Leasehold improvements                 1,487             553
Land                                     416             367
Equipment                              9,067           7,447
Accumulated depreciation              (5,852)         (4,364)
                                      ------          ------
                                      $9,494          $8,375
                                      ======          ======


5.   RETAINED INTEREST IN SECURITIZED ASSETS

The carrying amount of retained interest in securitized assets is as follows (in thousands) at:

                                                                June 30,
                                                            2000        1999
                                                         ----------  -----------

Estimated gross interest spread from receivables,
  net of estimated prepayments and fees                   $ 287,661   $ 247,802
Estimated dealer premium rebates refundable                  18,133      22,923
Estimated credit losses on securitized receivables         (119,003)   (104,448)
Accelerated principal (1)                                    24,082         885
Spread accounts                                              58,663      69,921
Discount to present value                                   (61,105)    (46,054)
                                                         ----------  -----------
                                                          $ 208,431   $ 191,029
                                                         ==========  ===========

Outstanding balance of securitized receivables serviced  $2,676,655  $2,256,415
                                                         ==========  ===========

Estimated credit losses as a percentage of
  securitized receivables serviced                            4.45%       4.63%

(1)  Also referred to as "turbo", see Note 1 for further discussion.

Retained interest in securitized assets activity is as follows (in thousands):

                                                     Year ended June 30,
                                               2000         1999        1998
                                              ---------   ---------   ----------

Balance at beginning of period                $191,029     $171,649    $170,791
Amounts capitalized (including estimated
  dealer rebates)                               69,266       89,955      56,082
Collections                                    (87,529)     (67,671)    (35,938)
Accretion of discount                           23,594       18,337       7,269
Change in accelerated principal                 23,197          885           -
Change in spread accounts                      (11,258)       1,752      (3,575)
Other than temporary impairments                (5,284)     (11,917)    (23,636)
Change from cash-in to cash-out                      -            -      (7,871)
Net change in unrealized gain (loss)             5,416      (11,961)      8,527
                                              --------     --------    --------

Balance at end of period                      $208,431     $191,029    $171,649
                                              ========     ========    ========




Spread account activity is as follows (in thousands):


                                                        Year ended June 30,
                                                      2000             1999
                                                   -----------     ------------
Balance at beginning of period                        $69,921          $68,169
Excess cash flows deposited to spread accounts         48,851           50,788
Initial spread account deposits                         5,125            2,011
Interest earned on spread accounts                      3,372            3,313
Less: excess cash flows released to the Company      (68,606)         (54,360)
                                                   -----------     ------------
Balance at end of period                              $58,663          $69,921
                                                   ===========     ============


The weighted average yield on spread accounts was 5.69% and 4.75% for the years ended June 30, 2000 and 1999, respectively. The weighted average yield at June 30, 2000 and 1999 was 6.46% and 4.79%, respectively.

Because of trends with respect to credit loss and delinquency and their effects on the valuation of the retained interest in securitized assets, the Company recorded pre-tax charges of $5.3 million, $11.9 million and $23.6 million for the other than temporary impairment of the retained interest in securitized assets during fiscal 2000, 1999 and 1998, respectively. During the fourth quarter of fiscal 1999, the Company refined its methodology of determining discount rates used to calculate the gain on sale of receivables and value Retained Interest. This change in estimate reduced the fair value of retained interest in securitized assets by $11.8 million as of June 30, 1999, and had the effect of reducing fiscal 1999 net earnings by $3.1 million pre-tax ($1.9 million net of taxes) or $0.15 per share (basic and diluted).

6.   OTHER ASSETS

Other assets are as follows (in thousands) at:

                                               June 30,
                                         2000            1999
                                   --------------     -----------

Repossessed assets                     $ 7,808           $ 5,086
Accrued servicing fees                   7,717             6,243
Servicing assets                         1,201             2,719
Deferred borrowing fees                  1,845             1,596
Income taxes refundable                  1,265             5,000
Advance of delinquent interest           1,389             1,117
Other                                    2,758             4,107
                                   ------------       -----------
                                      $ 23,983          $ 25,868
                                   ============       ===========




7.   AMOUNTS DUE UNDER WAREHOUSE FACILITIES AND WORKING CAPITAL LINE

At June 30, 2000 and 1999, the Company, through its wholly owned special-purpose subsidiaries, had borrowing arrangements with a financial institution which provided for two and one, respectively, revolving Credit Facilities with an aggregate borrowing capacity of $550.0 million at June 30, 2000 and $450.0 million at June 30, 1999. The second Credit Facility was added during the quarter ended June 30, 2000 and the existing facility was modified. During August 2000, an additional Credit Facility through a different financial institution was added bringing the total borrowing capacity to $750.0 million. Borrowings under the current Credit Facilities are collateralized by certain receivables held for sale. Outstanding borrowings of the Credit Facilities were $152.2 and $185.5 million at June 30, 2000 and 1999, respectively. At June 30, 2000 and 1999, an additional $47.1 million and $67.2 million, respectively, was available to borrow based on the outstanding principal balance of eligible receivables, respectively. The weighted average cost of funds including the prefunded amount, net of income earned, of the Facility(s) for the years ended June 30, 2000 and 1999, was 5.78% and 5.09%, respectively.

The cost of funds includes a variable interest rate on the outstanding commercial paper, fees on the used and unused portions of the Facility(s), and the amortization of prepaid warehouse fees. The largest portion of the cost of funds related to the Facility(s) is the variable rate interest on the commercial paper issued by the financing conduit. Upfront warehouse fees are non-recurring costs related to the initial set-up of the Facility.

The Credit Facilities generally have terms of one year. Selected information about the Credit Facilities is shown below:

      Credit Facility                 Outstanding                Expiration
         Capacity                  at June 30, 2000                Date
---------------------------    -------------------------    ------------------
      (in millions)
           $ 350                       $ 152.2                  August 2000
           $ 200                         None                    March 2001
           $ 200                         N/A                    August 2001


In June 2000, the Company established a working capital line of credit for $15.0 million. This line of credit is unsecured and is available to fund short-term cash flow needs of the Company. The facility has a one year term and the entire amount was available for use at June 30, 2000.

8.   LONG-TERM DEBT

In connection with the Company's initial public offering in August 1995, the Company issued, in a private placement, $110.0 million principal amount of 8.53% Senior Notes due 2002. Interest on the Senior Notes is payable semi-annually on February 1 and August 1 of each year with annual principal payments of $22.0 million on August 1.

In April 1996, the Company issued, in a private placement, $46.0 million 9.99% Senior Subordinated Notes due 2003. Interest on the Senior Subordinated Notes is payable quarterly on March 30, June 30, September 30 and December 30 of each year.

In March 1997, the Company issued, in a private placement, $50.0 million Series A 7.75% Senior Notes due 2002 and $15.0 million Series B 7.97% Senior Notes due 2002. Interest on the Senior Notes is payable semi-annually on March 15 and September 15 of each year, with a principal reduction of $21.7 million on March 15, 2002.

All of the above mentioned Senior Notes and Senior Subordinated Notes are redeemable, in whole or in part, at the option of the Company, in a principal amount not less than $1.0 million, together with accrued and unpaid interest to the date of redemption and a yield-maintenance premium as defined in the respective note agreements.

The following chart shows interest expense related to long-term debt.

                       For the year ended June 30,
                  2000            1999            1998
              -------------   ------------    ------------
                             (in thousands)
                   $16,147        $17,817         $19,485

Scheduled contractual maturities of long-term debt at June 30, 2000 follows:

2001                                                              $22,000
2002                                                               43,667
2003                                                              111,333
                                                             -----------------
Total                                                            $177,000
                                                             =================



9.   INCOME TAXES

Amounts currently payable/(refundable) at June 30, 2000 and 1999 were $(.5) million and $6.3, respectively.

The composition of income tax expense (benefit) is as follows (in thousands):

                                                Year ended June 30,
                                       2000           1999           1998
                                   ------------    -----------    -----------

Current tax expense (benefit)         $ 12,421        $ (922)       $(9,863)
Deferred tax expense (benefit)         (1,746)          9,901          2,007
                                   ------------    -----------    -----------
                                      $ 10,675         $8,979       $(7,856)


The effective income tax rate differs from the statutory federal corporate rate as follows:

                                                 Year ended June 30,
                                          2000           1999           1998
                                      ------------    -----------    -----------

Statutory rate                              35.0%          35.0%          35.0%
     State income taxes                      3.2%           3.2%           3.2%
     Change in commercial domicile           0.0%           0.0%           4.9%
     Other                                   0.4%           0.3%           1.3%
                                      ------------    -----------    -----------
Effective rate                              38.6%          38.5%          44.4%



The composition of deferred income taxes payable is as follows (in thousands):

                                                             June 30,
                                                       2000           1999
                                                    -----------    -----------
Deferred tax assets:
     Allowance for estimated credit losses              $1,156         $1,052
     Mark to market and allowance for
       credit losses                                     3,833          2,450
                                                    -----------    -----------
                                                         4,989          3,502

Deferred tax liabilities:
     Retained interest in securitized                    1,153         10,875
     assets
     Gain on securitizations                            11,989          2,528
     Depreciation and Amortization                           2              -
     Unrealized gain (loss) on retained interest
       in securitized assets                             2,102          (204)
                                                    -----------    -----------
                                                        15,246         13,199

                                                    -----------    -----------
Deferred income taxes payable                          $10,257         $9,697
                                                    ===========    ===========



The Company believes the deferred tax assets will more likely than not be realized due to the reversal of deferred tax liabilities and expected future taxable income. Accordingly, no deferred tax asset valuation allowance has been established.

10.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated carrying values, fair values and various methods and assumptions used in valuing the Company's financial instruments as of June 30, 2000 and 1999 are set forth below:

                                                          2000                            1999
                                              -----------------------------   -----------------------------
                                                Carrying          Fair          Carrying          Fair
                                                 Value           Value           Value           Value
                                              -------------   -------------   -------------   -------------
                                                                  (Dollars in thousands)

Financial Assets:
   Cash and cash equivalents                       $14,792         $14,792          $8,088          $8,088
   Restricted cash                                  13,010          13,010          12,215          12,215
   Retained interest in securitized assets         208,431         208,431         191,029         191,029
   Receivables held for sale, net                  206,701         209,404         267,316         274,180
   Accrued interest receivable                       1,727           1,727           2,035           2,035

Financial Liabilities:
   Amounts due under warehouse
      facilities                                   152,235         152,235         185,500         185,500
   Long-term debt                                  177,000         167,046         199,000         175,620
   Accrued interest payable                          5,408           5,408           5,287           5,287

Off-Balance Sheet Derivatives:
   Interest rate swap                             n/a              (1,320)        n/a                1,127


The carrying value approximates fair value due to the nature of these accounts for the following accounts: cash and cash equivalents, restricted cash, accrued interest receivable, amounts due under warehouse facilities and accrued interest payable.

The fair value of receivables held for sale, net, is computed by assuming such receivables had been securities as of year end and estimating the discounted future net cash flows using historical prepayment, loss and discount rates.

The fair value of retained interest in securitized assets is determined by discounting the expected cash flows released from the spread account using a discount rate which the Company believes is commensurate with the risks involved. An allowance for estimated credit losses is established using information from scoring models and available historical loss data for comparable receivables and the specific characteristics of the receivables purchased by the Company. Discount rates utilized are based upon current market conditions, and prepayment assumptions are based on historical performance experience of comparable receivables and the impact of trends in the economy.

The fair value of long-term debt is determined by discounting the scheduled loan payments to maturity using rates that are believed to be currently available for debt of similar terms and maturities.

The fair value of the interest rate swap is the estimated amount the Company would have to pay to enter into equivalent agreements at June 30, 2000 and 1999, with the counterparty to the swap agreements. See Note 1 regarding changes in the Company's accounting for derivative financial instruments effective July 1, 2000.

11.   COMMITMENTS AND CONTINGENCIES

Future minimum payments under noncancelable operating leases on premises and equipment with terms of one year or more as of June 30, 2000 are as follows:

                                           (In thousands)
2001                                             $984
2002                                              975
2003                                              973
2004                                                7
Thereafter                                          -
                                           -----------

Total                                         $ 2,939
                                           ===========



These agreements include, in certain cases, various renewal options and contingent rental agreements. Rental expense for premises and equipment amounted to approximately $2.1 million, $2.1 million, and $1.9 million for the years ended June 30, 2000, 1999 and 1998, respectively. A majority of the rental expense relates to the lease of the Company's principal offices from an affiliate.

The Company is subject to litigation arising from time to time in the ordinary course of business and of a type and scope common for participants in the consumer finance industry. The Company has been named a defendant in a number of civil suits. The majority of these cases have involved circumstances in which a vehicle buyer has alleged a problem with the vehicle that secures the buyer's obligations under the retail installment sales contract acquired by the Company. Although the Company does not make any representation or warranty respecting the vehicle nor is it deemed to have made any implied warranties as a result of it being the holder of the contract, it is, under applicable FTC rules and most state laws, subject to all claims and defenses which the debtor could assert against the seller of the vehicle. Therefore, the buyer typically names the dealer and the Company in such actions.

The Company has also, on occasion, been sued by a buyer for the Company's own alleged wrongful conduct or its alleged participation in the wrongful conduct of a dealer. The majority of these cases have involved allegations of wrongful conduct in connection with a repossession, participation in some fraud or other wrongful conduct of a dealer or a technical violation of Regulation Z or an applicable state statute. (For a further discussion of Regulation Z, see "Item 1, Business - Regulation.") Most of these suits are individual actions and would not result in any material liability even if the buyer was successful. However, buyers occasionally purport to bring an action on behalf of a class of buyers. No such actions are currently pending.

12.   STOCK-BASED COMPENSATION

The Company has two stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations in accounting for the plan. Had compensation cost been determined based on the fair value at the grant date for awards under those plans consistent with the method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except share data):

                                                      June 30,

                                           2000         1999        1998
Net earnings (loss):
        As reported                      $17,005     $ 14,324     $ (9,822)
        Pro forma                         16,424       13,546      (10,951)

Net earnings (loss) per common share
   (basic and diluted):
        As reported                      $  1.28     $   1.08     $  (0.74)
        Pro forma                           1.24         1.02        (0.83)


The Union Acceptance Corporation 1994 Incentive Stock Plan ("1994 Plan") and the Union Acceptance Corporation 1999 Incentive Stock Plan ("1999 Plan") are the Company's long-term incentive plans for directors, executive officers and other key employees. The plans authorize the Company's Compensation Committee to award executive officers and other key employees incentive and non-qualified stock options and restricted shares of Class A Common Stock. A total of 500,000 shares of Class A Common Stock have been reserved for issuance under the 1994 Plan, of which options for 271,875 shares of Class A Common Stock were granted at an issue price of $16 per share (basic and diluted, a portion of which were subsequently repriced as herein discussed) to senior officers upon consummation of the Company's initial public offering of the Class A Common Stock. A total of 300,000 shares of Class A Common Stock have been reserved for issuance under the 1999 Plan.

Options or other grants to be received by executive officers or other employees in the future are within the discretion of the Company's Compensation Committee, although options under the 1999 Plan may be granted by the full board of directors. Stock options granted under the Plan are exercisable at such times (up to ten years from the date of grant) and at such exercise prices (not less than 85% of the fair market value of the Class A Common Stock at date of grant) as the Committee determines and will, except in limited circumstances, terminate if the grantee's employment terminates prior to exercise. The outstanding options' maximum term is ten years. The majority of options vest over a period of five years, with one-fifth becoming exercisable on each anniversary of the option grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model using the following weighted average assumptions:


                                            Year ended June 30,
                                2000               1999               1998
                           ---------------     --------------     --------------
Dividend yield                         -                  -                  -
Expected volatility                56.14%             55.04%            100.00%
Risk-free interest rate             5.88%              4.85%              5.45%
Expected lives                   10 years           10 years           10 years



In November 1998, the Company's Compensation Committee approved a repricing of the outstanding option grants of all non-executive officers. There were no changes to the number of options granted or the vesting schedule. A total of 116,425 option grants with a weighted average exercise price of $14.28 were repriced.

A summary of the status of the Company's stock option plans as of June 30, 2000, 1999 and 1998 and changes during the years then ended is presented below:

                                     2000                          1999                           1998
                           ---------------------------   ---------------------------    --------------------------
                                           Weighted                      Weighted                       Weighted
                                            Average                       Average                       Average
                                           Exercise                      Exercise                       Exercise
                             Shares          Price         Shares          Price          Shares         Price
                           -----------    ------------   ------------   ------------    -----------    -----------

Options outstanding
  at beginning of year        414,665         $ 11.28        368,675        $ 14.86        314,485        $ 16.02
Options granted                59,500            7.00         48,700           5.31         74,000           9.69
Options reacquired                  -               -      (116,425)          14.28              -              -
Options granted
   (repriced)                       -               -        116,425           5.31              -              -
Options exercised            (17,472)            5.31          (350)           5.31              -              -
Options canceled                (400)            5.31        (2,360)           5.31       (19,810)          14.63
                           -----------    ------------   ------------   ------------    -----------    -----------

Options outstanding
  at end of year              456,293         $ 10.96        414,665        $ 11.28        368,675        $ 14.86

Weighted average fair
  value of options granted
  during the year              $ 5.10                         $ 3.47                        $ 8.86


The following table summarizes information about stock options outstanding at June 30, 2000:

                 OPTIONS OUTSTANDING                                      OPTIONS EXERCISABLE
-------------------------------------------------------    ----------------------------------------------------

                       Weighted           Weighted
    Average            Average            Remaining           Average                               Average
   Exercise             Number           Contractual         Exercise            Number           Exercisable
     Price           Outstanding       Life (in years)         Price           Exercisable           Price
----------------    ---------------    ----------------    --------------    ----------------    --------------

      $5.31                144,543          6.70                 $5.31              71,930             $5.31
      $7.00                 59,500          9.10                 $7.00               7,500             $7.00
      $9.69                 35,000          7.10                 $9.69              10,000             $9.69
     $16.00                217,250          5.20                $16.00             162,312            $16.00
                    ---------------    ----------------    ------------       -------------        ----------

                           456,293           6.3                                   251,742            $12.43
                    ---------------    ----------------                       -------------        ----------

In addition to the options outstanding at June 30, 2000, there were 400 shares in the 1994 Plan and 265,675 shares in the 1999 Plan of Class A Common Stock available for future grants or awards.

The 1994 Plan and 1999 Plan also provide that each director of the Company who is not an executive officer is automatically granted shares of Class A Common Stock with a fair value of $15,000 following each annual meeting of shareholders. Shares so granted under the 1994 Plan have a six-month period of restriction during which they may not be transferred; shares so granted under the 1999 Plan are not subject to said restriction.

Certain information regarding the plans are presented in the following table:

                                             Year ended June 30,
                                2000              1999                1998
                           --------------     ------------     ---------------
1994 Plan shares granted             725           17,778              14,694
1999 Plan shares granted           9,825                -                   -

Compensation cost                $75,000          $90,000             $90,000



In February 2000, the Company's directors approved the Union Acceptance Corporation Employee Stock Purchase Plan ("Stock Purchase Plan"). The Stock Purchase Plan provides a means for employees to purchase shares of Class A Common Stock at market prices current at the time of purchase through regular payroll deductions. As an additional benefit, the Company will contribute an amount equal to 10% (subject to change at the discretion of the Company's directors) of the employee's payroll deductions.

13.   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                    Selected Quarterly Financial Information
                 For Quarters in the Fiscal Year Ended June 30,

                                                                          Year ended June 30, 2000
                                                   First            Second            Third            Fourth            Total
                                               ---------------   --------------   ---------------   --------------   ---------------
                                                                (Dollars in thousands, except per share amounts)
Interest on receivables held for sale                 $ 8,145          $ 6,684           $ 8,221         $ 14,411          $ 37,461
Retained interest and other                             5,728            6,442             6,704            6,089            24,963
                                               ---------------   --------------   ---------------   --------------   ---------------
 Total interest income                                 13,873           13,126            14,925           20,500            62,424
Interest expense                                        6,564            6,179             6,805           10,115            29,663
                                               ---------------   --------------   ---------------   --------------   ---------------
 Net interest margin                                    7,309            6,947             8,120           10,385            32,761
Provision for estimated credit losses                     750              665               840              745             3,000
                                               ---------------   --------------   ---------------   --------------   ---------------
 Net interest margin after provision
for estimated credit losses                             6,559            6,282             7,280            9,640            29,761
                                               ---------------   --------------   ---------------   --------------   ---------------

Gain on sales of receivables, net                       6,530            1,261             2,754            6,338            16,883
Servicing fees                                          6,068            6,188             6,217            6,139            24,612
Late charges and other fees                             1,505            1,508             1,667            1,657             6,337
                                               ---------------   --------------   ---------------   --------------   ---------------
 Other revenues                                        14,103            8,957            10,638           14,134            47,832
                                               ---------------   --------------   ---------------   --------------   ---------------

Salaries and benefits                                   6,927            6,737             7,354            7,897            28,915
Other general and administrative fees                   4,914            4,993             5,215            5,876            20,998
                                               ---------------   --------------   ---------------   --------------   ---------------
Total operating expenses                               11,841           11,730            12,569           13,773            49,913
                                               ---------------   --------------   ---------------   --------------   ---------------
Earnings before provision
for income taxes                                        8,821            3,509             5,349           10,001            27,680
Provision for income taxes                              3,402            1,361             2,065            3,847            10,675
                                               ---------------   --------------   ---------------   --------------   ---------------
Net earnings                                          $ 5,419          $ 2,148           $ 3,284          $ 6,154          $ 17,005
                                               ===============   ==============   ===============   ==============   ===============

Net earning per common
share (basic and diluted)                             $ 0.41           $ 0.16            $ 0.25           $ 0.46            $ 1.28
                                               ===============   ==============   ===============   ==============   ===============

Basic weighted average common shares
outstanding                                        13,250,660       13,264,379        13,277,632       13,277,632        13,267,493

Diluted weighted average common
shares outstanding                                 13,295,546       13,308,923        13,294,314       13,277,632        13,293,270



                                                                           Year ended June 30, 1999
                                                   First            Second            Third            Fourth            Total
                                               ---------------   --------------   ---------------   --------------   ---------------
                                                                (Dollars in thousands, except per share amounts)
Interest on receivables held for sale                 $ 8,251          $ 6,938           $ 8,087          $ 9,739          $ 33,015
Retained interest and other                             5,632            5,195             4,875            4,761            20,463
                                               ---------------   --------------   ---------------   --------------   ---------------
 Total interest income                                 13,883           12,133            12,962           14,500            53,478
Interest expense                                        7,105            6,496             6,996            7,309            27,906
                                               ---------------   --------------   ---------------   --------------   ---------------
 Net interest margin                                    6,778            5,637             5,966            7,191            25,572
Provision for estimated credit losses                   2,325            1,275             1,225            1,054             5,879
                                               ---------------   --------------   ---------------   --------------   ---------------
 Net interest margin after provision
for estimated credit losses                             4,453            4,362             4,741            6,137            19,693
                                               ---------------   --------------   ---------------   --------------   ---------------

Gain on sales of receivables, net                       2,706            4,087             6,386            5,954            19,133
Servicing fees                                          4,953            5,469             5,601            5,693            21,716
Late charges and other fees                             1,206            1,173             1,442            1,528             5,349
                                               ---------------   --------------   ---------------   --------------   ---------------
 Other revenues                                         8,865           10,729            13,429           13,175            46,198
                                               ---------------   --------------   ---------------   --------------   ---------------

Salaries and benefits                                   5,670            5,453             6,328            6,121            23,572
Other general and administrative fees                   4,321            4,856             4,913            4,926            19,016
                                               ---------------   --------------   ---------------   --------------   ---------------
Total operating expenses                                9,991           10,309            11,241           11,047            42,588
                                               ---------------   --------------   ---------------   --------------   ---------------
Earnings before provision
for income taxes                                        3,327            4,782             6,929            8,265            23,303
Provision for income taxes                              1,270            1,859             2,665            3,185             8,979
                                               ---------------   --------------   ---------------   --------------   ---------------
Net earnings                                          $ 2,057          $ 2,923           $ 4,264          $ 5,080          $ 14,324
                                               ===============   ==============   ===============   ==============   ===============

Net earning per common
share (basic and diluted)                              $ 0.16           $ 0.22            $ 0.32           $ 0.38            $ 1.08
                                               ===============   ==============   ===============   ==============   ===============

Basic weighted average common shares
outstanding                                        13,231,482       13,236,313        13,249,260       13,249,571        13,241,593

Diluted weighted average common
shares outstanding                                 13,231,482       13,236,313        13,277,130       13,281,142        13,253,646

                          UNION ACCEPTANCE CORPORATION
                         INDEX TO UNAUDITED CONSOLIDATED
                         CONDENSED FINANCIAL STATEMENTS


                                                                        Page
Consolidated Condensed Financial Statements (unaudited):


         Consolidated Condensed Balance Sheets as of
         March 31, 2001 and June 30, 2000...............................F-26

         Consolidated Condensed Statements of Earnings
         for the Three and Nine Months Ended March 31, 2001 and 2000....F-27

         Consolidated Condensed Statements of Cash Flows for the
         Nine Months Ended March 31, 2001 and 2000......................F-28

         Consolidated Condensed Statement of Shareholders'
         Equity for the Nine Months Ended March 31, 2001................F-29

         Notes to Consolidated Condensed Financial Statements...........F-30


Union Acceptance Corporation and Subsidiaries
Consolidated Condensed Balance Sheets
(Dollars in thousands, except share data)
(Unaudited)
                                                                         March 31,         June 30,
Assets                                                                     2001              2000
                                                                         ---------        ---------
Cash and cash equivalents                                                $   5,329        $  14,792
Restricted cash                                                              7,761           13,010
Receivables held for sale, net                                             127,312          206,701
Retained interest in securitized assets                                    266,115          208,431
Accrued interest receivable                                                  1,028            1,727
Property, equipment, and leasehold improvements, net                         9,511            9,494
Other assets                                                                27,082           23,983
                                                                         ---------        ---------

Total Assets                                                             $ 444,138        $ 478,138
                                                                         =========        =========

Liabilities and Shareholders' Equity

Liabilities
-----------
Notes payable                                                            $ 122,022        $ 152,235
Long-term debt                                                             155,000          177,000
Accrued interest payable                                                     2,028            5,408
Amounts due to trusts                                                       16,717           14,487
Dealer premiums payable                                                        711            3,663
Current and deferred income taxes payable                                   11,694            9,740
Other payables and accrued expenses                                         12,431            5,576
                                                                         ---------        ---------

Total Liabilities                                                          320,603          368,109
                                                                         ---------        ---------

Commitment and Contingencies                                                     -                -

Shareholders' Equity
--------------------
 Preferred Stock, without par value, authorized
   10,000,000 shares; none issued and outstanding                                -                -

 Class A Common Stock, without par value, authorized 30,000,000 shares;
   5,833,048 and 5,816,024 shares issued and
   outstanding at March 31, 2001 and June 30, 2000, respectively            58,733           58,632

 Class B Common Stock, without par value, authorized 20,000,000 shares;
   7,461,608 shares issued and outstanding
   at March 31, 2001 and June 30, 2000                                           -                -

  Accumulated other comprehensive earnings, net of income taxes              3,611            3,564
  Retained earnings                                                         61,191           47,833
                                                                         ---------        ---------

 Total Shareholders' Equity                                                123,535          110,029
                                                                         ---------        ---------

  Total Liabilities and Shareholders' Equity                             $ 444,138        $ 478,138
                                                                         =========        =========

See accompanying notes to consolidated condensed financial statements.


Union Acceptance Corporation and Subsidiaries
Consolidated Condensed Statements of Earnings
(Dollars in thousands, except share data)
(Unaudited)


                                                             Three Months Ended           Nine Months Ended
                                                                  March 31,                   March 31,
                                                          --------------------------  --------------------------
                                                             2001          2000          2001          2000
                                                          ------------  ------------  ------------  ------------


Interest on receivables held for sale                      $   10,727    $    8,221    $   35,951    $   23,050
Retained interest and other                                     8,379         6,704        23,684        18,874
                                                          ------------  ------------  ------------  ------------

   Total interest income                                       19,106        14,925        59,635        41,924
Interest expense                                                8,903         6,805        28,422        19,548
                                                          ------------  ------------  ------------  ------------

   Net interest margin                                         10,203         8,120        31,213        22,376
Provision for estimated credit losses                             300           840         2,525         2,255
                                                          ------------  ------------  ------------  ------------
   Net interest margin after provision
     for estimated credit losses                                9,903         7,280        28,688        20,121
                                                          ------------  ------------  ------------  ------------

Gain on sales of receivables, net                              12,880         2,754        28,552        10,545
Loss on interest rate swaps on securitized receivables        (10,475)            -       (19,361)            -
Gain (loss) on interest rate swaps on held for sale
  receivables                                                   3,122             -        (1,587)            -
Servicing fees                                                  7,805         6,217        22,150        18,473
Late charges and other fees                                     1,924         1,667         5,390         4,680
                                                          ------------  ------------  ------------  ------------

  Other revenues                                               15,256        10,638        35,144        33,698
                                                          ------------  ------------  ------------  ------------

Salaries and benefits                                           8,814         7,354        25,222        21,018
Other general and administrative expenses                       6,017         5,215        17,457        15,122
                                                          ------------  ------------  ------------  ------------

  Total operating expenses                                     14,831        12,569        42,679        36,140
                                                          ------------  ------------  ------------  ------------

Earnings before provision for income taxes                     10,328         5,349        21,153        17,679
Provision for income taxes                                      3,794         2,065         7,795         6,828
                                                          ------------  ------------  ------------  ------------

Net earnings                                                  $ 6,534       $ 3,284      $ 13,358      $ 10,851
                                                          ============  ============  ============  ============

 Net earnings per common share (basic & diluted)               $ 0.49        $ 0.25        $ 1.00        $ 0.82
                                                          ============  ============  ============  ============

Basic weighted average number of common
  shares outstanding                                       13,294,656    13,277,632    13,286,206    13,264,175

Dilutive effect of common stock options                         3,826        16,682        21,972        34,520
                                                          ------------  ------------  ------------  ------------

Diluted weighted average number of common
  shares outstanding                                       13,298,482    13,294,314    13,308,178    13,298,695
                                                          ============  ============  ============  ============

See accompanying notes to consolidated condensed financial statements.

Union Acceptance Corporation and Subsidiaries
Consolidated Condensed Statements of Cash Flows
(Dollars in thousands)
(Unaudited)
                                                                              Nine Months Ended
                                                                                 March 31,
                                                                        -----------------------------
                                                                            2001            2000
                                                                        -------------   -------------
Cash flows from operating activities:
   Net earnings                                                            $  13,358      $   10,851
    Adjustments to reconcile net earnings to net cash
     from operating activities:
      Increase in acquisitions of receivables held for sale,
        net of liquid                                                     (1,365,552)       (988,171)
      Dealer premiums paid, net on receivables held for sale                 (41,285)        (24,516)
      Proceeds from securitization of receivables held for sale            1,440,003         950,206
      Gain on sales of receivables                                           (44,458)        (19,907)
      Impairment of retained interest in securitized assets                    4,876           4,243
      Accretion of discount on retained interest in securitized assets       (22,881)        (17,784)
      Provision for estimated credit losses                                    2,525           2,255
      Amortization and depreciation                                            4,530           2,471
      Restricted cash                                                          5,249          (2,476)
      Other assets and accrued interest receivable                            (3,182)          1,422
      Amounts due to trusts                                                    2,230             745
      Other payables and accrued expenses                                      5,407         (12,082)
                                                                          -----------    ------------
        Net cash provided by (used in) operating activities                      820         (92,743)
                                                                          -----------    ------------

Cash flows from investing activities:
   Collections on retained interest in securitized assets
     and change in spread accounts and accelerated principal                  43,826          57,663
   Capital expenditures                                                       (1,275)         (2,465)
                                                                          -----------    ------------
        Net cash provided by investing activities                             42,551          55,198
                                                                          -----------    ------------

Cash flows from financing activities:
   Principal payment on long-term debt                                       (22,000)        (22,000)
   Stock options exercised                                                         -              93
   Net change in notes payable                                               (30,213)         61,191
   Payment of borrowing fees                                                    (621)           (446)
                                                                          -----------    ------------
        Net cash provided by (used in) financing activities                  (52,834)         38,838
                                                                          -----------    ------------

Change in cash and cash equivalents                                           (9,463)          1,293

Cash and cash equivalents, beginning of period                                14,792           8,088
                                                                          -----------    ------------

Cash and cash equivalents, end of period                                     $ 5,329         $ 9,381
                                                                          ===========    ============

Supplemental disclosures of cash flow information:
Income taxes paid                                                            $ 5,859        $ 19,297
Interest paid                                                               $ 27,295        $ 21,858

See accompanying notes to consolidated condensed financial statements.

Union Acceptance Corporation and Subsidiaries
Consolidated Condensed Statement of Shareholders' Equity
For the Nine Months Ended March 31, 2001
(Dollars in thousands, except per share data)
(Unaudited)



                                         Number of Common Stock                    Accumulated
                                           Shares Outstanding                         Other                          Total
                                       ----------------------------   Common      Comprehensive      Retained    Shareholders'
                                         Class A        Class B       Stock          Earnings        Earnings       Equity
                                       ------------- -------------- ------------ ----------------- ------------ ---------------
Balance at June 30, 2000                 5,816,024     7,461,608    $ 58,632       $      3,564      $ 47,833    $    110,029

Comprehensive earnings:
  Net earnings                                   -             -           -                  -        13,358          13,358
  Net unrealized gain on retained
     interest in securitized assets              -             -           -                 73             -              73
  Income taxes related to net
    unrealized gain on retained
     interest in securitized assets              -             -           -                (26)            -             (26)
                                                                                                                 -------------
Total comprehensive earnings                                                                                           13,405

  Stock grants issued                       17,024             -         101                  -             -             101

                                         ---------     ---------    --------       ------------      --------    -------------
Balance at March 31, 2001                5,833,048     7,461,608    $ 58,733       $      3,611      $ 61,191    $    123,535
                                         =========     =========    ========       ============      ========    =============


See accompanying notes to consolidated condensed financial statements.

Union Acceptance Corporation and Subsidiaries
Notes to Consolidated Condensed Financial Statements
For the Nine Months Ended March 31, 2001 and 2000
(Unaudited)

Note 1 - Basis of Presentation

     The foregoing consolidated condensed financial statements are unaudited. However, in the opinion of management, all adjustments necessary for a fair presentation of the results of the interim period presented have been included. All adjustments are of a normal and recurring nature. Results for any interim period are not necessarily indicative of results to be expected for the year. The consolidated condensed financial statements include the accounts of Union Acceptance Corporation ("UAC") and its subsidiaries (collectively, the "Company").

     The consolidated condensed interim financial statements have been prepared in accordance with Form 10-Q specifications and therefore do not include all information and footnotes normally shown in annual financial statements. A summary of the Company's significant accounting policies is set forth in "Note 1" of the "Notes to Consolidated Financial Statements" in the Company's Annual Report on Form 10-K for the year ended June 30, 2000. Certain amounts for the
prior  period  have  been   reclassified   to  conform  to  the  current  period
presentation.

Note 2 - Retained Interest in Securitized Assets

     Retained Interest in Securitized Assets ("Retained Interest") is recorded as an "available for sale" security and is recorded at fair value. The associated unrealized gains and losses attributable to changes in fair value net of income taxes are recorded as a separate component of shareholders' equity ("accumulated other comprehensive earnings"). Other than temporary impairment charges are recorded through earnings as a component of gain on sale of receivables, net.

     The  average of the  interest  rates  received on  receivables  exceeds the interest rates paid on securities issued in the securitization. Accordingly, Retained Interest is a significant asset of the Company. In determining the fair value of the Retained Interest, the Company must estimate the future prepayments, rates of gross credit losses and credit loss severity, and delinquencies, as they impact the amount and timing of the estimated cash flows. The Company estimates prepayments by evaluating historical prepayment performance of comparable receivables and the impact of trends in the economy. The Company has used annual prepayment estimates ranging from 20.36% to 28.00% at March 31, 2001. The Company estimates gross credit losses and credit loss severity using available historical loss data for comparable receivables and the specific characteristics of the receivables purchased by the Company. The Company used net credit loss assumptions of 4.00% to 6.45% as a percentage of the original principal balance over the life of the receivables to value Retained Interest at March 31, 2001.

     The Company determines the estimated fair value of its Retained Interest by discounting the expected cash flows released from the Trust (the cash out method) using a discount rate which the Company believes is commensurate with the risks involved. The Company used tiered discount rates based on a pool's specific risk factors up to 900 basis points over the applicable U.S. Treasury Rate. The Company utilized discount rates ranging from 7.30% to 13.34% on the estimated cash flows to be released from the Spread Account to value the Retained Interest at March 31, 2001. The weighted average discount rate used to value Retained Interest at March 31, 2001 was 11.93% compared to 13.78% at June 30, 2000. This decrease in the weighted average discount rate is primarily a result of a decrease in U.S. Treasury Rates since June 30, 2000.

Union Acceptance Corporation and Subsidiaries
Notes to Consolidated Condensed Financial Statements
For the Nine Months Ended March 31, 2001 and 2000
(Unaudited)

     In July 2000, the Emerging Issues Task Force ("EITF") finalized the provisions of EITF Issue No. 99-20, "Recognition of Interest Income and
Impairment of Purchased and Retained Beneficial Interests in Securitized Financial Assets", ("EITF 99-20"). EITF 99-20 sets forth rules for recognizing interest income and determining when securities must be written down to fair value because of other than temporary impairments. EITF 99-20 will require the prospective method of adjusting the recognition of interest income when the anticipated cash flows have either increased or decreased. Anticipated cash flows can change as the result of factors such as credit losses and prepayment rates. Under the provisions of EITF 99-20, an other than temporary impairment must be recorded when the anticipated cash flows have decreased since the last estimate and the fair value of the Retained Interest is less than the carrying value.

     The Company currently applies certain provisions of EITF Issue No. 93-18 "Recognition of Impairment for an Investment in a Collateralized Mortgage Obligation Instrument or in a Mortgage-Backed Interest-Only Certificate" ("EITF 93-18") regarding impairment. EITF 99-20 will no longer allow for measurement of other than temporary impairments based on fair values discounted at risk free rates.

     The effective date for EITF 99-20 is April 1, 2001, with earlier adoption permitted. Any write-down associated with the implementation of EITF 99-20 would be reported as a "cumulative effect of a change in accounting principle" and would be reported on a prospective basis. The Company expects the after-tax cumulative effect to be a charge to earnings of approximately $1.0 million related to the adoption of EITF 99-20. See--"Discussion of Forward-Looking Statements".

Retained Interest in Securitized Assets is as follows (in thousands) at:

                                                         March 31,     June 30,
                                                           2001          2000
                                                         -----------------------
Estimated gross interest spread from receivables,
  net of estimated prepayments and fees                $   362,920  $   287,661
Estimated dealer premium rebates refundable                 16,345       18,133
Estimated credit losses on securitized receivables        (143,274)    (119,003)
Accelerated Principal (1)                                   28,823       24,082
Spread accounts                                             83,346       58,663
Discount to present value                                  (82,045)     (61,105)
                                                       ------------ ------------
  Total Retained Interest in Securitized Assets        $   266,115  $   208,431
                                                       ============ ============
Outstanding balance of securitized receivables         $ 3,228,640  $ 2,676,655
                                                       ============ ============
Estimated credit losses as a percentage of
  securitized receivables serviced                            4.44%        4.45%

(1)  Also referred to as "turbo".

Union Acceptance Corporation and Subsidiaries
Notes to Consolidated Condensed Financial Statements
For the Nine Months Ended March 31, 2001 and 2000
(Unaudited)

Note 3 - Notes Payable

Notes Payable is comprised of warehouse credit facilities of $119.5 million and working capital line borrowings of $2.5 million at March 31, 2001 and $152.2 million of warehouse credit facilities at June 30, 2000.

Note 4 - Segment Information

     The Company has a single reportable segment which is acquiring, securitizing and servicing retail automobile installment sales contracts and installment loan agreements originated by dealerships affiliated with major domestic and foreign automobile manufacturers. The single segment is based on management's approach to operating decisions, assessing performance and reporting financial information.

Note 5 - Earnings Per Share

     Options to purchase shares of common stock are excluded from the calculation of Earnings Per Share ("EPS") assuming dilution when the exercise prices of these options are greater than the average market price of the common share during the period. During March 2001, the Board adopted an amendment to the Company's 1999 Incentive Stock Plan, subject to shareholder approval, to increase the number of shares reserved for issuance by 300,000. In connection with Michael G. Stout's appointment as Chairman of the Company's board, Mr. Stout was awarded 300,000 options at an exercise price of $5.375, half of which vest in fiscal 2001 and half of which vest in fiscal 2002. Additionally in March, the Company repurchased from optionees, options to purchase an aggregate of 217,250 shares with an option price of $16.00 per share. No options with an exercise price of $16.00 remain outstanding. The following chart indicates the numbers of shares which were excluded from the calculation of EPS assuming dilution for the periods indicated:


            Three Months Ended                    Nine Months Ended
                 March 31,                             March 31,
     -------------------------------        ----------------------------
          2001             2000                2001            2000
     ---------------    ------------        ------------    ------------
        1,006,443          439,911            988,297         422,073




Note 6 - Recent Accounting Pronouncements


     In September 2000, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140"). SFAS No. 140 replaces Statement of Accounting Standard No. 125, which bears the same title, ("SFAS No. 125"). SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Other provisions of the statement are effective for fiscal years ended after December 15, 2000 and include additional disclosure requirements and changes related to the recognition and reclassification of collateral. The Company has determined that the implementation of SFAS No. 140 will not have a material impact on its financial position or results of operation. See--"Discussion of Forward-Looking Statements".

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdication where the offer or sale is not permitted.

                             Subject to Completion

Preliminary  Prospectus  Supplement  dated May ___, 2001
(To Preliminary Prospectus dated May ___, 2001)


                  For Standby Purchasers In the Rights Offering
                                       By


                                 [Logo omitted]


                           Up to 17,600,000 shares of
                              Class A Common Stock

This prospectus supplement is being provided, together with our prospectus indicated above, to certain prospective standby purchasers in connection with our rights offering to our shareholders described in the prospectus. This supplement contains additional information which is important for you as a prospective standby purchaser. If you agree to serve as a standby purchaser, you will be required to execute and deliver to us a standby purchase agreement, after the registration statement of which the prospectus is a part becomes effective, but immediately before we issue the rights to our shareholders. Our purpose in seeking commitments from standby purchasers is to provide assurance that our rights offering will be completely subscribed up to 16,000,000 shares of Class A common stock (subject to our right to increase the size of the offering to 17,600,000 shares as described in the prospectus), even if our shareholders do not fully subscribe the offering. As more fully described in the prospectus, we expect our principal shareholders, directors and members of management to subscribe for approximately 6,400,000 shares in the rights offering. It is our intention that the maximum commitments of the standby purchasers in the offering, when added to the subscriptions we expect will be received in the rights offering from our principal shareholders, directors and management, will provide for the purchase of 16,000,000 shares in the aggregate.

                           STANDBY PURCHASE AGREEMENTS

With assistance from our financial advisor and limited placement agent, Castle Creek Financial LLC, we will identify certain institutional investors and other high net worth individuals to act as standby purchasers. As a standby purchaser, on or before the record date for the rights offering, you will be required to execute and deliver a standby purchase agreement. In that agreement you will agree to purchase, at the subscription price offered to our shareholders in the rights offering, up to a maximum number of shares of our Class A common stock, if available after other allocations of shares in the rights offering, including our allocation of shares to satisfy Oversubscription Rights exercised by our shareholders. The maximum commitments of the standby purchasers will cover up to 9,600,000 shares in the aggregate. In addition, the standby purchase agreement will provide that we must allocate, if required by the standby purchasers, a minimum of up to at least 4,000,000 shares in the aggregate. Your minimum share allocation will be determined by multiplying 4,000,000 times the percentage represented by your maximum commitment in comparison to the sum of the maximum standby commitments of all standby purchasers. However, in no event will your minimum share allocation exceed your maximum commitment.

The manner in which we will allocate shares in the offering is described in more detail in the prospectus under "The Offering--Maximum Offering;" and "--Order of Allocation." After all of the Basic Subscription Rights have expired or have been exercised or declined, each standby purchaser will be allocated shares to assure that their respective minimum standby purchase rights are satisfied. To the extent our shareholders exercise their Basic Subscription Rights for more than 12,000,000 shares, we would issue more than 16,000,000 shares in the offering to satisfy the minimum purchase rights of the standby purchasers, but no further shares would be allocated to the standby purchasers or our shareholders unless we increase the size of the offering as described in the prospectus. After the conclusion of the rights offering, if shares subscribed for by our shareholders pursuant to their Basic Subscription Rights and
Oversubscription Rights and shares allocated to satisfy the minimum purchase rights of the standby purchasers in the aggregate do not exceed 16,000,000 shares, we will allocate additional shares to you for purchase up to your maximum commitment. In such event, the shares remaining available will be allocated among the standby purchasers on a pro rata basis according to their respective maximum standby purchase commitments.

In the standby purchase agreement we will represent to you that, as of the date of such agreement, we will have received binding commitments from our principal shareholders, directors and management, to subscribe for at least 6,400,000 shares in the aggregate, subject only to our issuance of the rights. The agreement will contain other representations, warranties and conditions customary for agreements of this nature. The terms and conditions of our agreement with each standby purchaser will be substantially similar. You will be obligated to purchase shares to satisfy your commitment in your agreement with us, even if another standby purchaser breaches its obligation to purchase.

At the closing, you will be required to pay to Computershare Trust Company of New York, as subscription agent, the subscription price for each share purchased. As soon as practicable after the closing we will deliver pursuant to your instructions certificates representing the shares of Class A common stock that you purchase.

Each standby purchase agreement will provide that it may be terminated only upon the occurrence of certain events. A standby purchaser may terminate a standby purchase agreement if it is not in material breach of its obligations under the standby purchase agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in the standby purchase agreement on our part. In addition, each standby purchaser may terminate its standby purchase agreement without our consent if (a) the transactions contemplated by the standby purchase agreement are not consummated by August 31, 2001, unless such failure to consummate the transactions is a result of a breach of the standby purchase agreement by the standby purchaser seeking termination, or (b) we are unable to obtain required federal or state approvals for the transactions contemplated by the standby purchase agreement on conditions that we find reasonably satisfactory despite our reasonable efforts to obtain such approvals.

Each standby purchase agreement will further provide that, from the date of execution of the agreement until the closing, you will not offer, sell, contract to sell or otherwise dispose of, or bid for, purchase, contract to purchase or otherwise acquire, any shares of Class A common stock or Class B common stock, except pursuant to any rights issued to you in the rights offering, without our prior written consent. Further, each standby purchase agreement will provide that, unless the standby purchaser is registered under the Investment Company Act of 1940, as amended, the shares purchased by such standby purchasers pursuant to a standby purchase agreement may not be sold or transferred for a period of three months following the date upon which such shares were purchased. The agreement will also state that we will not be obligated to issue any shares of our Class A common stock to you in an amount which, when aggregated with other shares beneficially owned by you, would exceed ten percent (10%) of the total issued and outstanding shares of common stock (Class A and Class B) upon completion of the rights offering without our consent.

You may obtain additional copies of the proposed form of standby purchase agreement without charge by contacting Mark Ruh at Castle Creek Financial LLC, at (858) 756-8300 or mruh@castlecreek.com.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Registration Fee...................................................$ 24,200
NASD Filing Fee....................................................$ 10,180
Printing, Engraving and Mailing....................................$ 15,000
Legal Fees.........................................................$225,000
Fees of Registrar and Transfer Agent...............................$  5,000
Fees of Subscription Agent.........................................$ 20,000
Fees of Information Agent..........................................$ 15,000
Fees of Placement Agent............................................$ 50,000
Other Professional Fees............................................$100,000
Miscellaneous Fees.................................................$ 35,620

         Total.....................................................$500,000
                                                                   ========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Chapter 37 of the Indiana Business Corporation Law, as amended ("IBCL"), authorizes every Indiana corporation to indemnify its officers and directors under certain circumstances against liability incurred in connection with proceedings to which the officers or directors are made parties by reason of their relationships to the corporation. Officers and directors may be indemnified where they have acted in good faith, the action taken was not against the interests of the corporation, and the action was lawful or there was no reason or cause to believe the action was unlawful. Chapter 37 to the IBCL also requires every Indiana corporation to indemnify any of its officers or directors (unless limited by the articles of incorporation of the corporation) who were wholly successful on the merits or otherwise, in the defense of any such proceeding, against reasonable expenses incurred in connection with the proceeding. A corporation may also, under certain circumstances, pay for or reimburse the reasonable expenses incurred by an officer or director who is a party to a proceeding in advance of final disposition of the proceeding.

     Our Articles of Incorporation (as fully restated on June 29, 1994) provide that we shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (the "Action"), by reason of the fact that he is or was a director, officer, employee or agent of ours, or is or was serving at our request as a director, officer, partner, trustee, employee or agent of another entity against expenses, including attorneys' fees, judgments, settlements, penalties and fines actually or reasonably incurred by him in connection with the Action if such person acted in good faith and in a manner he reasonably believed, in the case of conduct in his official capacity, was in our best interests, and in all other cases, was not opposed to our best interests and, with respect to any criminal action or proceeding, he either had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful.

     We maintain directors' and officers' liability insurance with an annual aggregate limit of $10,000,000 for the current policy period, subject to a $100,000 retention at the corporate level, for each wrongful act where corporate reimbursement is available to any director or officer. When corporate reimbursement is not available as prescribed by applicable common law, statutory law or our governing documents, the insurer will reimburse the directors and officers with no deductible with respect to losses sustained by them for specified wrongful acts while acting in their capacities, individually or collectively, as such directors or officers.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

                                                                Page (Ex. No.
Exhibit No.                Description                       Cross Reference (1)
--------------------------------------------------------------------------------


1         Standby Placement Agreement between the                     *
          Registrant and Castle Creek Financial LLC, dated as of May 8, 2001.


3.1       Registrant's Articles of Incorporation, as amended      S-1, 3.1
          and restated.

3.2       Registrant's Code of By-Laws, as amended and restated.  S-1, 3.2

3.3       Form of Share Certificate for Class A common stock.     S-1, 3.3

4.1       Articles V and VI of Registrant's Articles of           S-1, 4.1
          Incorporation respecting the terms of shares of common stock (contained in Registrant's Articles of Incorporation filed herewith as Exhibit 3.1).

4.2       Article III - "Shareholder Meetings," Article VI -      S-1, 4.2
          "Certificates for Shares," Article VII -
          "Corporate Books and Records -
          Section 3" and Article X - "Control  Share
          Acquisitions Statute" of Registrant's Code of By-Laws (contained in Registrant's Code of By-Laws filed herewith as Exhibit 3.2).

4.3       Note Purchase Agreement between Union Acceptance        10K 1995
          Corporation and certain lenders dated as of                  4.4
          August 7, 1995.

4.3(a)    Amendment No. 1 to Note Purchase Agreement,            10Q 12/95
          dated November 22, 1995.                                     4.4(a)


4.3(b)    Amendment No. 2 to Note Purchase Agreement,            10Q 3/01
          dated April 2, 1996.                                         4.1


4.4       Note Purchase Agreement dated as of April 3, 1996       10Q 3/96
          among Union Acceptance Corporation and several               4.1
          purchasers of Senior Subordinated Notes, due 2003

4.5       Note Purchase Agreement, dated March 24, 1997,          10Q 3/97
          among Union Acceptance Corporation and certain              10.1
          purchasers of Senior Notes, due 2002

4.6       Note Purchase Agreement among UAFC Corporation          10K 1998
          (f/k/a Union Acceptance Funding Corporation),                4.9(a)
          Enterprise Funding Corporation and
          Bank of America, N.A. (f/k/a/ Nationsbank, N.A.), dated as of September 18, 1998.

4.6(a)    Amendment No. 1 to Note Purchase Agreement,             10K 1999
          dated September 9, 1999.                                     4.8(a)

4.6(b)    Amended and Restated Note Purchase Agreement            10K 2000
          among UAFC Corporation, Enterprise Funding                   4.7(b)
          Corporation, and Bank of America,
          N.A., dated as of May 12, 2000.

4.6(c)    Amendment No. 1 to Amended and Restated Note            10K 2000
          Purchase Agreement, dated June 30, 2000.                     4.7(c)

4.7       Security Agreement among Enterprise Funding             10K 1998
          Corporation, UAFC Corporation (f/k/a Union                   4.9(b)
          Acceptance Funding Corporation), Union
          Acceptance Corporation, MBIA Insurance
          Corporation and Bank of America, N.A.
          (f/k/a Nationsbank, N.A.), dated as of
          September 18, 1998.

4.7(a)    Amendment No. 1 to Security Agreement,                  10K 1999
          dated as of May 25, 1999.                                    4.9(a)

4.7(b)    Amendment No. 2 to Security Agreement,                  10K 1999
          dated as of September 9, 1999.                               4.9(b)

4.7(c)    Amended and Restated Security Agreement among           10K 2000
          Enterprise Funding Corporation, UAFC Corporation,            4.8(c)
          Union Acceptance Funding Corporation, Union Acceptance
          Corporation, MBIA Insurance Corporation and
          Bank of America, N.A., dated as of May 12, 2000.

4.7(d)    Amendment No. 1 to Amended and Restated Security        10K 2000
          Agreement, dated June 30, 2000.                              4.8(d)

4.7(e)    Amendment No. 2 to Amended and Restated Security        10K 2000
          Agreement, dated as of August 31, 2000.                      4.8(e)

4.7(f)    Amendment No. 3 to Amended and Restated Security       10Q 12/00
          Agreement, dated as of January 1, 2001.                      4.2

4.8       Note Purchase Agreement among UAFC-1 Corporation,       10K 2000
          Enterprise Funding Corporation and Bank of                   4.9
          America, N.A., dated as of May 25, 2000.

4.9       Security Agreement among Union Acceptance               10K 2000
          Funding Corporation, Enterprise Funding Corporation,         4.10
          UAFC-1 Corporation, Union Acceptance Corporation and Bank of America, N.A., dated as of May 25, 2000.

4.9(a)    Amendment No. 1 to Security Agreement,                  10K 2000
          dated as of July 14, 2000.                                   4.10(a)

4.9(b)    Amendment No. 2 to Security Agreement,                 10Q 12/00
          dated as of September 30, 2000.                              4.1

4.9(c)    Amendment No. 3 to Security Agreement,                      **
          dated as of February 27, 2001.

4.9(d)    Amendment No. 4 to Security Agreement,                      **
          dated as of March 8, 2001.

4.10      Loan and Security Agreement among UAFC-2                10K 2000
          Corporation, Union Acceptance Corporation,                   4.11
          Variable Funding Capital Corporation, First
          Union Securities, Inc., Asset Guaranty Insurance
          Company and First Union National Bank,
          dated as of August 1, 2000.

4.11      Form of Subscription Rights Certificate.                    **

5         Opinion of Barnes & Thornburg.                              **

10.1      Remittance Processing Agreement by and between         S-1, 10.5
          Union Federal Savings Bank of Indianapolis and the Registrant dated June 29, 1994.

10.2      Software License and Maintenance Agreement by          S-1, 10.10
          and between Union Federal Savings Bank of
          Indianapolis and Union Acceptance
          Corporation, dated June 29, 1994.

10.3      Loan Servicing Agreement by and between                S-1, 10.11
          Union Federal Savings Bank of Indianapolis and Union Acceptance Corporation, dated June
          29, 1994.

10.4      General Subservicing Agreement by and between          S-1, 10.12
          Union Federal Savings Bank of Indianapolis and Union Acceptance Corporation, dated as of January 1, 1995.

10.5      Loan Collection Agreement by and between               S-1, 10.13
          Union Federal Savings Bank of Indianapolis and Union Acceptance Corporation, dated June
          29, 1994.

10.6      Letter respecting Terms of Bank Accounts               S-1, 10.14
          from Union Federal Savings Bank of Indianapolis to Union Acceptance Corporation, dated May 25,
          1994.

10.7      Supplement to Account Agreement Re: Drafts by          S-1, 10.15
          and between Union Federal Savings Bank of
          Indianapolis and Union Acceptance
          Corporation, dated June 29, 1994.

10.8      Tax Allocation Agreement by and between Union          S-1, 10.16
          Holding Company, Inc. and its subsidiaries, dated February 1, 1991, as amended.

10.9      Form of Remote Outsourcing Agreement by and            S-1, 10.18
          between Alltel Information, Inc. and us, as of October 1, 1998.

10.10     Letter respecting Access to Records from               S-1, 10.25
          Union Acceptance Corporation to Union Federal
          Savings Bank of Indianapolis, dated
          September 13, 1994.

10.11     Letter Agreement by and between Union Federal         S-1,  10.26
          Savings Bank of Indianapolis and Union Acceptance
          Corporation, dated December 14, 1994 amending and initiating terms of certain Inter-Company
          Agreements.

10.12     Letter respecting terms and conditions of bank         S-1, 10.27
          accounts from Union Federal Savings Bank of
          Indianapolis to Union Acceptance
          Corporation, dated December 16, 1994.

10.13     Lease Agreement between Waterfield Mortgage             10Q 12/95
          Company, Incorporated (which assigned its                   10.19
          rights thereunder to Shadeland Properties LP) and Union Acceptance Corporation, dated as of November 1, 1995.

10.14     Purchase Agreement among UAFC Corporation                10Q 3/96
          (f/k/a Union Acceptance Funding Corporation),               10.1
          Union Acceptance Corporation and
          Union Federal Savings Bank of Indianapolis, dated as of January 18, 1996.

10.15     Sublease Agreement between Union Acceptance              10K 1996
          Corporation and Union Federal Savings Bank of               10.26
          Indianapolis, dated as of August 1, 1996.

10.16     Annual Bonus Plan for Management Employees,              10Q 12/97
          dated July 1, 1997.                                         10.1

10.17(a)  Annual Bonus and Deferral Plan for Senior Officers,      10Q 12/97
          dated July 1, 1997.                                         10.2


10.17(b)  Amendment dated November 19, 1998, to Annual Bonus       10Q 3/01
          and Deferral Plan for Senior Officers.                      10.3


10.18     Union Acceptance Corporation 1994                      S-1, 10.24
          Incentive Stock Plan.

10.18(a)  Amendment No. 1 to Union Acceptance Corporation            **
          1994 Incentive Stock Plan,
          effective as of March 2, 2001.

10.19     Union Acceptance Corporation 1999 Stock Incentive       10K  1999
          Plan, effective as of July 1, 1999.                         10.19

10.19(a)  Amendment No. 1 to Union Acceptance Corporation         10Q 9/00
          1999 Stock  Incentive Plan, dated July 26, 2000.            10.1


10.19(b)  Amendment No. 2 to Union Acceptance Corporation         10Q 3/01
          1999 Stock Incentive Plan, effective as of                  10.2
          February 23, 2001.


10.20     Union Acceptance Corporation Employee                   S-8, 4.3
          Stock Purchase Plan.


10.21     Consulting Agreement between us and Jerry D.            10Q 3/01
          Von Deylen, dated as of March 2, 2001.                      10.4

10.22     Employment Letter between us and Michael G. Stout,      10Q 3/01
          dated as of March 2, 2001.                                  10.5


23.1      Consent of Deloitte & Touche LLP.                           *

23.2      Consent of KPMG LLP.                                        *

23.3      Consent of Barnes & Thornburg (contained in                 **
          Exhibit 5 filed herewith).

24        Power of Attorney (set forth on the                         **
          signature page to this filing).

99.1      Form of Subscription Agent Agreement                        **
          between Union Acceptance Corporation and
          Computershare Trust Company of New York.

99.2      Form of Information Agent Agreement between                 **
          Union Acceptance Corporation and
          D.F. King & Co., Inc.

99.3      Form of Standby Purchase Agreement between                  *
          Union Acceptance Corporation and each
          standby purchaser.

99.4      Form of Instructions As To Use of                           **
          Subscription Rights Certificates.

99.5      Form of Notice of Guaranteed Delivery.                      **

99.6      Form of Letter To Shareholders of Record.                   *

99.7      Form of Letter from Brokers or Other                        *
          Nominees to Beneficial Owners
          of Class A Common Stock.

99.8      Form of Instructions by Beneficial                          **
          Owners to Brokers or Other Nominees.

99.9      Form of Letter to Dealers and Other Nominees.               *



*        Filed herewith.
**       Previously filed.



(1) Exhibits set forth above that are not included with this filing are incorporated by reference to the our previously filed registration statement or reports (and the indicated exhibit number) as indicated in the right hand column above, as follows:

          S-1 -- Refers to our Registration Statement on Form S-1 (Reg. No. 33-82254)

          10K 1995 -- Refers to our Form 10-K for the year ended June 30, 1995

          10K 1996 -- Refers to our Form 10-K for the year ended June 30, 1996

          10K 1997 -- Refers to our Form 10-K for the year ended June 30, 1997

          10K 1998 -- Refers to our Form 10-K for the year ended June 30, 1998

          10K 1999 -- Refers to our Form 10K for the year ended June 30, 1999.

          10K 2000 -- Refers to our Form 10K for the year ended June 30, 2000.

          10Q (month/year) -- Refers to our Form 10-Q for the quarter ended at the end of such month in such calendar year

          S-8 -- Refers to our Registration Statement on Form S-8 (Reg. No. 333-48818)

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss. 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3 (ss. 239.13 of this chapter), Form S-8 (ss. 239.16b of this chapter) or Form F-3 (ss. 239.33 of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on May 9, 2001.

                                       UNION ACCEPTANCE CORPORATION

                                       By: /s/ Rick A. Brown
                                          --------------------------------------
                                       Rick A. Brown
                                       Chief Financial Officer and Treasurer


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                       TITLE                              DATE


            *                   Chairman of the Board           May 9, 2001
--------------------------
Michael G. Stout

            *                   Director, President and         May 9, 2001
--------------------------      Chief Executive Officer
John M. Stainbrook

/s/ Rick A. Brown               Chief Financial Officer and     May 9, 2001
--------------------------      Treasurer
Rick A. Brown



            *                   Director                        May 9, 2001
--------------------------
Jerry D. Von Deylen

            *                   Director                        May 9, 2001
--------------------------
John M. Davis

            *                   Director                        May 9, 2001
--------------------------
John M. Eggemeyer, III

            *                   Director                        May 9, 2001
--------------------------
Donald A. Sherman

            *                   Director                        May 9, 2001
--------------------------
Richard D. Waterfield

            *                   Director                        May 9, 2001
--------------------------
Thomas M. West


* By:  /s/ Rick A. Brown
       --------------------
       Rick A. Brown
       Attorney-in-fact

                                  EXHIBIT INDEX

                                                                 Page (Ex. No.
Exhibit No.                     Description                  Cross Reference (1)
--------------------------------------------------------------------------------


1         Standby Placement Agreement between the                     *
          Registrant and Castle Creek Financial LLC, dated as of May 8, 2001.


3.1       Registrant's Articles of Incorporation,                 S-1, 3.1
          as amended and restated.

3.2       Registrant's Code of By-Laws, as amended and restated.  S-1, 3.2

3.3       Form of Share Certificate for Class A common stock.     S-1, 3.3

4.1       Articles V and VI of Registrant's Articles of           S-1, 4.1
          Incorporation respecting the terms of shares of common stock (contained in Registrant's Articles of Incorporation filed herewith as Exhibit 3.1).

4.2       Article III - "Shareholder Meetings," Article VI -      S-1, 4.2
          "Certificates for Shares," Article VII - "Corporate
          Books and Records - Section 3" and
          Article X - "Control  Share  Acquisitions
          Statute" of Registrant's Code
          of By-Laws (contained in Registrant's Code of By-Laws filed herewith as Exhibit 3.2).

4.3       Note Purchase Agreement between Union Acceptance        10K 1995
          Corporation and certain lenders dated as                    4.4
          of August 7, 1995.

4.3(a)    Amendment No. 1 to Note Purchase Agreement,             10Q 12/95
          dated November 22, 1995.                                    4.4(a)


4.3(b)    Amendment No. 2 to Note Purchase Agreement,             10Q 3/01
          dated April 2, 1996.                                        4.1


4.4       Note Purchase Agreement dated as of April 3, 1996       10Q 3/96
          among Union Acceptance Corporation and several              4.1
          purchasers of Senior Subordinated
          Notes, due 2003.

4.5       Note Purchase Agreement, dated March 24, 1997,          10Q 3/97
          among Union Acceptance Corporation and certain             10.1
          purchasers of Senior Notes, due 2002.

4.6       Note Purchase Agreement among UAFC Corporation          10K 1998
          f/k/a Union Acceptance Funding Corporation),                4.9(a)
          Enterprise Funding Corporation and Bank of
          America, N.A. (f/k/a/ Nationsbank, N.A.), dated as of
          September 18, 1998.

4.6(a)    Amendment No. 1 to Note Purchase Agreement,             10K 1999
          dated September 9, 1999.                                    4.8(a)

4.6(b)    Amended and Restated Note Purchase Agreement            10K 2000
          among UAFC Corporation, Enterprise Funding                  4.7(b)
          Corporation, and Bank of America,
          N.A., dated as of May 12, 2000.

4.6(c)    Amendment No. 1 to Amended and Restated Note            10K 2000
          Purchase Agreement, dated June 30, 2000.                    4.7(c)

4.7       Security Agreement among Enterprise Funding             10K 1998
          Corporation, UAFC Corporation (f/k/a Union                  4.9(b)
          Acceptance Funding Corporation), Union
          Acceptance Corporation, MBIA Insurance Corporation and Bank of America, N.A. (f/k/a Nationsbank, N.A.), dated as of September 18, 1998.

4.7(a)    Amendment No. 1 to Security Agreement,                  10K 1999
          dated as of May 25, 1999.                                   4.9(a)

4.7(b)    Amendment No. 2 to Security Agreement,                  10K 1999
          dated as of September 9, 1999.                              4.9(b)

4.7(c)    Amended and Restated Security Agreement among           10K 2000
          Enterprise Funding Corporation, UAFC Corporation,           4.8(c)
          Union Acceptance Funding Corporation, Union
          Acceptance Corporation, MBIA Insurance
          Corporation and Bank of America, N.A.,
          dated as of May 12, 2000.

4.7(d)    Amendment No. 1 to Amended and Restated Security        10K 2000
          Agreement, dated June 30, 2000.                             4.8(d)

4.7(e)    Amendment No. 2 to Amended and Restated Security        10K 2000
          Agreement, dated as of August 31, 2000.                     4.8(e)

4.7(f)    Amendment No. 3 to Amended and Restated Security        10Q 12/00
          Agreement, dated as of January 1, 2001.                     4.2

4.8       Note Purchase Agreement among UAFC-1 Corporation,       10K 2000
          Enterprise Funding Corporation and Bank of                  4.9
          America, N.A., dated as of May 25, 2000.

4.9       Security Agreement among Union Acceptance Funding       10K 2000
          Corporation, Enterprise Funding Corporation,                4.10
          UAFC-1 Corporation, Union Acceptance Corporation and Bank of America, N.A., dated as of May
          25, 2000.

4.9(a)    Amendment No. 1 to Security Agreement,                  10K 2000
          dated as of July 14, 2000.                                  4.10(a)

4.9(b)    Amendment No. 2 to Security Agreement,                  10Q 12/00
          dated as of September 30, 2000.                             4.1

4.9(c)    Amendment No. 3 to Security Agreement,                      **
          dated as of February 27, 2001.

4.9(d)    Amendment No. 4 to Security Agreement,                      **
          dated as of March 8, 2001.

4.10      Loan and Security Agreement among UAFC-2                10K 2000
          Corporation, Union Acceptance Corporation,                  4.11
          Variable Funding Capital Corporation, First
          Union Securities, Inc., Asset Guaranty Insurance
          Company and First Union National Bank,
          dated as of August 1, 2000.

4.11      Form of Subscription Rights Certificate.                    **

5         Opinion of Barnes & Thornburg.                              **

10.1      Remittance Processing Agreement by and between         S-1, 10.5
          Union Federal Savings Bank of Indianapolis and the Registrant dated June 29, 1994.

10.2      Software License and Maintenance Agreement by          S-1, 10.10
          and between Union Federal Savings Bank of
          Indianapolis and Union Acceptance
          Corporation, dated June 29, 1994.

10.3      Loan Servicing Agreement by and between                S-1, 10.11
          Union Federal Savings Bank of Indianapolis and Union Acceptance Corporation, dated June
          29, 1994.

10.4      General Subservicing Agreement by and between          S-1, 10.12
          Union Federal Savings Bank of Indianapolis and
          Union Acceptance Corporation, dated
          as of January 1, 1995.

10.5      Loan Collection Agreement by and between               S-1, 10.13
          Union Federal Savings Bank of Indianapolis and Union Acceptance Corporation, dated June
          29, 1994.

10.6      Letter respecting Terms of Bank Accounts from          S-1, 10.14
          Union Federal Savings Bank of Indianapolis to Union Acceptance Corporation, dated May 25,
          1994.

10.7      Supplement to Account Agreement Re: Drafts by          S-1, 10.15
          and between Union Federal Savings Bank of
          Indianapolis and Union Acceptance
          Corporation, dated June 29, 1994.

10.8      Tax Allocation Agreement by and between                S-1, 10.16
          Union Holding Company, Inc. and its subsidiaries, dated February 1, 1991, as amended.

10.9      Form of Remote Outsourcing Agreement by and            S-1, 10.18
          between Alltel Information, Inc. and us, as of October 1, 1998.

10.10     Letter respecting Access to Records from               S-1, 10.25
          Union Acceptance Corporation to Union Federal
          Savings Bank of Indianapolis, dated
          September 13, 1994.

10.11     Letter Agreement by and between Union Federal          S-1,  10.26
          Savings Bank of Indianapolis and Union Acceptance
          Corporation, dated December 14, 1994 amending and initiating terms of certain Inter-Company
          Agreements.

10.12     Letter respecting terms and conditions of bank         S-1, 10.27
          accounts from Union Federal Savings Bank of
          Indianapolis to Union Acceptance
          Corporation, dated December 16, 1994.

10.13     Lease Agreement between Waterfield Mortgage            10Q 12/95
          Company, Incorporated (which assigned its                  10.19
          Properties LP) and Union Acceptance Corporation, dated as of rights thereunder to Shadeland
          November 1, 1995.

10.14     Purchase Agreement among UAFC Corporation               10Q 3/96
          (f/k/a Union Acceptance Funding Corporation),               10.1
          Union Acceptance Corporation and
          Union Federal Savings Bank of Indianapolis, dated as of January 18, 1996.

10.15     Sublease Agreement between Union Acceptance             10K 1996
          Corporation and Union Federal Savings Bank of              10.26
          Indianapolis, dated as of August 1, 1996.

10.16     Annual Bonus Plan for Management Employees,             10Q 12/97
          dated July 1, 1997.                                         10.1

10.17(a)  Annual Bonus and Deferral Plan for Senior Officers,     10Q 12/97
          dated July 1, 1997.                                         10.2


10.17(b)  Amendment dated November 19, 1998, to Annual Bonus       10Q 3/01
          and Deferral Plan for Senior Officers.                      10.3


10.18     Union Acceptance Corporation 1994                      S-1, 10.24
          Incentive Stock Plan.

10.18(a)  Amendment No. 1 to Union Acceptance Corporation            **
          1994 Incentive Stock Plan, effective as
          of March 2, 2001.

10.19     Union Acceptance Corporation 1999 Stock                 10K 1999
          Incentive Plan, effective as of July 1, 1999.              10.19

10.19(a)  Amendment No. 1 to Union Acceptance Corporation         10Q 9/00
          1999 Stock Incentive Plan, dated July 26, 2000.             10.1


10.19(b)  Amendment No. 2 to Union Acceptance Corporation         10Q 3/01
          1999 Stock Incentive Plan,                                  10.2
          effective as of February 23, 2001.


10.20     Union Acceptance Corporation Employee                   S-8, 4.3
          Stock Purchase Plan.


10.21     Consulting Agreement between us and Jerry D.            10Q 3/01
          Von Deylen, dated as of March 2, 2001.                      10.4

10.22     Employment Letter between us and Michael G. Stout,      10Q 3/01
          dated as of March 2, 2001.                                  10.5


23.1      Consent of Deloitte & Touche LLP.                           *

23.2      Consent of KPMG LLP.                                        *

23.3      Consent of Barnes & Thornburg (contained in                 **
          Exhibit 5 filed herewith).

24        Power of Attorney (set forth on the                         **
          signature page to this filing).

99.1      Form of Subscription Agent Agreement between                **
          Union Acceptance Corporation and Computershare
          Trust Company of New York.

99.2      Form of Information Agent Agreement between                 **
          Union Acceptance Corporation and
          D.F. King & Co., Inc.

99.3      Form of Standby Purchase Agreement between                  *
          Union Acceptance Corporation and each
          standby purchaser.

99.4      Form of Instructions As To Use of                           **
          Subscription Rights Certificates.

99.5      Form of Notice of Guaranteed Delivery.                      **

99.6      Form of Letter To Shareholders of Record.                   *

99.7      Form of Letter from Brokers or Other                        *
          Nominees to Beneficial Owners
          of Class A Common Stock.

99.8      Form of Instructions by Beneficial Owners                   **
          to Brokers or Other Nominees.

99.9      Form of Letter to Dealers and Other Nominees.               *



*        Filed herewith.
**       Previously filed.


(1) Exhibits set forth above that are not included with this (1) Exhibits set forth above that are not included with this filing are incorporated by reference to the our previously filed registration statement or reports (and the indicated exhibit number) as indicated in the right hand column above, as follows:

          S-1 -- Refers to our Registration Statement on Form S-1 (Reg. No. 33-82254)

          10K 1995 -- Refers to our Form 10-K for the year ended June 30, 1995

          10K 1996 -- Refers to our Form 10-K for the year ended June 30, 1996

          10K 1997 -- Refers to our Form 10-K for the year ended June 30, 1997

          10K 1998 -- Refers to our Form 10-K for the year ended June 30, 1998

          10K 1999 -- Refers to our Form 10K for the year ended June 30, 1999.

          10K 2000 -- Refers to our Form 10K for the year ended June 30, 2000.

          10Q (month/year) -- Refers to our Form 10-Q for the quarter ended at the end of such month in such calendar year

          S-8 -- Refers to our Registration Statement on Form S-8 (Reg. No. 333-48818)